As filed with the Securities and Exchange Commission on August 31, 2007

Registration No. 333-144686

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

THE PNC FINANCIAL SERVICES GROUP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	6712	25-1435979
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Richard J. Johnson

Chief Financial Officer

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

(412) 762-2000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Thomas L. Hanley, Esq. Pepper Hamilton LLP 600 Fourteenth Street, N.W. Washington, D.C. 20005 (202) 220-1200	Daniel J. O’Donnell, Esq. Secretary Yardville National Bancorp 2465 Kuser Road Hamilton, New Jersey 08690 (609) 585-5100	Edward D. Herlihy, Esq. Nicholas G. Demmo, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 31, 2007

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On June 6, 2007 Yardville National Bancorp agreed to merge with The PNC Financial Services Group, Inc. We are sending you this proxy statement/prospectus to invite you to attend a special meeting of Yardville shareholders being held to vote on the merger and to ask you to vote at the special meeting in favor of the merger.

If the merger is completed, Yardville will merge with and into PNC, and you will be entitled to elect to receive your merger consideration in the form of PNC common stock, cash or a combination of both. Subject to the election and adjustment procedures described in this document, you will be entitled to receive, in exchange for each share of Yardville common stock you hold at the time of the merger, consideration, without interest, with a value equal to the sum of (i) 0.2923 multiplied by the average closing price of PNC common stock on the New York Stock Exchange during the five trading days ending the day before the completion of the merger and (ii) $14.00. We expect that the merger will generally be tax-free to you as to shares of PNC common stock you receive in the merger and generally taxable to you as to the cash you receive.

The implied value of the merger consideration will fluctuate with the market price of PNC common stock. As explained in more detail in this document, whether you make a cash election, a stock election or no election, the value of the consideration you will receive as of the completion date will be substantially the same based on the average pre-closing PNC trading price.

As an example, if the average closing price of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger is $69.61, which was the closing price of PNC common stock on the NYSE on August 30, 2007 (the most recent practicable date prior to the mailing of this proxy statement), each share of Yardville common stock would be converted into the right to receive either approximately $34.35 in cash or approximately 0.4934 shares of PNC common stock. Based on that PNC closing price, the 0.4934 shares of PNC common stock would have a market value of approximately $34.35. As an additional example, if the average closing price of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger is $73.16, which was the average closing price for PNC common stock for the five days ending on June 6, 2007, the last trading day prior to the announcement of the merger, each share of Yardville common stock would be converted into the right to receive approximately $35.38 in cash or approximately 0.4837 of a share of PNC common stock. A chart showing the cash and stock merger consideration at various hypothetical closing prices of PNC common stock is provided on page 5 of this document.

The market prices of both PNC common stock and Yardville common stock will fluctuate before the merger. You should obtain current stock price quotations for PNC common stock and Yardville common stock. PNC common stock trades on the NYSE under the symbol “PNC” and Yardville common stock is quoted on The Nasdaq Global Select Market under the symbol “YANB.”

The special meeting of the shareholders of Yardville will be held on October 19, 2007 at 10:00 a.m., local time, at the La Villa Ristorante, 2275 Kuser Road, Hamilton Square, New Jersey 08690. Your vote is important. A majority of the votes cast at the Yardville special meeting is required to approve the merger agreement, and a majority of the outstanding Yardville common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting. The members of the board of directors of Yardville and certain executive officers, who in the aggregate have the power to vote approximately 12.85% of the outstanding shares of Yardville common stock, have each executed a voting agreement with PNC pursuant to which they have agreed to vote their shares of Yardville common stock in favor of the merger and against any competing business combination transaction. Regardless of whether you plan to attend the special shareholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this document. The Yardville board of directors recommends that Yardville shareholders vote ‘FOR’ approval of the merger.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page 15, for a discussion of the risks relating to the proposed merger. You also can obtain information about our companies from documents that each of us has filed with the Securities and Exchange Commission.

Patrick M. Ryan

Chief Executive Officer

Yardville National Bancorp

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the PNC common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this document is August 31, 2007, and it is first being mailed or otherwise delivered to Yardville shareholders on or about September 5, 2007.

YARDVILLE NATIONAL BANCORP

2465 Kuser Road

Hamilton, New Jersey 08690

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Yardville National Bancorp will hold a special meeting of shareholders at the La Villa Ristorante, 2275 Kuser Road, Hamilton Square, New Jersey 08690 at 10:00 a.m. local time, on October 19, 2007 to consider and vote upon the following proposals:

•

to approve the Agreement and Plan of Merger, dated as of June 6, 2007, by and between Yardville National Bancorp and The PNC Financial Services Group, Inc., which provides for, among other things, the merger of Yardville National Bancorp with and into The PNC Financial Services Group, Inc.; and

•

to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of merger.

The Yardville board of directors has fixed the close of business on August 24, 2007 as the record date for the special meeting. Only Yardville shareholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting.

A majority of the votes cast at the Yardville special meeting is required to approve the merger agreement.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also authorize a proxy to vote your shares by either visiting the website or calling the toll-free number shown on your proxy card. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Yardville common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the special meeting in the manner described in the accompanying document.

The Yardville board of directors has unanimously approved the merger and the merger agreement and recommends that Yardville shareholders vote ‘FOR’ approval of the plan of merger.

BY ORDER OF THE BOARD OF DIRECTORS,

Daniel J. O’Donnell

Secretary

August 31, 2007

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about PNC and Yardville from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, Pennsylvania 15222-2707 Attention: Shareholder Services (800) 982-7652 Email: webqueries@computershare.com	Yardville National Bancorp 2465 Kuser Road Hamilton, New Jersey 08690 Attention: Howard N. Hall, Assistant Treasurer’s Office (609) 631-6223

You will not be charged for any of these documents that you request. Yardville shareholders requesting documents should do so by October 12, 2007 in order to receive them before the special meeting.

See “Where You Can Find More Information” on page 83.

i

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this document to fully understand the voting procedures for the special meeting.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to approve the Agreement and Plan of Merger, dated as of June 6, 2007, by and between Yardville National Bancorp and The PNC Financial Services Group, Inc., which provides for, among other things, the merger of Yardville National Bancorp with and into The PNC Financial Services Group, Inc.

Q:	What do I need to do now?

A:	With respect to the meeting – after you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card, authorizing a proxy by telephone or through the Internet, or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

With respect to the merger – you should complete and return the election form, together with your stock certificates, to Computershare, the exchange agent for the merger, according to the instructions printed on the form or, if your shares are held in “street name,” according to your broker’s instructions.

Q:	When must I elect the type of merger consideration that I prefer to receive?

A:	If you wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the form of election , which is being separately mailed to Yardville shareholders following the mailing of this document. You will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent, Computershare, at the address given in the materials, together with the certificates representing shares of Yardville common stock, prior to the election deadline. The election deadline will be October 18, 2007 or such other date as the parties agree. If you do not submit a properly completed and signed form of election to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive, and consequently, may receive only cash, only PNC common stock or a combination of cash and PNC common stock in the merger. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Q:	If I am a Yardville shareholder, should I send in my Yardville stock certificates with my proxy card?

A:	No. Please DO NOT send your Yardville stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the form of election, which is being mailed to Yardville shareholders separately following the mailing of this document, regarding the surrender of your share certificates. You should then, prior to the election deadline, send your Yardville common stock certificates to the exchange agent, together with your completed, signed form of election.

Q:	Why is my vote important?

A:	Because the merger cannot be completed without the affirmative vote of a majority of the votes cast at the special meeting, and because a majority of the outstanding Yardville common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting, every shareholder’s vote is important. The Yardville board of directors recommends that you vote “FOR” approval of the plan of merger. The members of the board of directors of Yardville and certain executive officers, who in the aggregate have the power to vote approximately 12.85% of the outstanding shares of Yardville common stock, have each executed a voting agreement with PNC pursuant to which they have agreed to vote their shares of Yardville common stock in favor of the merger and against any competing business combination transaction.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal (a so-called “broker non-vote”). Because only those votes cast “for” and “against” the merger proposal are counted, a failure to provide your broker instructions will have no effect on the vote to approve the merger proposal. For purposes of determining the number of votes cast with respect to the merger proposal, only those votes cast “for” or “against” the proposal are counted. “Broker non-votes,” if any are submitted by brokers or nominees in connection with the special meeting, will not be counted as votes “for” or “against” for purposes of determining the number of votes cast but will be treated as present for quorum purposes.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Yardville common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote?

A:

Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, or by submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to the Secretary of Yardville, or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The Yardville Secretary’s mailing address is 2465 Kuser Road, Hamilton, New Jersey 08690.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Secretary of Yardville) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the fourth quarter of 2007. However, we cannot assure you when or if the merger will occur. Among other things, we cannot complete the merger until we obtain the approval of Yardville shareholders at the special meeting.

Q:	Whom should I call with questions about the shareholders meeting or the merger?

A:	Yardville shareholders should call Georgeson Inc., Yardville’s proxy solicitor, at 1-800-509-1393 with any questions about the merger and related transactions.

SUMMARY

This summary highlights information contained elsewhere in this document and may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 83. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

THE MERGER (page 22)

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this document. Please carefully read the merger agreement as it is the legal document that governs the merger.

Yardville Will Merge into PNC

We are proposing the merger of Yardville with and into PNC. As a result, PNC will continue as the surviving company.

Yardville Shareholders Will Receive Cash and/or Shares of PNC Common Stock in the Merger depending on their Election and any Proration (page 50)

You will have the right to elect to receive merger consideration, without interest, for each of your shares of Yardville common stock in the form of cash or shares of PNC common stock, subject to proration in the circumstances described below. In the event of proration, you may receive a portion of the merger consideration in a form other than that which you elected.

The implied value of the merger consideration will fluctuate with the market price of PNC common stock and will be determined based on the average closing price of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger. As explained in more detail in this document, whether you make a cash election or a stock election, the value of the consideration you receive as of the date of completion of the merger will be substantially the same based on the average PNC closing price used to calculate the merger consideration. Record holders may specify different elections with respect to different shares that you hold (if, for example, you own 100 shares of Yardville common stock, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

As an example, based on the average of the closing prices of PNC common stock on the NYSE for the five trading days ending on August 30, 2007, for each share of Yardville common stock held, you would receive either approximately $34.63 in cash or 0.4907 of a share of PNC common stock, subject to possible proration. We will compute the actual amount of cash and number of shares of PNC common stock that each Yardville shareholder will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement — Consideration To Be Received in the Merger” beginning on page 50.

Set forth below is a table showing the consideration that you would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula if the actual average of the closing prices of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger were equal to the hypothetical range contained in the table. The table does not reflect the fact that cash will be paid instead of fractional shares. As described below, regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock.

PNC Common Stock			Yardville Common Stock

Hypothetical Five-Day Average Closing Prices	Cash Election: Cash Consideration Per Share	OR	Stock Election: Stock Consideration per share
			Shares of PNC Common Stock	Market Value (*)
$64.00	$32.71		0.5110	$32.70
$65.00	$33.00		0.5077	$33.00
$66.00	$33.29		0.5044	$33.29
$67.00	$33.58		0.5013	$33.59
$68.00	$33.88		0.4982	$33.88
$69.00	$34.17		0.4952	$34.17
$70.00	$34.46		0.4923	$34.46
$71.00	$34.75		0.4895	$34.75
$72.00	$35.05		0.4868	$35.05
$73.00	$35.34		0.4841	$35.34
$74.00	$35.63		0.4815	$35.63
$75.00	$35.92		0.4790	$35.93
$76.00	$36.22		0.4765	$36.21
$77.00	$36.51		0.4741	$36.51
$78.00	$36.80		0.4718	$36.80
$79.00	$37.09		0.4695	$37.09
$80.00	$37.38		0.4673	$37.38
$81.00	$37.68		0.4651	$37.67
$82.00	$37.97		0.4630	$37.97
$83.00	$38.26		0.4610	$38.26
$84.00	$38.55		0.4590	$38.56

*	Market value based on hypothetical five-day average closing price on the NYSE of PNC common stock. Any difference in the cash consideration per share and the market value is due to rounding.

The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the actual average closing price of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger, as described below. The actual average closing price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of PNC common stock may not be shown in the above table.

Regardless of Whether You Make a Cash Election or a Stock Election, You May Nevertheless Receive a Mix of Cash and Stock (page 52)

The aggregate number of shares of PNC common stock that will be issued in the merger is approximately 3,356,441 million, based on the number of shares of Yardville common stock outstanding on August 24, 2007, and the aggregate amount of cash that will be paid in the merger is fixed at $156.46 million. As a result, if more Yardville shareholders make valid elections to receive either PNC common stock or cash than is available as merger consideration under the merger agreement, those Yardville shareholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

If shares of Yardville common stock are issued upon the exercise of outstanding Yardville stock options or warrants or as otherwise permitted by the merger agreement, the aggregate number of shares of PNC common stock to be issued as consideration in the merger will be increased accordingly. The aggregate amount of cash consideration payable as merger consideration will always remain fixed at $156.46 million.

What Holders of Yardville Stock Options Will Receive (page 55)

When we complete the merger, each outstanding option to purchase shares of Yardville common stock, whether vested or not, will be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the number of shares of Yardville common stock subject to the outstanding portion of the option and (ii) the excess, if any, of the per share cash merger consideration over the exercise price per share of the option. The lump sum cash payment will be subject to applicable tax withholding.

In Order To Make a Valid Election, You Must Properly Complete and Deliver the Form of Election (page 55)

If you wish to elect the type of merger consideration you prefer to receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being mailed to Yardville shareholders separately following the mailing of this document. You will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent at the address given in the materials, together with the certificates representing shares of Yardville common stock (or a properly completed notice of guaranteed delivery) prior to the election deadline. The form of election also includes delivery instructions for shares held in book-entry form. You should NOT send your stock certificates with your proxy card.

The election deadline will be October 18, 2007 or such other date as the parties agree. If you do not submit a properly completed and signed form of election to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive, and, consequently, may receive only cash, only PNC common stock or a combination of cash and PNC common stock in the merger. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Once you have tendered your Yardville stock certificates to the exchange agent, you may not transfer your shares of Yardville common stock represented by those stock certificates until the merger is completed, unless you revoke your election by written notice to the exchange agent that is received prior to the election deadline. If the merger is not completed and the merger agreement is terminated, stock certificates will be returned by the exchange agent.

If you are a registered Yardville shareholder and fail to submit a properly completed form of election, together with your Yardville stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, you will be deemed not to have made an election. As a non-electing holder, you will be paid merger consideration in an amount per share that is equivalent in value to the amount paid per share to holders making elections, but you may be paid all in cash, all in PNC common stock, or in part cash and in part PNC common stock, depending on the remaining pool of cash and PNC common stock available for paying merger consideration after honoring the cash elections and stock elections that other shareholders have made, and without regard to your preference.

The Merger Has Been Structured to Be Tax-Free to Yardville Shareholders to the Extent They Receive PNC Common Stock (page 67)

The exchange by U.S. holders of Yardville common stock for PNC common stock has been structured to be generally tax free for U.S. federal income tax purposes, except that:

•	U.S. holders of Yardville common stock that receive both cash and PNC common stock generally will recognize gain, but not loss, to the extent of the cash received;

•	U.S. holders of Yardville common stock that receive only cash generally will recognize gain or loss; and

•

U.S. holders of Yardville common stock generally will recognize gain or loss with respect to cash received instead of fractional shares of PNC common stock that such holders would otherwise be entitled to receive.

For further information, please refer to “Material United States Federal Income Tax Consequences of the Merger.”

The United States federal income tax consequences described above may not apply to all holders of Yardville common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Share Information (pages 13 and 80)

PNC common stock is quoted on the NYSE under the symbol “PNC.” Yardville common stock is quoted on The Nasdaq Global Select Market under the symbol “YANB.” The following table shows the closing sale prices of PNC common stock and Yardville common stock as reported on the NYSE and Nasdaq on June 6, 2007, the last trading day before we announced the merger, and on August 30, 2007, the last practicable trading day prior to mailing this document. The table also presents the equivalent value of the merger consideration per share of Yardville common stock on June 6, 2007 and August 30, 2007, calculated by multiplying the closing price of PNC common stock on those dates by 0.4872 and 0.4934, respectively, each representing the fraction of a share of PNC common stock that Yardville shareholders electing to receive PNC common stock would receive in the merger for each share of Yardville common stock, assuming that the average of the closing prices of PNC common stock on the NYSE for the five trading days ending the day before the completion of the merger was the closing price of PNC common stock on June 6, 2007 and August 30, 2007, respectively, and assuming no proration.

	PNC Common Stock	Yardville Common Stock	Equivalent per Share Value
At June 6, 2007	$71.84	$35.77	$35.00
At August 30, 2007	$69.61	$33.74	$34.35

The market price of PNC common stock and Yardville common stock will fluctuate prior to the merger. You should obtain current stock price quotations for the shares.

Hovde Financial, Inc. and Boenning & Scattergood, Inc. Have Each Provided an Opinion to the Yardville Board of Directors Regarding the Merger Consideration (page 26)

Yardville’s financial advisors, Hovde Financial Inc. and Boenning & Scattergood, Inc., have each conducted financial analyses and delivered an opinion to Yardville’s board of directors that, as of the date of the merger agreement, the consideration to be received by Yardville shareholders was fair from a financial point of view to Yardville shareholders.

The Yardville Board of Directors Recommends that Yardville Shareholders Vote “FOR” Approval of the Plan of Merger (page 26)

The Yardville board of directors believes that the merger is in the best interests of Yardville and its shareholders and has unanimously approved the merger and the merger agreement. The Yardville board of directors recommends that Yardville shareholders vote “FOR” approval of the plan of merger.

Yardville’s Directors and Officers Have Financial Interests in the Merger That May Differ From Your Interests (page 46)

In considering the information contained in this document, you should be aware that Yardville’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Yardville shareholders. These additional interests of Yardville’s executive officers and directors may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a shareholder.

Yardville’s board of directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement. For information concerning these interests, please see the discussion under the caption “Yardville’s Directors and Officers Have Financial Interests in the Merger.”

Holders of Yardville Common Stock Do Not Have Appraisal Rights (page 45)

Yardville is incorporated under New Jersey law. Under New Jersey law, the shareholders of Yardville do not have any statutory right to dissent from the merger or seek an appraisal of the value of their shares in connection with the merger.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 63)

Currently, we expect to complete the merger in the fourth quarter of 2007. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval by Yardville shareholders, the receipt of all required regulatory approvals (such as receipt of approval (or a waiver from the application requirement) from the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, and the Office of the Comptroller of the Currency, which we refer to as the OCC) without a condition or a restriction that would have a material adverse effect on Yardville or PNC, with materiality being measured on a scale relative to Yardville, and the receipt of legal opinions by each company regarding the tax treatment of the merger.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 64)

We may mutually agree to terminate the merger agreement before completing the merger, even after shareholder approval. In addition, either of us may decide to terminate the merger agreement, even after shareholder approval, if a governmental entity issues a non-appealable final order prohibiting the merger, if a bank regulator which must grant a regulatory approval as a condition to the merger denies such approval of the merger and such denial has become final and non-appealable, or if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 30 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach). Either of us may terminate the merger agreement if the merger has not been completed by March 31, 2008, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the company seeking to terminate the merger agreement. Either of us may terminate the merger agreement if the Yardville shareholders fail to approve the plan of merger at the special meeting, provided that Yardville cannot terminate the merger agreement for this reason if it has failed to comply with its obligation to hold the special meeting.

PNC may terminate the merger agreement if the Yardville board of directors (1) fails to recommend that Yardville shareholders approve the merger, (2) withdraws, qualifies, or modifies its recommendation (or proposes to do so) in a manner adverse to PNC, (3) recommends an alternative business combination proposal in a manner adverse to PNC, or (4) resolves to do any of the foregoing. PNC may also terminate the merger agreement if Yardville breaches its obligation to call and hold a shareholder meeting to consider the merger or its obligation to not solicit competing acquisition proposals.

In addition, Yardville may terminate the merger agreement if (1) the value of the aggregate merger consideration to be paid by PNC declines by more than 15% and (2) the five-day average closing price of PNC common stock price underperforms a peer-group index by more than 15%, unless PNC exercises its option to increase the number of PNC common shares to be received by Yardville shareholders such that the implied value of the merger would be equivalent to the minimum implied value that would have had to exist for the above price-based termination right to have not been triggered. These calculations are made as of the later of (1) the date on which the last required regulatory approval is obtained (without regard to any waiting period) and (2) the business day immediately preceding the date of the special shareholder meeting, except that if the later of those two dates occurs more than fifteen days prior to the date of completion of the merger, the calculations are made as of the third business day prior to the date of completion.

Termination Fee (page 64)

In the event that PNC terminates the merger agreement because

•

the Yardville board of directors (1) fails to recommend that Yardville shareholders approve the merger, (2) withdraws, qualifies, or modifies its recommendation (or proposes to do so) in a manner adverse to PNC, (3) recommends an alternative business combination proposal, or (4) resolves to do any of the foregoing,

•	Yardville breaches its obligation to call and hold a shareholder meeting to consider the merger or its obligation to not solicit competing acquisition proposals,

•	of a willful breach by Yardville and Yardville then enters into a definitive agreement relating to a competing takeover proposal before the twelve month anniversary of the termination, or

•

prior to termination a competing takeover proposal is made to Yardville or its shareholders or has been publicly announced, the agreement is then terminated by PNC because the Yardville shareholders do not approve the merger at the shareholder meeting, and Yardville then enters into a definitive agreement relating to a competing takeover proposal before the twelve month anniversary of the termination,

Yardville will pay PNC a $14 million termination fee.

Regulatory Approvals Required for the Merger (page 45)

Yardville and PNC have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement, including the receipt of approval (or a waiver from the application requirement) from the Federal Reserve Board and the OCC. PNC and Yardville have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. In obtaining the required regulatory approvals, PNC is not required to agree to any restriction or condition that would have a material adverse effect on Yardville or PNC, measured on a scale relative to Yardville.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

The Rights of Yardville Shareholders who Receive the Stock Consideration will be Governed by Pennsylvania Law and the PNC Articles of Incorporation and Bylaws after the Merger (page 72)

The rights of Yardville shareholders will change as a result of the merger due to differences in PNC’s and Yardville’s governing documents and due to the fact that the companies are incorporated in different states (Yardville in New Jersey and PNC in Pennsylvania). Page 72 of this document contains a description of shareholder rights under each of the PNC and Yardville governing documents and applicable state law, and describes the material difference between them.

Yardville will Hold its Special Meeting on October 19, 2007 (page 19)

The special meeting will be held on October 19, 2007, at 10:00 a.m., local time, at the La Villa Ristorante, 2275 Kuser Road, Hamilton Square, New Jersey 08690. At the special meeting, Yardville shareholders will be asked to:

•	approve the plan of merger; and

•	approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger.

Record Date. Only holders of record of Yardville common stock at the close of business on August 24, 2007 will be entitled to vote at the special meeting. Each share of Yardville common stock is entitled to one vote. As of the record date of August 24, 2007, there were approximately 11,358,802 shares of Yardville common stock entitled to vote at the special meeting.

Required Vote. A majority of the votes cast at the Yardville special meeting is required to approve the merger agreement, and a majority of the outstanding Yardville common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting.

As of the record date, directors and executive officers of Yardville and their affiliates had the right to vote approximately 1,460,993 shares of Yardville common stock, or 12.86% of the outstanding Yardville common stock entitled to be voted at the special meeting. The directors and certain executive officers of Yardville, who in the aggregate have the power to vote approximately 12.85% of the outstanding shares of Yardville common stock, have each executed a voting agreement with PNC pursuant to which they have agreed to vote their shares of Yardville common stock in favor of the merger and against any competing business combination transaction.

Information about the Companies (page 71)

The PNC Financial Services Group, Inc.

The PNC Financial Services Group, Inc. is a Pennsylvania corporation, a bank holding company and a financial holding company under U.S. federal law. PNC is one of the largest diversified financial services companies in the United States based on assets, with businesses engaged in retail banking, corporate and institutional banking, asset management and global fund processing services. PNC provides many of its products and services nationally and others in PNC’s primary geographic markets located in Pennsylvania; New Jersey; Washington, DC; Maryland; Virginia; Ohio; Kentucky; and Delaware. PNC also provides certain global fund processing services internationally. PNC stock (NYSE: PNC) is listed on the New York Stock Exchange. As of June 30, 2007 PNC had total consolidated assets of approximately $125.7 billion, total consolidated deposits of approximately $77.2 billion and total consolidated stockholders’ equity of approximately $14.5 billion. The principal executive offices of PNC are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707, and its telephone number is (412) 762-2000.

Yardville National Bancorp

Yardville National Bancorp is a New Jersey corporation and a registered bank holding company under U.S. federal law. Yardville conducts a general commercial and retail banking business through its principal operating subsidiary, The Yardville National Bank, which commenced operations as a commercial bank in 1925. Yardville provides a broad range of lending, deposit and other financial products and services with an emphasis on commercial real estate and commercial and industrial lending to small to mid-sized businesses and individuals. Yardville’s existing and target markets are located in the corridor between New York City and Philadelphia. Yardville stock (NASDAQ: YANB) is listed on The Nasdaq Global Select Market. As of June 30, 2007, Yardville had total consolidated assets of approximately $2.6 billion, total consolidated deposits of approximately $2.0 billion, and total consolidated stockholders’ equity of approximately $189 million. The principal executive offices of Yardville are located at 2465 Kuser Road, Hamilton, New Jersey 08690 and its telephone number is (609) 585-5100.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PNC

Set forth below are highlights from PNC’s consolidated financial data as of and for the years ended December 31, 2002 through 2006 and as of and for the six months ended June 30, 2006 and 2007. The results of operations for the six months ended June 30, 2006 and 2007 are not necessarily indicative of the results of operations for the full year or any other interim period. PNC management prepared the unaudited information on the same basis as it prepared PNC’s audited consolidated financial statements. In the opinion of PNC management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with PNC’s consolidated financial statements and related notes included in PNC’s Annual Report on Form 10-K for the year ended December 31, 2006, and PNC’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and March 31, 2007, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 83.

PNC — Summary of Consolidated Financial Data

	Six months ended June 30,		Year ended December 31,
	2007(a)	2006	2006(b)	2005	2004	2003	2002
Earnings (in millions)
Net interest income	$1,361	$1,112	$2,245	$2,154	$1,969	$1,996	$2,197
Provision for credit losses	62	66	124	21	52	177	309
Noninterest income	1,966	2,415	6,327	4,173	3,572	3,263	3,197
Noninterest expense	1,984	2,307	4,443	4,306	3,712	3,467	3,223

Income before minority interest and income taxes	1,281	1,154	4,005	2,000	1,777	1,615	1,862
Minority interest in income of BlackRock		41	47	71	42	47	41
Income taxes	399	378	1,363	604	538	539	621

Income from continuing operations	882	735	2,595	1,325	1,197	1,029	1,200
(Loss) Income from discontinued operations, net of tax	—	—	—	—	—	—	(16)

Income before cumulative effect of accounting change	882	735	2,595	1,325	1,197	1,029	1,184
Cumulative effect of accounting change, net of tax	—	—	—	—	—	(28)	—

Net income	$882	$735	$2,595	$1,325	$1,197	$1,001	$1,184

Per common share data
Basic earnings (loss)
Continuing operations	$2.71	$2.51	$8.89	$4.63	$4.25	$3.68	$4.23
Discontinued operations	—	—	—	—	—	—	(0.05)

Before cumulative effect of accounting change	2.71	2.51	8.89	4.63	4.25	3.68	4.18
Cumulative effect of accounting change	—	—	—	—	—	(0.10)	—

Net income	$2.71	$2.51	$8.89	$4.63	$4.25	$3.58	$4.18

Diluted earnings (loss)
Continuing operations	$2.67	$2.47	$8.73	$4.55	$4.21	$3.65	$4.20
Discontinued operations	—	—	—	—	—	—	(0.05)

Before cumulative effect of accounting change	2.67	2.47	8.73	4.55	4.21	3.65	4.15
Cumulative effect of accounting change	—	—	—	—	—	(0.10)	—

Net income	$2.67	$2.47	$8.73	$4.55	$4.21	$3.55	$4.15

Period end balances (in millions)
Total assets	$125,651	$94,914	$101,820	$91,954	$79,723	$68,168	$66,377
Total deposits	77,221	63,493	66,301	60,275	53,269	45,241	44,982
Total borrowed funds	24,516	15,651	15,028	16,897	11,964	11,453	9,116
Total shareholders’ equity	14,504	8,827	10,788	8,563	7,473	6,645	6,859

(a)	Amounts for 2007 reflect the impact of PNC’s March 2, 2007 acquisition of Mercantile Bankshares Corporation.

(b)	Noninterest income for 2006 included the pretax impact of the following: gain on the BlackRock/Merrill Lynch Investment Managers (“MLIM”) transaction of $2.1 billion; securities portfolio rebalancing loss of $196 million; and mortgage loan portfolio repositioning loss of $48 million. Noninterest expense for 2006 included the pretax impact of BlackRock/MLIM transaction integration costs of $91 million. An additional $10 million of integration costs, recognized in the fourth quarter of 2006, were included in noninterest income as a negative component of the asset management line. The after-tax impact of these items was as follows: BlackRock/MLIM transaction gain—$1.3 billion; securities portfolio rebalancing loss—$127 million; mortgage loan portfolio repositioning loss—$31 million; and BlackRock/MLIM transaction integration costs—$47 million.

The aggregate after-tax impact of these items increased net income for the year ended December 31, 2006 by $1.1 billion. On a per share basis, the aggregate after-tax impact of these items increased net income by $3.72 per basic common share or $3.67 per diluted common share.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF YARDVILLE

Set forth below are highlights from Yardville’s audited consolidated financial data as of and for the years ended December 31, 2002 through 2006 and Yardville’s unaudited consolidated financial data as of and for the six months ended June 30, 2006 and 2007. The results of operations for the six months ended June 30, 2006 and 2007 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as Yardville’s audited consolidated financial statements. In the opinion of Yardville management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Yardville’s consolidated financial statements and related notes included in Yardville’s Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2006, and Yardville’s Quarterly Report on Form 10-Q, as amended by Form 10-Q/A, for the quarter ended June 30, 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 83.

Yardville—Summary of Consolidated Financial Data

	Six months ended June 30,		Year ended December 31,
	2007	2006	2006(a)	2005	2004	2003	2002
Earnings (in millions)
Net interest income	$40	$42	$84	$83	$71	$53	$46
Provision for credit losses	2	4	11	10	10	9	4
Noninterest income	3	3	1	8	8	8	8
Noninterest expense	30	27	71	50	43	38	31

Income before minority interest and income taxes (benefit)	11	14	3	31	26	14	19
Income taxes (benefit)	3	4	(2)	10	8	4	5

Net income	$8	$10	$5	$21	$18	$10	$14

Per common share data
Basic earnings
Net income	$0.75	$0.94	$0.48	$1.97	$1.77	$0.99	$1.72

Diluted earnings
Net income	$0.72	$0.90	$0.46	$1.89	$1.71	$0.97	$1.68

Period end balances (in millions)
Total assets	$2,562	$3,024	$2,621	$2,957	$2,806	$2,431	$2,232
Total deposits	2,000	2,047	2,003	1,973	1,810	1,484	1,272
Total borrowed funds	339	770	400	781	816	786	791
Total shareholders’ equity	189	178	186	177	160	144	146

(a)	In the fourth quarter of 2006 a portion of the balance sheet was restructured. Securities and Federal Home Loan Bank (“FHLB”) advances of $320.0 million were sold as part of the restructuring. Noninterest income included the impact of securities losses of $6.5 million pretax associated with the balance sheet restructuring. Noninterest expense included the impact of losses incurred with the retirement and refinancing of FHLB advances of $15.3 million pretax. The restructuring resulted in a charge to fourth quarter 2006 earnings of approximately $12.9 million after tax, or $1.13 diluted share.

COMPARATIVE PER SHARE DATA

The following table sets forth for PNC common stock and Yardville common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2006, in the case of the net income and dividends declared data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Yardville at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Accounting Treatment” on page 66. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the Securities and Exchange Commission, which we refer to as the SEC. See “Where You Can Find More Information” on page 83.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods. The Comparative Per Share Data Table for the six months ended June 30, 2007 and the year ended December 31, 2006 combines the historical income per share data of PNC and its subsidiaries and Yardville and its subsidiaries giving effect to the merger as if the merger had become effective on January 1, 2006, using the purchase method of accounting. Upon completion of the merger, the operating results of Yardville will be reflected in the consolidated financial statements of PNC on a prospective basis.

	PNC Historical (a), (d)	Yardville Historical (b)	Pro Forma Combined (c)	Pro Forma Equivalent Yardville Share
Net income for the twelve months ended December 31, 2006:
Basic	$8.89	$0.48	$8.78	$4.28
Diluted	8.73	0.46	8.62	4.20
Net income for the six months ended June 30, 2007:
Basic	2.71	0.75	2.70	1.32
Diluted	2.67	0.72	2.65	1.29
Dividends Declared:
For the year ended December 31, 2006	2.15	0.46	2.15	1.05
For the six months ended June 30, 2007	1.18	0.23	1.18	0.57
Book Value:
As of December 31, 2006	36.80	16.88	37.19	18.12
As of June 30, 2007	42.36	16.94	42.64	20.78

(a)

Noninterest income for 2006 included the pretax impact of the following: gain on the BlackRock/MLIM transaction of $2.1 billion; securities portfolio rebalancing loss of $196 million; and mortgage loan portfolio repositioning loss of $48 million. Noninterest expense for 2006 included the pretax impact of BlackRock/MLIM transaction integration costs of $91 million. An additional $10 million of integration costs, recognized in the fourth quarter of 2006, were included in noninterest income as a negative component of the asset management line. The after-tax impact of these items was as follows: BlackRock/MLIM transaction gain—$1.3 billion; securities portfolio rebalancing loss—$127 million; mortgage loan portfolio repositioning loss—$31 million; and BlackRock/MLIM transaction integration costs—$47 million.

The aggregate after-tax impact of these items increased net income for the year ended December 31, 2006 by $1.1 billion. On a per share basis, the aggregate after-tax impact of these items increased net income by $3.72 per basic common share or $3.67 per diluted common share.

(b)	In the fourth quarter of 2006 a portion of the balance sheet was restructured. Securities and FHLB advances of $320.0 million were sold as part of the restructuring. Noninterest income included the impact of securities losses of $6.5 million associated with the balance sheet restructuring. Noninterest expenses included the impact of losses incurred with the retirement and refinancing of FHLB advances of $15.3 million. The restructuring resulted in a charge to fourth quarter 2006 earnings of approximately $12.9 million after tax, or $1.13 per diluted share.

(c)	Due to the significant one-time adjustments for both PNC and Yardville during 2006, the pro forma combined results for that year may not be typical. If the one-time adjustments are excluded, the difference between the historical results and the pro forma combined results would decrease significantly for both PNC and Yardville.

(d)	Amounts for 2007 reflect the impact of PNC’s March 2, 2007 acquisition of Mercantile Bankshares Corporation.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this document, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements” and the matters discussed under the caption “Risk Factors” included in the Annual Reports on Form 10-K filed by each of PNC and Yardville for the year ended December 31, 2006 as updated by subsequently filed Forms 10-Q and 10-K/A, you should carefully consider the following factors in deciding whether to vote for adoption of the merger agreement.

Because the Market Price of PNC Common Stock Will Fluctuate, Yardville Shareholders Cannot Be Sure of the Trading Price of the Merger Consideration They Will Receive.

Upon completion of the merger, each share of Yardville common stock will be converted into the right to receive merger consideration consisting of shares of PNC common stock and/or cash pursuant to the terms of the merger agreement. The value of the merger consideration to be received by Yardville shareholders will be based on the average closing price of PNC common stock on Nasdaq for the five trading days ending on the day before the completion of the merger. This average price may vary from the closing price of PNC common stock on the date we announced the merger, on the date this document was mailed to Yardville shareholders and on the date of the meeting of the Yardville shareholders. Any change in the market price of PNC common stock prior to completion of the merger will affect the value of the merger consideration that Yardville shareholders will receive upon completion of the merger. Accordingly, at the time of the Yardville special meeting and prior to the election deadline, Yardville shareholders will not necessarily know or be able to calculate the amount of the cash consideration they would receive or the exchange ratio used to determine the number of any shares of PNC common stock they would receive upon completion of the merger. Yardville is not permitted to resolicit the vote of Yardville shareholders solely because of changes in the market price of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of PNC common stock and for shares of Yardville common stock.

We May Fail To Realize All of the Anticipated Benefits of the Merger.

The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of PNC and Yardville. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of PNC and Yardville. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

PNC and Yardville have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Yardville and PNC during the transition period.

The Market Price of PNC Common Stock after the Merger May Be Affected by Factors Different from Those Affecting the Shares of Yardville or PNC Currently.

The businesses of PNC and Yardville differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Yardville. For a discussion of the businesses of PNC and Yardville and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”

Yardville Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

Yardville’s shareholders currently have the right to vote in the election of the board of directors of Yardville and on other matters affecting Yardville. When the merger occurs, each Yardville shareholder that receives shares of PNC common stock will become a shareholder of PNC with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Yardville. In fact, it is expected that the former shareholders of Yardville as a group will own less than 1% of the outstanding shares of PNC immediately after the merger. Because of this, Yardville’s shareholders will have less influence on the management and policies of PNC than they now have on the management and policies of Yardville.

The Merger Agreement Limits Yardville’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit Yardville’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Yardville, as well as a termination fee that is payable by Yardville under certain circumstances. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Yardville from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Yardville than it might otherwise have proposed to pay.

Yardville Shareholders May Receive a Form of Consideration Different From What They Elect.

While each Yardville shareholder may elect to receive all cash or all PNC common stock in the merger, the pools of cash and PNC common stock available for all Yardville shareholders will be fixed amounts (subject to increase in the available number of shares of PNC common stock as a result of exercise of outstanding Yardville stock options and stock warrants, or as otherwise permitted by the merger agreement prior to the completion of the merger). As a result, if either a cash or stock election proves to be more popular among Yardville shareholders, you are a Yardville shareholder and you choose the election that is more popular, you might receive a portion of your consideration in the form you did not elect.

If You Are a Yardville Shareholder and You Tender Shares of Yardville Common Stock to Make an Election, You Will Not be Able to Sell Those Shares, Unless You Revoke Your Election Prior to the Election Deadline.

If you are a registered Yardville shareholder and want to make a valid cash or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery), and a properly completed and signed form of election to the exchange agent. For further details on the determination of the election deadline, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration—Form of Election.” The election deadline may be significantly in advance of the closing of the merger. You will not be able to sell any shares of Yardville common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Yardville common stock for any reason until you receive cash and/or PNC common stock in the merger. In the time between the election deadline and the closing of the merger, the trading price of Yardville or PNC common stock may decrease, and you might otherwise want to sell your shares of Yardville common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The Merger is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on PNC.

Before the merger may be completed, various waivers, approvals or consents must be obtained from the Federal Reserve Board, the OCC and other authorities in the United States. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although PNC and Yardville do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of PNC following the merger, any of which might have an adverse effect on PNC following the merger. PNC is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any condition or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Yardville or PNC, measured relative to Yardville, but PNC could choose to waive this condition.

Yardville Executive Officers and Directors Have Financial Interests in the Merger that May be Different from, or in Addition to, the Interests of Yardville Shareholders.

Yardville’s officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Yardville shareholders. For example, certain executive officers and employees of Yardville may receive tax gross up, bonus or retention payments, payments with respect to outstanding equity awards, or new equity awards with respect to PNC common stock.

Yardville’s board of directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement. For information concerning these interests, please see the discussion under the caption “Yardville’s Directors and Officers Have Financial Interests in the Merger.”

The Shares of PNC Common Stock to be Received by Yardville Shareholders Receiving the Stock Consideration as a Result of the Merger Will Have Different Rights from the Shares of Yardville Common Stock.

Upon completion of the merger, Yardville shareholders who receive the stock consideration will become PNC shareholders and their rights as shareholders will be governed by the articles incorporation and by-laws of PNC and Pennsylvania corporate law. The rights associated with Yardville common stock are different from the rights associated with PNC common stock. See the section of this proxy statement/prospectus titled “Comparison of Shareholders’ Rights” beginning on page 72 for a discussion of the different rights associated with PNC common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of PNC, Yardville and the potential combined company and may include statements for the period following the completion of the merger. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either PNC or Yardville to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth on page 15 under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by PNC or Yardville;

•

completion of the merger is dependent on, among other things, receipt of shareholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•

the integration of Yardville’s business and operations with those of PNC may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Yardville’s or PNC’s existing businesses; and

•

the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to PNC or Yardville or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, PNC and Yardville undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE YARDVILLE SPECIAL MEETING

This section contains information about the special meeting of Yardville shareholders that has been called to consider and approve the merger of Yardville with and into PNC, with PNC as the surviving corporation in the merger.

Together with this document, we are also sending you a notice of the special meeting and a form of proxy that is solicited by the Yardville board of directors. The special meeting will be held on October 19, 2007, at 10:00 a.m. local time, at the La Villa Ristorante, 2275 Kuser Road, Hamilton Square, New Jersey 08690, subject to any adjournments or postponements.

Matters to Be Considered

The purpose of the special meeting is to vote on a proposal for approval of the plan of merger.

You also will be asked to vote upon a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger.

Proxies

Each copy of this document mailed to holders of Yardville common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. You may also authorize a proxy to vote your shares by telephone or through the Internet as instructed on the proxy card.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date or submitting another proxy via the Internet or by telephone, (2) delivering a written revocation letter to Yardville’s Secretary or (3) attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting. If you hold your stock in “street name” through a bank or broker, you must follow your bank’s or broker’s instructions to revoke your proxy.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy but the mere presence (without notifying Yardville’s Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Yardville National Bancorp

2465 Kuser Road

Hamilton, New Jersey 08690

Attention: Secretary

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the plan of merger and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger. According to the Yardville by-laws, business to be conducted at a special meeting of shareholders may only be brought before the meeting by means of Yardville’s notice of the meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Solicitation of Proxies

Yardville will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Yardville will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Yardville common stock and secure their voting instructions. Yardville will reimburse the record holders for their reasonable expenses in taking those actions. Yardville has also made arrangements with Georgeson Shareholder to assist in soliciting proxies and has agreed to pay them $30,000 plus reasonable expenses for these services. If necessary, Yardville may use several of its regular employees, who will not be specially compensated, to solicit proxies from Yardville shareholders, either personally or by telephone, facsimile, letter or other electronic means.

PNC and Yardville will share equally the expenses incurred in connection with the printing and mailing of this document.

Record Date

The close of business on August 24, 2007 has been fixed as the record date for determining the Yardville shareholders entitled to receive notice of and to vote at the special meeting. At that time, approximately 11,358,802 shares of Yardville common stock were outstanding, held by approximately 659 holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Yardville common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Under applicable New Jersey law, a majority of the votes cast at the Yardville special meeting is required to approve the merger agreement. For purposes of determining the number of votes cast with respect to a matter, only those votes cast “for” and “against” a proposal are counted. Abstentions and any broker non-votes will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted “for” or “against” a proposal.

As of the record date, directors and executive officers of Yardville and their affiliates, had the right to vote approximately 1,460,993 shares of Yardville common stock, or 12.86% of the outstanding Yardville common stock at that date. The directors and certain executive officers of Yardville, who in the aggregate have the power to vote approximately 12.85% of the outstanding shares of Yardville common stock, have each executed a voting agreement with PNC pursuant to which they have agreed to vote their shares of Yardville common stock in favor of the merger and against any competing business combination transaction.

Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by approval of the holders of a majority of the shares of Yardville common stock present in person or represented by proxy at the special meeting, whether or not a quorum is present.

Recommendation of the Yardville Board of Directors

The Yardville board of directors has unanimously approved the merger agreement and the transactions it contemplates, including the merger. The Yardville board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Yardville and its shareholders and recommends that you vote “FOR” approval of the plan of merger. See “The Merger—Yardville’s Reasons for the Merger; Recommendation of the Yardville Board of Directors” for a more detailed discussion of the Yardville board of directors’ recommendation.

Attending the Meeting

All holders of Yardville common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

THE MERGER

Background of the Merger

PNC’s board of directors and senior management regularly review the financial services industry environment, including the trend towards consolidation in the industry, and periodically discuss ways in which to enhance PNC’s competitive position. Senior management of PNC has, over time, considered the possibility of acquisitions and strategic combinations with a variety of financial institutions and the potential strategic fit with such institutions based on their lines of businesses, their management and employee cultures and their geographic locations.

Similarly, the board of directors of Yardville has from time to time engaged with its senior management in reviews of Yardville’s strategic direction. During such reviews, Yardville’s board has considered various alternatives to enhance its company’s performance and prospects in the context of developments in the financial services industry, the competitive landscape and the ongoing consolidation in financial services. As noted below, these discussions have, on occasion, included informal discussions with representatives of other financial institutions, including PNC, regarding industry trends and issues and exploratory discussions of the potential benefits and issues arising from possible business combinations.

In connection with the election of directors at Yardville’s 2006 annual meeting of shareholders, the director candidates nominated by Yardville’s board of directors were opposed by a shareholder committee led by Lawrence B. Seidman. Following Yardville’s 2006 annual meeting of shareholders, the Yardville board of directors determined to augment its strategic planning process by engaging an experienced financial advisor. In July 2006, the board interviewed several investment banking firms and subsequently engaged Hovde Financial, Inc. to serve as its financial advisor in connection with the ongoing evaluation of Yardville’s strategic direction. Together with its financial advisor, the board evaluated various strategic alternatives, including remaining as an independent institution, raising additional capital through debt or equity securities sales, acquiring other financial institutions, restructuring Yardville’s balance sheet, or seeking a sale of Yardville to another financial institution. As part of its consideration of a possible sale of Yardville, the board directed the financial advisor to contact prospective strategic suitors in order to assess the level of interest, if any, in a business combination with Yardville.

In response to this directive, during the summer and fall of 2006, Yardville engaged in exploratory discussions with other financial institutions. In October 2006, three of these financial institutions expressed preliminary interest with respect to a possible transaction with Yardville. The board appointed a special committee of independent directors to review the indications of interest with the assistance of the financial advisor. Two of the institutions, however, determined not to proceed further. In November 2006, the Yardville board of directors determined not to engage in a combination with a larger institution, and instead authorized a restructuring of Yardville’s balance sheet.

Yardville completed its balance sheet restructuring in December 2006, which enhanced its net interest margin by selling lower yielding securities and using the proceeds to retire higher fixed rate Federal Home Loan Bank advances. At the same time, the board and its financial advisor initiated discussions with potential acquisition candidates.

In February 2007, one of the financial institutions with which Yardville had previously had discussions regarding a potential transaction, referred to as “Company A,” contacted senior management of Yardville to express a renewed interest in a potential transaction with Yardville. In response, Yardville’s board of directors met on February 13 to discuss and determine whether a potential transaction with a larger financial institution should be given further consideration. During its deliberations, the board considered that circumstances facing Yardville had changed significantly since the board last determined not to proceed with such a transaction. In particular, the board noted the completion of the restructuring of its balance sheet, an increased likelihood that the formal agreement with the Office of the Comptroller of the Currency would be continued through 2007, ongoing challenges of operating as an independent financial institution in light of imposed regulatory constraints, a persistent unfavorable interest rate environment and the level of competition for deposits and loans, and Yardville’s operating results and prospects relative to management’s and the board’s expectations in 2006, as reasons for revisiting the possible sale of Yardville.

In light of these developments, Yardville’s board of directors authorized management to engage in discussions with Company A regarding the parameters of a potential transaction. In addition, the board directed its financial advisor to ascertain whether other financial institutions might have an interest in a potential transaction and authorized a special committee to work with management and Yardville’s advisors to explore such a potential transaction.

On March 15, 2007, Company A provided an indication of interest to engage in a transaction with Yardville. In the succeeding weeks, the institution had its financial, legal and other advisors conduct due diligence reviews of Yardville. In addition senior management of both institutions and their advisors held discussions relating to the key terms of a potential transaction. On March 26, 2007, the special committee engaged Boenning & Scattergood, Inc. as its own financial advisor. In early April, 2007, however, Company A informed Yardville senior management that it had determined it was not interested in pursuing a transaction with Yardville.

During this time, two other financial institutions with which Yardville had held discussions in 2006, referred to as “Company B” and “Company C” each expressed renewed interest in a potential transaction with Yardville. On April 4, 2007, Yardville’s board of directors met and authorized management to explore discussions with both companies. Shortly thereafter, following preliminary due diligence, Company C determined to discontinue discussions, but discussions continued with Company B into May and Company B began to engage in due diligence.

During the week of May 13, 2007, Patrick M. Ryan, Yardville’s Chief Executive Officer scheduled a meeting with Jim Rohr, Chairman and Chief Executive Officer of PNC to discuss the possibility of a strategic combination of PNC and Yardville. On May 18, 2007, Messrs. Ryan and Rohr, together with members of their management teams, met to discuss the possibility of a potential merger of Yardville with PNC. At this meeting, Mr. Rohr indicated that, subject to due diligence and PNC board approval, PNC would be prepared to undertake a transaction that could be mutually beneficial to both Yardville and PNC.

On May 19, 2007, the special committee met to discuss management’s contacts with PNC. On May 21, 2007, the Yardville board of directors met and re-affirmed its belief that a business combination with another financial institution was in the best interests of Yardville’s shareholders, and that shareholder value was likely to be maximized by a combination with a larger and stronger financial institution than Company B. The board determined that, based on the interest previously exhibited by PNC, as well as PNC’s then-recent acquisition activities, Yardville’s management should focus its efforts on exploring PNC’s possible interest in an acquisition of Yardville.

PNC and Yardville executed mutual confidentiality agreements and during the week of May 21, exchanged information as part of PNC’s due diligence investigation. Over the course of the next week, PNC, together with its financial, legal and other advisors, conducted its diligence investigation while the parties and their advisors held discussions relating to the key terms of a transaction. Also during this period, counsel to PNC and Yardville, working with the companies, began to draft and negotiate definitive transaction documentation. In late May, Company B notified Yardville that it had determined to discontinue discussions regarding a transaction.

On May 30, PNC proposed that, subject to the finalization of due diligence and definitive deal documentation, and further subject to the Yardville board and senior management members’ willingness to enter into voting agreements to support the transaction, PNC would be willing to pay a purchase price of $35.00 per Yardville share in a combination of cash and a number of shares of PNC common stock reflected in the exchange ratio described below under “The Merger Agreement—Consideration to be Received in the Merger.” That same day the special committee of the Yardville board of directors met to discuss the PNC proposal. Following discussions among the special committee members, financial advisors and legal counsel, the special committee determined to recommend to the Yardville board of directors that the board authorize and direct management, with the assistance of members of the Committee and financial advisors and legal counsel, to continue to negotiate definitive transaction documents. Following the meeting of the special committee, the Yardville board met to discuss the PNC proposal with Yardville’s senior management, financial advisors and legal counsel. At such meeting, the Yardville board determined that such a transaction was in the best interests of its shareholders and instructed management, certain directors and Yardville’s advisors to continue to negotiate definitive transaction documentation, including the proposed voting support agreements.

The parties continued to negotiate the final terms of the transaction and prepare the definitive documentation. In addition, Yardville conducted a due diligence investigation of PNC and PNC completed its due diligence investigation of Yardville. During this time, PNC also negotiated the terms of a non-interference agreement with Lawrence B. Seidman, who proposed the competing slate of director-nominees at Yardville’s 2006 annual meeting of shareholders and was expected to solicit proxies for a competing slate of director-nominees at Yardville’s 2007 annual meeting of shareholders. Under that agreement, Mr. Seidman agreed not to seek to interfere with the proposed transaction with PNC, through litigation or otherwise.

On June 6, 2007, the special committee of Yardville’s board of directors met to discuss the proposed merger of Yardville and PNC. After discussion with the financial advisors and legal counsel, the special committee resolved to recommend the merger to Yardville’s board of directors. Following the special committee meeting, Yardville’s board of directors met to discuss the proposed merger of Yardville and PNC. Mr. Ryan updated the board on the progress of negotiations with PNC, described the key elements of the proposed merger and discussed with the board the strategic reasons for the proposed merger. Senior management described their due diligence results regarding PNC along with its advisors. Representatives of Hovde Financial, Inc. and Boenning & Scattergood, Inc. each presented a summary of their respective financial analyses of the proposed transaction, focusing in particular on the calculation of the merger consideration, and delivered their respective opinions that, as of that date, the consideration to be received by Yardville’s shareholders in the merger was fair from a financial point of view to the shareholders. Representatives from Pepper Hamilton LLP as counsel to Yardville made a detailed presentation describing the key terms of the merger and the merger agreement, and led a discussion of the directors’ fiduciary duties in evaluating and approving the merger.

Following these discussions, and review and discussion among the members of the Yardville board, the Yardville board of directors determined that the proposed transaction was in the best interests of Yardville and its shareholders, and the directors voted unanimously to approve the merger with PNC and to submit the proposed merger agreement and the merger to Yardville shareholders for their consideration and approval.

Also on June 6, the PNC board of directors held a special meeting at which members of PNC’s senior management and PNC’s outside legal and financial advisors made various presentations about, and the board discussed, the potential strategic combination with Yardville and the proposed terms of the merger. At this meeting, the PNC board unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The merger agreement was subsequently executed and delivered and PNC issued a press release prior to the opening of the financial markets in New York City on June 7, 2007 announcing the transaction.

Yardville’s Reasons for the Merger; Recommendation of the Yardville Board of Directors

In reaching its conclusion that the merger agreement and the merger are advisable and in the best interests of Yardville and its shareholders, and in approving the merger agreement and the transactions contemplated thereby, Yardville’s board of directors considered and reviewed the transaction and its terms with Yardville’s senior management, as well as its financial and legal advisors, and considered a number of factors, including:

•

Its knowledge of Yardville’s business, operations, financial condition, earnings and prospects and of PNC’s business, operations, financial condition, earnings and prospects, taking into account the results of Yardville’s due diligence review of PNC;

•	Its knowledge of the current environment in the financial services industry, including national and regional economic conditions, continued consolidation, evolving trends in technology and increasing nationwide and global competition, and the likely effect of these factors on Yardville in light of, and in the absence of, the proposed transaction;

•	The value to Yardville’s shareholders of the proposal to allow each shareholder to elect to receive his, her or its consideration in cash or PNC common stock;

•	The greater liquidity of PNC common stock relative to Yardville common stock;

•	The dividend yield and payment history of PNC common stock relative to Yardville common stock;

•

The ability of Yardville shareholders, through the PNC common stock component of the merger consideration, to participate in the potential growth of the combined PNC and Yardville institutions following consummation of the transaction;

•

The financial analyses conducted by Hovde Financial, Inc. and Boenning & Scattergood, Inc. and their opinions to the board of directors that, as of the date of the merger agreement, the consideration to be received by Yardville shareholders was fair from a financial point of view to Yardville shareholders;

•	The expectation that the receipt of PNC common stock by Yardville shareholders would generally be tax-free for U.S. federal income tax purposes;

•

The potential alternatives available to Yardville, including other potential extraordinary transactions and the alternative of remaining independent, and the risks and challenges inherent in successfully implementing Yardville’s business plans, including regulatory compliance, potential changes in management, the ongoing costs of the Company’s retail strategy, the continued unfavorable yield curve, weakness in commercial real estate in the Company’s markets, the Company’s dependence on large borrower relationships and the potential of downsizing larger borrower relationships. The board also considered the value to the shareholders of these alternatives, the timing and likelihood of achieving value from these alternatives;

•

The competitive environment facing regional banks like Yardville, and management’s belief that Yardville’s customers and employees would benefit from a combination with PNC due to the combined entity’s enhanced ability to serve its customers more broadly and effectively because of the combined entity’s greater scale, broader product portfolio and more comprehensive technology;

•

The ability to complete the merger, including, in particular, the likelihood of obtaining regulatory approval and the provisions of the merger agreement regarding Yardville’s and PNC’s obligations to pursue the regulatory approvals;

•	The historical and current market prices of Yardville common stock and PNC common stock;

•	The terms and conditions of the merger agreement, including:

•	the termination fee of $14 million that Yardville would be required to pay if the merger agreement is terminated under certain circumstances;

•	the restrictions imposed on Yardville from soliciting alternative transactions and the inability of Yardville to terminate the merger agreement in order to accept an alternative proposal;

•

the fact that Yardville’s board of directors may withdraw, modify or condition its recommendation that Yardville’s shareholders approve the merger only if the board determines, after consultation with its outside financial and legal advisors, that the failure to take such action would be inconsistent with its fiduciary obligations under applicable law; and

•

the requirement that Yardville must submit the merger agreement to a vote of Yardville’s shareholders notwithstanding any withdrawal or modification of the board of director’s recommendation that Yardville’s shareholders approve the merger.

•	The existence and nature of the voting agreements.

•	The complexity and risks involved in successfully integrating Yardville and PNC in a timely manner, and the potential impact of integration on various constituencies.

•	The taxable nature for U.S. federal income tax purposes of the cash portion of the merger consideration received by Yardville shareholders.

•	The fact that the interests of certain of Yardville’s officers and directors may be said to be different from, or in addition to, the interests of shareholders generally.

•	The possible effects of the merger on Yardville’s employees, customers, suppliers and creditors and on the communities in which Yardville’s facilities are located.

The above discussion of the information and factors considered by Yardville’s board of directors is not intended to be exhaustive, but indicates the material matters considered by the board of directors. In reaching its determination to approve the merger agreement and the transactions which it contemplates, the board did not quantify, rank or assign any relative or specific weight to, the foregoing factors, and individual directors may have considered various factors differently and may have given differing weights to different factors. Yardville’s board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Yardville’s board of directors based its determination on the totality of the information presented.

Yardville’s board of directors determined, by unanimous vote of all directors present at the meeting of the board of directors, that the merger on the terms and conditions set forth in the merger agreement is advisable and in the best interests of Yardville and its shareholders. Accordingly, Yardville’s board of directors unanimously approved and adopted the merger agreement and the transactions contemplated thereby, and recommends that Yardville shareholders vote “FOR” the proposal to approve the merger agreement.

Opinions of Yardville’s Financial Advisors

Hovde Financial, Inc.

On August 28, 2006, Yardville retained Hovde Financial, Inc. to provide its financial services to Yardville, including in connection with a potential sale of Yardville. Hovde has delivered to the board of directors of Yardville its opinion that, based upon and subject to the various considerations set forth in its written opinion dated June 6, 2007, the merger consideration to be paid to the shareholders of Yardville is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by Yardville upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated June 6, 2007, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B. Yardville’s shareholders should read the opinion in its entirety.

Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The board of directors of Yardville selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Pursuant to the terms of its engagement with Yardville, beginning with the third quarter of 2006, Hovde received a cash retainer fee in the amount of $15,000 per quarter. In addition, Hovde received a cash fee in the amount of $250,000 from Yardville for performing a financial analysis of the merger and rendering a written opinion to the board of directors of Yardville as to the fairness, from a financial point of view, of the merger to the shareholders of Yardville. Yardville has also agreed to pay Hovde completion fees, which are contingent upon the consummation of the merger, for its services as financial advisor in connection with the merger. The completion fee will be an amount equal to one percent (1%) of the value of the merger consideration, calculated in accordance with Hovde’s engagement letter, or approximately $4.3 million. In addition to its fees and regardless of whether the merger is consummated, Yardville has agreed to reimburse Hovde for its reasonable out-of-pocket expenses. Yardville has also agreed to indemnify Hovde against any claims, losses and expenses arising out of the merger or Hovde’s engagement that did not arise from Hovde’s gross negligence or willful misconduct.

Hovde’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration, and, as such, does not constitute a recommendation to any shareholder of Yardville as to how the shareholder should vote at the Special Meeting. The summary of the opinion of Hovde set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were discussed in a presentation to the board of directors of Yardville by Hovde. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the board of directors of Yardville, but it does summarize all of the material analyses performed and presented by Hovde.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the board of directors of Yardville and its fairness opinion.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Yardville and PNC. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the merger consideration, from a financial point of view, to the shareholders of Yardville. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which Yardville might engage. In addition, as described above, Hovde’s opinion to the board of directors of Yardville was one of many factors taken into consideration by the board of directors of Yardville in making its determination to approve the merger agreement.

The opinion expressed by Hovde was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including changes affecting the securities markets, the results of operations or material changes in the financial condition of either Yardville or PNC could materially affect the assumptions used in preparing the opinion.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of Yardville and PNC and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement and all attachments thereto;

•	certain historical publicly available information concerning the Yardville and PNC;

•	certain internal financial statements and other financial and operating data concerning Yardville and PNC;

•	certain financial projections prepared by the management team of Yardville;

•	discussions with members of the senior management teams of Yardville and PNC for the purpose of reviewing the future prospects of Yardville and PNC;

•	the historical market prices and trading volumes of Yardville and PNC;

•	the nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks and bank holding companies that Hovde considered relevant; and

•	the pro forma ownership of PNC Common Stock by the holders of Yardville Common Stock relative to the pro forma contribution of the Yardville’s assets, liabilities, equity and earnings.

In addition, Hovde:

•	analyzed the pro forma impact of the merger on the combined company’s earnings, consolidated equity capitalization and financial ratios;

•

took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the banking industry and its general experience in securities valuations; and

•	performed such other analyses and considered other factors as it deemed appropriate.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information provided to it and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde also assumed the financial forecasts furnished to or discussed with Hovde by Yardville and PNC were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Yardville and PNC as to the future financial performance of Yardville, PNC or the combined company, as the case may be. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Yardville.

Contribution Analysis. Hovde prepared a contribution analysis showing percentages of assets, net loans, deposits and equity at March 31, 2006 for Yardville and PNC, and the trailing twelve months and estimated calendar-year 2007 net income that would be contributed to the combined company on a pro-forma basis.

	Yardville (%)	PNC (%)
Assets	2.1	97.9
Net Loans	3.0	97.0
Deposits	2.6	97.4
Equity	1.3	98.7
LTM Net Income	0.7	99.3
2007 Estimated Net Income	1.1	98.9

Trading Price Analysis. Hovde reviewed the average trading prices for PNC at different intervals during the period commencing June 4, 2007, using the 5-day, 10-day, 20-day, 30-day, 45-day, 60-day and 90-day average closing price of PNC common stock during such period.

PNC average closing price
Last trading day	$73.83
Last 5 Trading Days	$73.80
Last 10 Trading Days	$73.90
Last 20 Trading Days	$74.33
Last 30 Trading Days	$74.43
Last 45 Trading Days	$73.96
Last 60 Trading Days	$73.33
Last 90 Trading Days	$73.59

Stock Trading History Analysis. Hovde reviewed the relationship between the movements in the prices of PNC’s common stock to movements in the SNL Bank Index for one year and three year period. Hovde noted that during the one year period ended June 4, 2007, PNC’s common stock outperformed the index.

	Beginning Index Value on June 4, 2006	Ending Index Value on June 4, 2007
PNC	100.00%	106.74%
SNL Bank Index	100.00%	105.14%

Hovde also noted that during the three year period ended June 4, 2007, PNC’s common stock outperformed the SNL Bank Index.

	Beginning Index Value on June 4, 2004	Ending Index Value on June 4, 2007
PNC	100.00%	134.95%
SNL Bank Index	100.00%	119.06%

Comparable Company Analysis. Using publicly available information, Hovde compared the stock market valuation and operating characteristics of PNC on standalone basis with other Nationwide banks with assets greater than $50.0 billion (the “Comparable Group”). The Comparable Group consisted of the following 12 publicly traded institutions:

Company Name	Headquarters	Ticker
BB&T Corporation	North Carolina	BBT
Comerica Incorporated	Michigan	CMA
Fifth Third Bancorp	Ohio	FITB
KeyCorp	Ohio	KEY
M&T Bank Corporation	New York	MTB
National City Corporation	Ohio	NCC
Regions Financial Corporation	Alabama	RF
State Street Corporation	Massachusetts	STT
SunTrust Banks, Inc.	Georgia	STI
U.S. Bancorp	Minnesota	USB
Wachovia Corporation	North Carolina	WB
Wells Fargo & Company	California	WFC

Indications of such financial performance and stock market valuation included the calculation of price-to-last twelve months trailing core earnings, price-to-2007 estimated GAAP earnings, price to 2008 estimated GAAP earnings, price-to-book value and price-to-tangible book value.

	Price to:
	LTM Earnings (x)	2007 Estimated Earnings (x)	2008 Estimated Earnings (x)	Book Value (x)	Tangible Book Value (x)
PNC(1)	8.2	13.2	12.0	1.73	3.89
Comparable Group median	14.1	13.2	12.0	1.93	3.53

(1)	Based on PNC closing price of $73.83 on June 4, 2007.

Premium to Market Analysis. Hovde reviewed the merger consideration premium to Yardville common stock price on June 4, 2007 and noted that the offer represented a 2.2% discount to Yardville’s market price of $35.79. Hovde also reviewed the merger consideration over different intervals during the period commencing June 4, 2007, using the 5-day, 10-day, 20-day, 30-day, 45-day, 60-day and 90-day average closing price of PNC common stock during such period. Using such average closing prices, Hovde observed that the premium to the current offer of $35.00 was as follows:

	PNC average closing price	Implied deal value to Yardville	Implied premium to Offer
Last trading day	$73.83	$35.01	0.0%
Last 5 Trading Days	$73.80	$35.00	0.0%
Last 10 Trading Days	$73.90	$35.03	0.1%
Last 20 Trading Days	$74.33	$35.15	0.4%
Last 30 Trading Days	$74.43	$35.18	0.5%
Last 45 Trading Days	$73.96	$35.05	0.1%
Last 60 Trading Days	$73.33	$34.87	-0.4%
Last 90 Trading Days	$73.59	$34.94	-0.2%

Analysis of Selected Transactions. As part of its analysis, Hovde reviewed three groups of comparable transactions. The first peer group included transactions, which have occurred since January 1, 2000, that involved target banks headquartered in Mid-Atlantic region (MD, NJ, NY and PA), in which the total assets of the seller were between $1.0 billion and $40.0 billion (the “Mid Atlantic Merger Group”). This Mid-Atlantic Merger Group consisted of the following 17 transactions:

Buyer	Seller
Susquehanna Bancshares Inc.	Community Banks Inc.
TD Banknorth Inc.	Interchange Financial Services
New York Community Bancorp	Atlantic Bank of New York
TD Banknorth Inc.	Hudson United Bancorp
Omega Financial Corp.	Sun Bancorp Inc.
Partners Trust Financial (MHC)	BSB Bancorp Inc.
North Fork Bancorp.	Trust Co. of New Jersey
Susquehanna Bancshares Inc.	Patriot Bank Corp.
PNC Financial Services Group	United National Bancorp
M&T Bank Corp.	Allfirst Financial Inc.
Sky Financial Group Inc.	Three Rivers Bancorp Inc.
Sovereign Bancorp Inc.	Main Street Bancorp Inc.
F.N.B. Corp	Promistar Financial Corp.
North Fork Bancorp.	Commercial Bank NY
Citigroup Inc.	European American Bank
FleetBoston Financial Corp.	Summit Bancorp
BB&T Corp.	FCNB Corp.

Hovde then reviewed comparable transactions involving banks headquartered in the Mid-Atlantic region (MD, NJ, NY and PA) announced since January 1, 2000, in which the total assets of the seller were between $200 million and $8.0 billion in which the nonperforming assets of the seller were greater than one-half of one percent of total assets (the “Second Mid-Atlantic Merger Group”). This Mid-Atlantic Merger Group consisted of the following 18 transactions:

Buyer	Seller
Northwest Bancorp Inc. (MHC)	Penn Laurel Financial Corp
Alliance Financial Corp.	Bridge Street Financial
Willow Grove Bncp. Inc.	Chester Valley Bancorp Inc.
F.N.B. Corp	NSD Bancorp Inc.
F.N.B. Corp	Slippery Rock Financial Corp.
Partners Trust Financial (MHC)	BSB Bancorp Inc.
Fulton Financial Corp.	Premier Bancorp Inc.
Partners Trust Financial (MHC)	Herkimer Trust Corp. Inc.
United National Bancorp	Vista Bancorp Inc.
Sovereign Bancorp Inc.	Main Street Bancorp Inc.
NBT Bancorp Inc.	CNB Financial Corp.
F.N.B. Corp.	Promistar Financial Corp.
Financial Institutions Inc.	Bath National Corp.
BB&T Corp.	FCNB Corp.
M&T Bank Corp.	Premier National Bancorp Inc.
M&T Bank Corp.	Keystone Financial Inc.
Niagara Bancorp Inc. (MHC)	Iroquois Bancorp Inc.
Fulton Financial Corp.	Skylands Financial Corp.

Hovde then reviewed comparable transactions involving banks headquartered throughout the United States in which the nonperforming assets of the seller were greater than one-half of one percent of total assets announced since January 1, 2001, in which the total assets of the seller were between $500 million and $3.0 billion (the “Nationwide Merger Group”). This Nationwide Merger Group consisted of the following 17 transactions:

Buyer	Seller
Wells Fargo & Co.	Placer Sierra Bancshares
Cullen/Frost Bankers Inc.	Summit Bancshares Inc.
Banc Corp.	Community Bancshares Inc.
Prosperity Bancshares Inc.	SNB Bancshares Inc.
FNB Corp.	Integrity Financial Corp
Associated Banc-Corp	State Financial Services Corp
Willow Grove Bncp Inc.	Chester Valley Bancorp Inc.
Huntington Bancshares Inc.	Unizan Financial Corp.
South Financial Group Inc.	CNB Florida Bancshares Inc.
Partners Trust Financial (MHC)	BSB Bancorp Inc.
National City Corp.	Allegiant Bancorp Inc.
City National Corp.	Civic BanCorp
Sovereign Bancorp Inc.	Main Street Bancorp Inc.
NBT Bancorp Inc.	CNB Financial Corp.
FNB Corp.	Promistar Financial Corp.
Financial Federal MHC, Inc.	Success Bancshares Inc.
Allegiant Bancorp Inc.	Southside Bancshares Corp.

Hovde calculated the medians of the following relevant transaction ratios in the Mid-Atlantic Merger Group, the Second Mid-Atlantic Merger Group and the Nationwide Merger Group: the multiple of the offer value to the acquired company’s book value; the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; the multiple of the offer value to the acquired company’s estimated earnings for 2007; and the tangible book value premium to core deposits. Hovde compared these multiples with the corresponding multiples for the merger, valuing the per share consideration that would be received pursuant to the merger agreement at $35.00 per diluted share of Yardville. In calculating the multiples for the merger, Hovde used Yardville’s earnings for the twelve months ended March 31, 2007 and estimated earnings for the current year published by I/B/E/S and Yardville’s book value, tangible book value and core deposits as of March 31, 2007. The results of this analysis are as follows:

	Offer Value to:
	Book Value (x)	Tangible Book Value (x)	12 months Preceding Earnings(1) (x)	Estimated Earnings (x)	Ratio of Tangible Book Value Premium to Core Deposits(2) (%)
PNC	2.11	2.12	22.4	20.0	12.1
Mid-Atlantic Merger Group median	2.30	2.76	19.9	19.1	16.6
Second Mid-Atlantic Merger Group median	2.28	2.33	21.2	15.9	15.4
Nationwide Merger Group median	2.08	2.63	23.0	19.5	19.5

(1)	12 months preceding earnings excludes one time costs associated with balance sheet restructuring in fourth quarter of 2006.
(2)	Core deposits defined as total deposits less CD’s greater than $100,000 and Express Data CD’s for Yardville.

This analysis produced an implied value of approximately $28 to $46 per share of Yardville common stock.

Discounted Cash Flow Analysis. Hovde estimated the present value of all shares of the Yardville’s common stock by utilizing Yardville’s estimated future earnings stream. Reflecting published analyst estimates, Yardville’s internal projections and historical averages, Hovde assumed a 2007-2011 net income of $20.1 million, $20.7 million, $22.8 million, $25.1 million, and $27.6 million, respectively. The dividends were projected to be $5.1 million, $5.1 million, $5.4 million, $5.6 million and $5.9 million in 2007-2011, respectively. In all cases, the present value of these cash flows was calculated based on a range of discount rates of 12.0%, 13.0%, and 14.0%. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Yardville’s common stock.

Hovde derived the take-out value of Yardville’s common stock using both the terminal value earnings multiple and book value approaches. In arriving at the terminal value of Yardville’s earnings stream in 2011, Hovde assumed a terminal earnings value multiple at a range of 17.0x, 18.0x and 19.0x. Similarly, in arriving at the terminal value of Yardville’s book value in 2011, Hovde assumed a terminal book value multiple at a range of 2.5x, 2.6x and 2.7x. The terminal values were then discounted, along with annual cash flows, to arrive at the present value for Yardville’s common stock. These analyses and its underlying assumptions yielded a per share range of value for Yardville’s common stock of approximately $23.17 to $27.77 with a midpoint of $25.64 based on the earnings approach and $32.26 to $37.68 with a midpoint of $34.88 based on the book value approach.

Financial Implications to Yardville Shareholders. Hovde prepared an analysis of the financial implications of PNC’s offer to a holder of Yardville common stock. This analysis indicated that on a pro forma equivalent basis, assuming both a 60% stock/40% cash consideration and that the respective exchange ratio that a stock electing Yardville shareholder would receive would be approximately 0.47 shares for Yardville shareholders electing and receiving stock consideration for their shares and exclude any potential revenue enhancement opportunities a shareholder of Yardville would receive. The 60% stock/40% cash consideration would achieve approximately 66.5% accretion in cash earnings per share, approximately 62.9% accretion in GAAP earnings per share, an increase in book value per share of approximately 36.8%, a decrease in tangible book value per share of approximately 34.2%, and an increase in dividends per share of approximately 160.8% as a result of the consummation of the merger for Yardville shareholders receiving stock. The table below summarizes the results discussed above:

	Per Share:
	2008E Cash Earnings	2008E GAAP Earnings	Book Value	Tangible Book Value(1)	Dividends
Yardville standalone	$1.82	$1.80	$17.77	$17.65	$0.46
Yardville Pro Forma Equivalent(2)	$3.03	$2.93	$24.30	$11.61	$1.20
% Accretion (Dilution)	66.5%	62.9%	36.8%	(34.2)%	160.8%

(1)	Assumptions based on March 31, 2007.
(2)	Based on a 60% stock/ 40% cash consideration with an exchange ratio of 0.4743 for stock electing shareholders.

Comparable Company Analysis. Using publicly available information, Hovde compared the stock market valuation and operating characteristics of Yardville on a standalone basis with other Mid-Atlantic banks with assets between $1.0 billion and $6.0 billion (the “Comparable Group”). The Comparable Group consisted of the following 13 publicly traded institutions:

Company Name	Headquarters	Ticker

Center Bancorp, Inc.	New Jersey	CNBC

Community Banks, Inc.	Pennsylvania	CMTY

First Mariner Bancorp	Maryland	FMAR

First United Corporation	Maryland	FUNC

Harleysville National Corporation	Pennsylvania	HNBC

Lakeland Bancorp, Inc.	New Jersey	LBAI

National Penn Bancshares, Inc.	Pennsylvania	NPBC

Peapack-Gladstone Financial	New Jersey	PGC

S&T Bancorp, Inc.	Pennsylvania	STBA

Sandy Spring Bancorp, Inc.	Maryland	SASR

Sterling Financial Corporation	Pennsylvania	SLFI

Sun Bancorp, Inc.	New Jersey	SNBC

Univest Corporation of PA	Pennsylvania	UVSP

Indications of such financial performance and stock market valuation included the calculation of price-to-last twelve months trailing core earnings, price-to-2007 estimated GAAP earnings, price-to-2008 estimated GAAP earnings, price-to-book value, price-to-tangible book value and price–to-ratio of tangible book premium to core deposits.

	Price to:
	LTM Earnings(1) (x)	2007 Estimated Earnings (x)	2008 Estimated Earnings (x)	Book Value (x)	Tangible Book Value (x)	Ratio of Tangible Book Premium to Core Deposits(2) (%)
YNB(3)	22.7	20.5	19.9	2.07	2.09	11.5
Comparable Group median	16.3	16.2	14.5	1.59	2.22	12.1

(1)	12 months preceding earnings excludes one time costs associated with balance sheet restructuring in fourth quarter of 2006.
(2)	Core deposits defined as total deposits less CD’s greater than $100,000 and Express Data CD’s for Yardville.
(3)	Based on YNB closing price of $35.79 on June 4, 2007.

This analysis produced a range of implied trading values for Yardville of $25.75 to $36.59 with a median value of $27.63 or an approximately 29.5% discount to Yardville’s closing price of $35.79 on June 4, 2007.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the merger consideration was fair from a financial point of view to the shareholders of Yardville.

Boenning & Scattergood, Inc.

Pursuant to an engagement letter dated as of March 27, 2007, the special committee of the board of directors of Yardville retained Boenning to render a fairness opinion as to the merger consideration to the holders of Yardville common stock from a financial point of view in connection with Yardville’s consideration of a possible business combination. In connection with the merger with PNC, Yardville’s special committee of the board of directors requested Boenning to render its opinion as to the fairness of the merger consideration to the holders of Yardville common stock from a financial point of view. At the June 6, 2007 meeting at which Yardville’s board considered the merger agreement, Boenning rendered its opinion to the board that, based upon and subject to the various considerations set forth therein, as of June 6, 2007, the merger consideration was fair to the holders of Yardville common stock from a financial point of view.

The full text of Boenning’s opinion, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this proxy statement/prospectus, is incorporated herein by reference, and should be read in its entirety in connection with this document. The summary of the opinion of Boenning set forth below is qualified in its entirety by reference to the full text of the opinion attached as Annex C to this document. Boenning’s opinion speaks only as of the date of the opinion.

Boenning was selected to act as Yardville’s financial advisor in connection with the merger with PNC based upon its qualifications, expertise, reputation and experience. Boenning has knowledge of, and experience with the New Jersey, Pennsylvania, and surrounding banking markets, as well as banking organizations operating in those markets, and was selected by Yardville because of its knowledge of, experience with, and reputation in the financial services industry. Boenning, as part of its investment banking business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, public offerings, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions. In the ordinary course of its business as a broker-dealer, Boenning may, from time to time, purchase securities from, and sell securities to, Yardville and PNC. In the ordinary course of business, Boenning may actively trade the securities of Yardville and PNC for its own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities. Boenning is a market maker in Yardville’s common stock.

On June 6, 2007, Yardville’s board of directors approved and executed the merger agreement. Prior to the approval, Boenning delivered its opinion to Yardville’s board stating that, as of such date, the merger consideration pursuant to the merger agreement was fair to the shareholders of Yardville from a financial point of view. The full text of the opinion which sets forth assumptions made, matters considered and limits on the review undertaken is attached as Annex C to this document.

No limitations were imposed by Yardville’s board of directors upon Boenning with respect to the investigations made or procedures followed by Boenning in rendering the opinion.

In arriving at its opinion, Boenning, among other things:

•	Reviewed the merger agreement;

•	Reviewed historical financial performance, current financial position and general prospects of Yardville and certain historical publicly available business and financial information concerning PNC;

•

Reviewed certain internal financial analyses and forecasts prepared by the management of Yardville and certain publicly available research analyst reports with respect to the future financial performance of PNC;

•	Reviewed and analyzed historical market prices and trading volumes of both the Yardville common stock and the PNC common stock;

•	Reviewed consensus earnings per share estimates for Yardville for the years ending December 31, 2007 and 2008 published by I/B/E/S and reviewed with management of Yardville;

•	Reviewed consensus earnings per share estimates for PNC for the years ending December 31, 2007 and 2008 published by I/B/E/S and reviewed with management of PNC;

•	Studied and analyzed the consolidated financial and operating data of Yardville;

•

Reviewed the pro forma financial impact of the merger on PNC, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by senior management of Yardville and PNC;

•

Considered the financial terms and conditions of the merger between Yardville and PNC as compared with the financial terms and conditions of comparable bank, bank holding company and financial holding company mergers and acquisitions;

•

Met and/or communicated with certain members of Yardville’s senior management and PNC’s senior management to discuss their respective operations, historical financial statements and future prospects; and

•	Conducted such other financial analyses, studies and investigations as it deemed appropriate.

In connection with rendering its opinion, Boenning assumed that in the course of obtaining the necessary regulatory and governmental approvals for the merger, no restriction will be imposed on PNC or Yardville that would have a material adverse effect on the contemplated benefits of the merger. Boenning also assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party, that the conditions precedent in the agreements are not waived, that the merger will qualify as a tax-free reorganization for federal income tax purposes and that no change in applicable law or regulation will occur that would cause a material adverse change in the prospects or operations of PNC after the merger.

Boenning relied, without independent verification, upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinions. With respect to Yardville’s and PNC’s financial forecasts and other information reviewed by Boenning in rendering its opinions, Boenning assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Yardville and PNC as to their most likely future performance and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the merger. Boenning did not make an independent evaluation or appraisal of the assets (including loans) or liabilities of Yardville or PNC nor was it furnished with any such appraisal. Boenning also did not independently verify, and has relied on and assumed, that all allowances for loan and lease losses set forth in the balance sheets of Yardville and PNC were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. In addition, Boenning did not review credit files of either Yardville or PNC.

The following is a summary of the material analyses prepared by Boenning and presented to Yardville’s board in connection with the opinion and analyzed by Boenning in connection with the opinion. None of the analyses prepared by Boenning in connection with the issuance of the opinion failed to support Boenning’s conclusion that the merger consideration was fair to the holders of Yardville common stock from a financial point of view.

Summary of Transaction. Boenning calculated the implied pricing and valuation multiples based upon the implied per share consideration to Yardville common stock of $35.00 as of June 6, 2007, consisting of on the date of the opinion (i) $14.00 in cash and (ii) $21.00 in PNC common stock. The offer price in stock was derived by multiplying the fixed exchange ratio of ..2923 by the last reported per share sale price of PNC’s common stock of $71.84 as of June 6, 2007. In addition, Boenning calculated the value of the difference between the implied consideration offered to Yardville common stock per share of $35.00 and the respective strike prices of outstanding warrants and stock options to purchase Yardville common stock. A summary of the implied pricing is provided below.

Fixed Exchange Ratio Offered for Stock	.2923
PNC Stock Price on June 6, 2007	$71.84

Implied Price Offered for Stock	$21.00	60%
Price Per Share Offered in Cash	$14.00	40%

Implied Price Per Share for Yardville Shareholders	$35.00	100%

Implied Total Consideration to Yardville Common Shareholders[1]	$387,936,000
Total “Economic Value” Offered to Warrant Holders[2]	$1,495,000
Total “Economic Value” Offered to Option Holders[3]	$12,545,000

Aggregate Consideration to Yardville	$401,976,000

[1]	Based on 11,083,891 common shares outstanding.
[2]	Based on 65,000 outstanding warrants with a weighted average strike price of $12.00.
[3]	Based on 743,810 outstanding options with a weighted average strike price of $18.13.

Boenning calculated certain standard industry valuation statistics applicable to the transaction based on certain financial results for Yardville. The financial results utilized were based on the twelve month period ended March 31, 2007, unless otherwise indicated, and included:

•	net income of $5.2 million;

•	net income adjusted to reflect performance absent certain non-recurring events of $17.9 million (referred to throughout as adjusted net income);

•	I/B/E/S consensus EPS estimate for 2007;

•	common shareholders’ equity of $190.8 million;

•	common shareholders’ tangible equity of $189.4 million;

•	June 6th closing market price per share; and

•	June 6th 30 day average closing market price per share.

The valuation statistics were calculated as follows:

Aggregate Consideration / Net Income	76.9	x
Aggregate Consideration / Adjusted Net Income	22.5	x
Aggregate Consideration / I/B/E/S consensus EPS estimate for 2007	20.7	x
Aggregate Consideration / Common Shareholders’ Equity	210.7%
Aggregate Consideration / Tangible Common Shareholders’ Equity	212.3%
June 6th Closing Market Price	(2.2)%
June 6th 30 Day Average Closing Market Price	(2.9)

Comparable Companies Analysis. Boenning compared selected publicly available financial, operating and stock market data for Yardville with those of a peer group in order to compare Yardville’s historical financial and operating performance with the peers and examine the merger consideration offered by PNC relative to the market valuations of the peers. The financial and operating data is as of March 31, 2007 and the stock market data is as of June 6, 2007. The peers consisted of SEC reporting bank and financial holding companies with assets between $2 billion and $5 billion headquartered in New Jersey, New York and Pennsylvania.

The companies in the peer group were:

•	S&T Bancorp, Inc., Indiana, PA;

•	Sun Bancorp, Inc., Vineland, NJ;

•	Harleysville National Corporation, Harleysville, PA;

•	U.S.B. Holding Co., Inc., Orangeburg, NY;

•	Hudson Valley Holding Corp., Yonkers, NY;

•	Lakeland Bancorp, Inc., Oak Ridge, NJ;

•	Tompkins Trust co, Inc., Ithaca, NY: and

•	Interest Bancshares Corporation, New York, NY.

The results of these comparisons, based on March 31, 2007 financial information and stock price data as of June 6, 2007, are set forth in the following table.

Yardville	Median
($s in millions)
Assets	$2,676.9	$2,667.3
Common Equity Capital / Assets	7.1%	8.8%
Loans / Deposits	96.9%	86.0%
Nonperforming Assets1 / Assets	0.98%	0.52%
Return on Average Assets	0.18%	1.15%
Return on Average Common Equity	2.81%	14.11%
Non-Interest Income / Average Assets	0.26%	0.70%
Non-Interest Expense / Average Assets	2.52%	2.33%
Efficiency Ratio[2]	76.8%	55.1%
Net Interest Margin	3.11%	3.41%
Four Year Average Results:
Return on Average Assets	0.63%	1.26%
Return on Average Common Equity	11.37%	15.66%
Efficiency Ratio[2]	56.8%	51.8%
Net Interest Margin	2.67%	3.74%
Compound Annual Growth Rate[3]
Assets	3.9%	4.9%
Loans	11.4%	7.5%
Deposits	10.7%	5.6%
Common Equity Market Capitalization	$397.3	$411.3
Price / 52 Week High Price	89.4%	82.7%
Price to:
Book Value Per Common Share	207.4%	171.7%
Tangible Book Value Per Common Share	208.8%	204.1%
LTM[4] Earnings Per Common Share	83.2	x	15.0	x
LTM[4,5] Adjusted Earnings Per Common Share	25.4	x	15.0	x
I/B/E/S Consensus EPS Est. for 2007	20.5	x	14.7	x
I/B/E/S Consensus EPS Est. for 2008	19.9	x	13.5	x
Dividend Yield	1.29%	3.11%
LTM[4] Dividend Payout Ratio	107.0%	47.1%
LTM[4,5] Adjusted Dividend Payout Ratio	31.3%	47.1%
Avg. Weekly Volume / Common Shares Outstanding	1.40%	0.85%

[1]	Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due.
[2]	Defined as non-interest expense less intangible amortization divided by the sum of net interest income plus non-interest income.
[3]	Reflects the compound annual growth rate from fiscal year 2002 to most recent quarter.
[4]	LTM stands for the latest twelve months.
[5]	Reflects adjusted net income.

Boenning also compared selected publicly available financial, operating and stock market data for PNC with a peer group of SEC reporting financial and bank holding companies with assets between $75 billion and $200 billion headquartered in the United States. This analysis was performed in order to compare PNC’s historical financial and operating performance with comparable institutions and to examine its market valuation relative to its peer group. The financial and operating data is as of March 31, 2007 and the stock market data is as of June 6, 2007.

The companies in the peer group were:

•	SunTrust Banks, Inc., Atlanta, GA;

•	Capital One Financial Corporation, Mclean, VA;

•	National City Corporation, Cleveland, OH;

•	Regions Financial Corporation, Birmingham, AL;

•	BB&T Corporation, Winston-Salem, NC;

•	State Street Corporation, Boston, MA;

•	Bank of New York Company, Inc., New York, NY;

•	Fifth Third Bancorp, Cincinnati, OH; and

•	KeyCorp, Cleveland, OH.

The results of these comparisons, based on March 31, 2007, financial information and stock price data as of June 6, 2007, are set forth in the following table.

PNC	Median
($s in millions)
Assets	$122,563.0	$121,694.0
Common Equity Capital / Assets	12.0%	9.6%
Loans / Deposits	81.3%	103.7%
Nonperforming Assets1 / Assets	0.20%	0.45%
Return on Average Assets[2]	2.73%	1.39%
Return on Average Common Equity[2]	26.71%	13.15%
Non-Interest Income / Average Assets	4.19%	2.32%
Non-Interest Expense / Average Assets	4.29%	3.43%
Efficiency Ratio[3]	64.9%	59.3%
Net Interest Margin[2]	2.92%	3.62%
Four Year Average Results:
Return on Average Assets	1.16%	1.30%
Return on Average Common Equity	16.98%	14.63%
Efficiency Ratio[3]	64.9%	58.9%
Net Interest Margin	3.46%	3.71%
Compound Annual Growth Rate[4]:
Assets	13.8%	2.7%
Loans	12.7%	5.8%
Deposits	12.1%	5.1%
Common Equity Market Capitalization	$25,465.4	$23,466.3
Price / 52 Week High Price	96.6%	92.7%
Price to:
Book Value Per Common Share	173.2%	184.4%
Tangible Book Value Per Common Share	388.8%	313.9%
LTM[5] Earnings Per Common Share	8.2	x	14.1	x
LTM[5,6] Adjusted Earnings Per Common Share	16.1	x	14.1	x
I/B/E/S Consensus EPS Est. for 2007	12.9	x	13.6	x
I/B/E/S Consensus EPS Est. for 2008	11.6	x	12.9	x
Dividend Yield	3.41%	3.94%
LTM[5] Dividend Payout Ratio	25.3%	46.3%
LTM[5,6] Dividend Payout Ratio	49.3%	46.3%
Avg. Weekly Volume / Common Shares Outstanding	2.19%	2.35%

[1]	Defined as total nonaccrual loans plus other real estate owned, plus accruing loans that are 90 days past due.
[2]

These ratios differ from those reported in PNC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 due to differences in the periods used to calculate average assets, average common equity, and average interest-earning assets as those amounts are used in the determination of these ratios.

[3]	Defined as non-interest expense less intangible amortization divided by the sum of net interest income, plus non-interest income.
[4]	Reflects the compound annual growth rate from fiscal year 2002 to most recent quarter.
[5]	LTM stands for latest twelve months.
[6]	Reflects results exclusive of pre-tax income from PNC’s Black Rock/Merrill Lynch Investment Managers transaction of $2.1 billion.

No company, however, used in this analysis is identical to Yardville or PNC. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

Discounted Dividend Analysis. Using a discounted dividend analysis, Boenning estimated the present value of the future cash flows that would accrue to a holder of a share of Yardville common stock over a five-year period. This analysis was performed in order to compare the merger consideration offered by PNC to a range of estimated implied values for Yardville common stock based on projected future cash flows. This stand-alone analysis was based on several assumptions, including a range of price to earnings multiples of 13.0x to 17.0x to Yardville’s terminal year common earnings per share, a range of EPS growth rates based upon Yardville management’s five year projected earnings per share growth rate of 13.9% to 17.9%, and Yardville’s current adjusted common stock cash dividend payout ratio of 31.3%. The range of multiples applied to Yardville’s estimated five-year earnings per share value reflected a variety of scenarios regarding the growth and profitability prospects of Yardville and valuation for banking securities in general. The terminal values and projected annual cash dividends were then discounted to present value using a discount rate of 14%. This discount rate was used in order to reflect an expected rate of return required by holders or prospective buyers of Yardville’s common stock. The analysis indicated that, based upon the aforementioned assumptions, the per common share value of the present value of Yardville’s common stock, on a stand-alone basis, ranged from $24.32 – $35.39 with a median value of $29.56. The table below summarizes the results under different assumption scenarios.

	Terminal Multiple
	13.0x	14.0x	15.0x	16.0x	17.0x
EPS Growth Rate (%)
13.9	$24.32	$25.99	$27.66	$29.33	$31.00
14.9	25.14	26.87	28.60	30.33	32.06
15.9	25.98	27.77	29.56	31.35	33.14
16.9	26.84	28.69	30.55	32.40	34.25
17.9	27.73	29.64	31.56	33.48	35.39

In connection with the discounted dividend analysis performed, Boenning considered and discussed with Yardville’s board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio. Boenning noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the assumptions that must be made, and the results of this analysis, are not necessarily indicative of actual values or future results.

Comparable Transactions Analysis. Boenning also compared the per share values to Yardville common shareholders in the transaction with PNC to those implied per share prices to Yardville derived by applying the median multiples of latest twelve months’ earnings, book value, tangible book value, and core deposits in recent acquisitions of banks, bank holding companies, and financial holding companies that Boenning deemed comparable to Yardville. The transactions deemed comparable by Boenning included both interstate and intrastate bank, bank holding company, and financial holding company acquisitions announced after January 1, 2005, in which the selling institution’s assets were between $1.5 billion and $9 billion as of the most recent period publicly available prior to announcement. Boenning compared this “national group” as a whole as well as certain of its subgroups, including a regional group, a performance group, and a recent group, with the Yardville/PNC transaction. The “regional group” included transactions involving banks, bank holding companies, and financial holding companies in which the acquired company was located in the Mid-Atlantic region. The “performance group” included transactions involving banks, bank holding companies, and financial holding companies which had equity to assets ratio between 5% and 9% and a NPAs/Assets ratio greater than 0.30%. In addition to the national, regional, and performance groups, Boenning also compared transactions involving “recent” banking companies that were announced after January 1, 2007. Lastly, Boenning compared the Yardville/PNC transaction to a “market area group” which included transactions involving banks, bank holding company, and financial holding companies located in New Jersey and Pennsylvania with assets greater than $250 million which had announced their intention to sell since January 1, 2005. The results of these comparisons are set forth in the following table.

	National	Regional	Performance	Recent	Market Area
Number of Transactions	20	44	3	5	10
Seller Information:
Assets (000s)	$2,836,762	$3,314,653	$6,243,670	$3,441,261	$634,064
Common Equity Capital / Assets	10.2%	10.0%	6.5%	12.9%	9.0%
LTM[1] Return on Average Assets	1.13%	1.22%	1.32%	0.97%	1.02%
LTM[1] Return on Average Common Equity	11.09%	13.16%	17.78%	7.93%	9.91%
NPAs2 / Assets	0.39%	0.31%	0.38%	1.01%	0.29%

Implied Per Share Value to Yardville Based on Application of Transaction Multiples:
Book Value	$36.69	$36.67	$58.57	$29.07	$42.70
Tangible Book Value	$62.49	$71.77	$64.40	$43.27	$49.33
LTM[1,3]Net Income	$36.67	$28.40	$23.93	$30.80	$37.93
Franchise Premium/ Core Deposits[4]	$45.72	$44.02	$44.02	$37.52	$35.56

[1]	LTM stands for latest twelve months.
[2]	Defined as total nonaccrual loans and other real estate owned.
[3]	In calculating the implied per share value to Yardville, Boenning utilized Yardville’s adjusted net income.
[4]	Reflects the difference between total consideration and tangible book value by core deposits (i.e. total deposits minus all certificate of deposits with face values in excess of $100,000).

No company or transaction, however, used in this analysis is identical to Yardville, PNC or the transaction. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

Contribution Analysis. Boenning analyzed the contribution that Yardville and PNC would have made to the combined company’s assets, loans, deposits and equity as of March 31, 2007. In addition, Boenning analyzed the contribution Yardville and PNC would have made to the combined company’s estimated net income on a historical full year basis. This analysis was conducted in order to compare the amount of these categories Yardville is contributing to the pro forma entity versus the proportionate amount of value its shareholders are receiving. Boenning has not expressed any opinion as to the actual value of PNC common stock when issued in the merger or the price at which PNC common stock will trade after the merger. The analysis indicated the following information as of and for the last twelve months ended March 31, 2007:

	Yardville		PNC
Contribution of:
Assets		2.1%	97.9%
Common Equity		1.3%	98.7%
Loans		3.1%	69.9%
Deposits		2.6%	97.4%
LTM[1] Adjusted Net Income		1.3%	98.7%
Market Value[2]		1.6%	98.4%

[1]	LTM stands for latest twelve months.
[2]	Market value consists of total cash consideration and the implied value of stock consideration to be received by Yardville based on PNC’s closing price on June 6, 2007.

Hurdle Rate Analysis. Using a range of discount rates and a range of terminal price to earnings per common share multiples, Boenning estimated a range of compound annual earnings per common share growth rates required over a five year period for Yardville to obtain an implied per common share stand alone market price comparable to the value implied by the merger consideration offered by PNC on a present value basis. This analysis was performed in order to examine the earnings per common share growth rates that would be required to offer Yardville shareholders similar value to that implied by the merger consideration. Boenning calculated a range of future values of the per common share implied value of the PNC transaction over a five-year period based on a range of discount rates from 12.0% to 14.0%. The range of discount rates reflected the expected rate of return required by holders or prospective buyers of Yardville common stock. Utilizing the range of discount rates, Boenning calculated Yardville’s five year required per share value to be indifferent on a nominal basis to the implied per share consideration offered to Yardville by PNC of $35.00. From these numbers, Boenning subtracted a five year projected cumulative value of Yardville’s cash dividend assuming Yardville’s current annual divided being increased by 5% per year. Using a range of price to earnings per common share multiples of 13.0x to 17.0x to reflect the growth and profitability prospects of Yardville as well as general market valuations for comparable banking companies, Boenning calculated Yardville’s potential earnings per common share at the end of five years by dividing these net future values by the range of earnings per share multiples. The annual growth rate was then calculated based on the potential earnings per common share values at the end of five years and Yardville’s fully diluted earnings per common share value of $.46 for the twelve months ended March 31, 2007. Boenning then compared the resulting earnings growth rates with Yardville’s historical and estimated future earnings per common share growth rates. The table below summarizes the required five year earnings per share growth rate results under different assumption scenarios.

Five Year Projected Annual EPS Growth Rates

	Discount Rate
Terminal Multiple	12.0%	13.0%	14.0%
13.0x	25.7%	26.8%	28.0%
14.0x	23.8%	25.0%	26.1%
15.0x	22.1%	23.3%	24.4%
16.0x	20.5%	21.7%	22.8%
17.0x	19.1%	20.2%	21.3%

In connection with the hurdle rate analysis performed, Boenning considered and discussed with Yardville’s board how the analysis would be affected by changes in the underlying assumptions, including variations with respect to the range of discount rates and price per common share earnings multiples used.

In connection with rendering its opinion, Boenning performed what it deemed were the material financial analyses. Although the evaluation of the fairness, from a financial point of view, of the merger consideration in the Merger was to some extent a subjective one based on the experience and judgment of Boenning and not merely the result of mathematical analysis of financial data, Boenning principally relied on the previously discussed financial valuation methodologies in its determinations. Boenning believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by Boenning without considering all such analyses and factors could create an incomplete view of the process underlying Boenning’s opinion. In its analyses, Boenning made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond Yardville and PNC’s control. Any estimates contained in Boenning’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.

In reaching its opinion as to fairness, none of the analyses or factors considered by Boenning was assigned any particular weighting by Boenning. As a result of its consideration of the aggregate of all factors present and analyses performed, Boenning reached the conclusion, and opined, that the merger consideration pursuant to the merger agreement was fair to the holders of Yardville common stock from a financial point of view. Boenning’s opinion was based solely upon the information available to it and the economic, market, financial and other circumstances as they existed as of the date its opinion was delivered; events occurring after the date of its opinion could materially affect the assumptions used in preparing its Proxy Opinion. Boenning has not undertaken to reaffirm and revise its opinion or otherwise comment upon any events occurring after the date of the opinion.

The full text of the Boenning opinion, dated as of June 6, 2007, which sets forth assumptions made and matters considered, is attached as Annex C to this document. Yardville’s shareholders are urged to read the opinion in its entirety. Boenning’s opinion expresses no opinion as to the value of the PNC common stock and the Yardville common stock when issued to holders of outstanding shares of Yardville’s common stock pursuant to the merger agreement or the prices at which the PNC common stock or the Yardville common stock may trade at any time. Boenning’s opinion is for the information of the board of directors of Yardville and addresses only the fairness, from a financial point of view, to the holders of Yardville common stock of the merger consideration pursuant to the merger agreement. Boenning’s opinion does not address the underlying business decision of Yardville to engage in the merger, does not address any other aspect of the merger nor does it constitute a recommendation to any holder of Yardville common stock as to how such holder should vote at the Yardville special meeting.

The foregoing provides only a summary of the analyses performed by Boenning in connection with its opinion, and is qualified in its entirety by reference to the full text of that opinion, which is set forth in Annex C to this document.

Compensation of Boenning & Scattergood

Yardville and Boenning entered into an agreement relating to the services to be provided by Boenning in connection with the merger. Yardville agreed to pay Boenning a cash fee of $25,000 upon execution of the engagement letter. In addition, concurrently with the execution of a definitive agreement, Yardville agreed to pay Boenning a cash fee equal to $225,000. Pursuant to the Boenning engagement letter, Yardville also agreed to reimburse Boenning for reasonable out-of-pocket expenses incurred in connection with its retention and to indemnify it against certain liabilities.

Board of Directors and Management of PNC Following Completion of the Merger

Upon completion of the merger, the current directors and officers of PNC are expected to continue in their current positions. Information about the current PNC directors and executive officers can be found in PNC’s proxy statement dated March 23, 2007, which is incorporated by reference in this document. See “Where You Can Find More Information” on page 83.

Public Trading Markets

PNC common stock trades on the NYSE under the symbol “PNC”. Yardville common stock is quoted on The Nasdaq Global Select Market under the symbol “YANB”. Upon completion of the merger, Yardville common stock will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended. The PNC common stock issuable in the merger will be listed on the NYSE.

The shares of PNC common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares issued to any shareholder who is an affiliate of Yardville, as discussed in “The Merger Agreement—Resales of PNC Stock by Affiliates” on page 65.

Yardville Shareholders Do Not Have Dissenters’ Appraisal Rights in the Merger

Appraisal rights are statutory rights that allow shareholders to dissent from extraordinary transactions, such as a merger, and to demand that the corporation pay the “fair value” of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to such rights are set forth in the laws of New Jersey, which is the state of incorporation of Yardville. These exceptions are applicable with respect to the rights of Yardville shareholders in the merger. Yardville shareholders are not entitled to appraisal rights under New Jersey law in connection with the merger because the shares of Yardville’s class of common stock are listed on a national securities exchange.

Regulatory Approvals Required for the Merger

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval (or a waiver from the application requirement) from the Federal Reserve Board and the OCC, as well as various other federal and state regulatory authorities. PNC and Yardville have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. The Federal Reserve Board must approve, or waive the approval of, the merger of Yardville into PNC and the OCC must approve the merger of The Yardville National Bank into PNC Bank, National Association, which may occur simultaneously with or after the closing of the merger of Yardville into PNC.

Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956. On August 23, 2007, PNC completed the filing of the required application with the Federal Reserve Board for approval of the merger.

The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board may not approve an interstate acquisition without regard to state law if the applicant controls, or after completion of the acquisition the combined entity would control, more than 10 percent of the total deposits of insured depository institutions in the United States. The Federal Reserve Board will also consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the community to be served as well as the companies’ effectiveness in combating money-laundering activities. In connection with its review, the Federal Reserve Board (unless it were to waive the application requirement) will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Under the Community Reinvestment Act of 1977, which we refer to as the CRA, the Federal Reserve Board must take into account the record of performance of each of PNC and Yardville in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the company and its subsidiaries. Each of PNC’s and Yardville’s depository institutions has a “satisfactory” or better CRA rating and PNC Bank, National Association currently has an “outstanding” CRA rating.

Office of the Comptroller of the Currency. The merger of Yardville National Bank into PNC Bank, National Association is subject to the approval of the OCC under the Bank Merger Act. On July 6, 2007, PNC filed the required application with the OCC for approval of the bank merger. In reviewing the application, the OCC is required under the Bank Merger Act to consider factors that are similar to those considered by the Federal Reserve Board under the Bank Holding Company Act. Applications or notifications may also be required to be filed with various other federal and state regulatory authorities in connection with the merger.

Antitrust Considerations. At any time before or after the acquisition is completed, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, which we refer to as the Antitrust Division and the FTC, respectively, could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of substantial assets of PNC or Yardville on their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, PNC and Yardville believe that the completion of the merger will not violate U.S. antitrust laws. However, PNC and Yardville can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that PNC and Yardville will prevail.

In addition, the merger may be reviewed by the state attorneys general in the various states in which PNC and Yardville operate. Although PNC and Yardville believe there are substantial arguments to the contrary, these agencies may claim the authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove the merger. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.

Timing. We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

The merger may not be completed until 30 days after the Federal Reserve Board has approved the merger (or the OCC, if the Federal Reserve Board were to grant a waiver to the application requirement), during which time the Antitrust Division may challenge the merger on antitrust grounds. The commencement of an antitrust action would “stay”—that is, suspend—the effectiveness of an approval unless a court specifically were to order otherwise. With the approval of the applicable bank regulator and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.

PNC and Yardville believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on PNC or Yardville. In connection with obtaining any required regulatory approvals, PNC is not required to agree to conditions or restrictions that would have a material adverse effect on either PNC or Yardville, measured on a scale relative to Yardville.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Yardville’s Directors and Officers Have Financial Interests in the Merger

In considering the information contained in this document, you should be aware that Yardville’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Yardville shareholders. These additional interests of Yardville’s executive officers and directors may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a shareholder. Yardville’s board of directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement.

Yardville Stock Options

Pursuant to the merger agreement, each outstanding option to purchase shares of Yardville common stock granted under any Yardville stock option plan, whether vested or not, will be cancelled in exchange for the right to receive a lump sum cash payment, without interest and less applicable withholding taxes, as soon as practicable following the completion of the merger, equal to the product of (i) the number of shares of Yardville common stock subject to the option and (ii) the excess, if any, of the all cash consideration over the exercise price per share of the option. The all-cash consideration will equal the sum of (a) $14.00 and (b) the product of 0.2923 multiplied by the average of the closing sale prices of PNC common stock for the five trading days immediately preceding the date of completion of the merger. None of Yardville’s executive officers and directors have unvested options.

Agreements with Executive Officers

Yardville and Yardville Bank have previously entered into employment agreements with F. Kevin Tylus, Patrick M. Ryan, Jay G. Destribats, Stephen F. Carman, Timothy J. Losch, Stephen R. Walker and Daniel J. O’Donnell. Upon certain termination of employment events within six months prior to, or within three years following, a change in control (such as the closing of the merger), the covered executives would receive a severance payment equal to three times the sum of his highest annual rate of base salary during the thirty-six month period preceding the effective date of the change in control and the highest annual bonus or similar incentive compensation paid to the executive or accrued on the executive’s behalf during the three most recently completed calendar years preceding the effective date of the change in control. Each such executive officer would also continue to receive health and welfare benefit coverage, or the cash equivalent, for thirty-six months following termination of employment. In the event that any payment, benefit or distribution made or provided by Yardville to or for the benefit of the executive officer would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties would be incurred by the executive officer with respect to such excise tax, the executive officer would be entitled to receive an additional “gross-up” payment in an amount such that, after payment by the executive officer of all taxes, interest and penalties, including taxes imposed on the gross-up payment, the executive officer would retain an amount of the gross-up payment equal to the excise tax.

Messrs. Tylus and Ryan have agreed that at the effective time of the merger, their employment agreements with Yardville and Yardville Bank will be null and void, in exchange for other rights that are set forth in new agreements with Yardville and PNC Bank. These new agreements are dated as of June 6, 2007, and will become effective as of the effective time of the merger.

Mr. Tylus’s new agreement is a three year employment and retention agreement, which provides that PNC Bank will employ Mr. Tylus as a regional president of Mercer and Hunterdon Counties in New Jersey at an annual base salary at a rate no less than $330,750. Under the terms of the agreement, Mr. Tylus will receive a grant of restricted PNC common stock on January 2, 2008 valued at $2,450,000, which will vest three years following the grant date, in settlement of any and all obligations and liabilities under Yardville’s Second Amended and Restated Supplemental Executive Retirement Plan, and in consideration of services to PNC Bank and its affiliates and the restrictive covenants set forth in the agreement. Further, on January 2, 2008, Mr. Tylus will receive a cash payment of $1,600,000 in consideration of a covenant not to compete and a special payment of $166,667 in cash representing compensation payable under his current employment agreement with Yardville for certain benefits which he agreed to forego as a result of his decision to leave his former employer and join Yardville. In the event that Mr. Tylus’ employment was terminated without cause (as defined in the employment agreement) or if Mr. Tylus resigned because of a material breach of the employment agreement by PNC, Mr. Tylus would receive a payment equal to the value of his annual base salary from the date of termination through the end of the employment period (assuming no such termination had occurred) to the extent unpaid. In addition, Mr. Tylus would receive immediate vesting of his restricted shares (or to the extent such shares have not been granted as of such termination, an amount in cash equal to the value of the restricted stock grant) and, to the extent unpaid, payment of the special payment and the payment in consideration of the covenant not to compete. The agreement also contains standard severance provisions and non-competition, non-solicitation and no-hire covenants.

Mr. Ryan’s new agreement provides for the engagement of Mr. Ryan as a consultant for a one year term following the effective time of the merger for a monthly consulting fee of $20,000. Under the terms of the agreement, Mr. Ryan will receive a cash payment of $2,260,000 in settlement of any and all obligations and liabilities under his current employment agreement with Yardville and in consideration of restrictive covenants set forth in the agreement and a cash payment of $4,026,000 in full settlement of any and all obligations and liabilities under any non-qualified deferred compensation plans, programs, or arrangements of PNC Bank, Yardville or their respective affiliates, including Yardville’s Second Amended and Restated Supplemental Executive Retirement Plan. The foregoing cash payments are to be made January 2, 2008. In the event that Mr. Ryan’s consulting services are terminated by PNC other than for “cause” (as defined in the consulting agreement) or by Mr. Ryan for “good reason” (as defined in the consulting agreement), then PNC will be obligated to pay all consulting fees for the full consulting period within 30 days of such termination. The agreement also contains standard non-competition, non-solicitation and no-hire covenants.

In addition to the agreements with the executive officers described above, Yardville Bank has previously entered into employment agreements with the six executive officers who are first senior vice presidents of Yardville Bank, namely Edward J. Dietzler, Brian K. Gray, Howard N. Hall, Joanne C. O’Donnell, John P. Samborski and Patrick L. Ryan (son of Yardville chief executive officer, Patrick M. Ryan). Under the terms of the agreements, upon certain termination of employment events within six months prior to, or within two years following, a change in control (such as consummation of the merger), the covered executives would receive a severance payment equal to two times his or her highest annual rate of base salary during the two-year period preceding the effective date of the change in control.

If we were to complete the merger in October 2007, and each of the executive officer’s employment was terminated without cause or each of the executive officers resigns for good reason immediately after completion of the merger, the lump-sum cash severance payments due to our executive officers under these agreements would be: for Mr. Tylus excluding the value of the payments described above with respect to the restricted stock, the non-compete and the special payment approximately $992,250; for Mr. Ryan approximately $240,000; and for the remaining eleven executive officers, as a group, approximately $5.8 million.

Directors’ Deferred Fee Plan

Under the existing terms of the Yardville Directors’ Deferred Fee Plan, upon any termination of service of a participant as a director, including termination of service in connection with a change in control (such as consummation of the merger), Yardville is to pay the participant a deferral benefit equal to the amount of his deferred benefit account in annual installments or a lump sum, as elected by the participant. As a result of the change in control, participants who have previously elected to receive annual installments may elect to receive a lump sum payment.

Employee Stock Ownership Plan; Supplemental Executive Retirement Plan.

Under the existing terms of the Yardville Amended and Restated Employee Stock Ownership Plan, upon a change of control (such as the consummation of the merger), the interests of participants fully vest. Under the terms of the Yardville Second Amended and Restated Supplemental Executive Retirement Plan, upon a change of control (such as the consummation of the merger), participants fully vest in their target benefits and, if during the three-year period following the change of control, a participant’s employment is involuntarily terminated or the participant voluntarily terminates employment in certain circumstances that amount to a constructive termination, the participant would be entitled to receive the normal retirement benefit without regard to his age and service at termination and based on final average compensation prior to termination. Messrs. Tylus, Ryan, Destribats, Carman, Losch, Walker and O’Donnell participate in the Second Amended and Restated Supplemental Executive Retirement Plan, but only Mr. Destribats is currently fully vested in the normal retirement benefit.

Indemnification and Insurance

The merger agreement requires PNC to maintain in effect for six years after completion of the merger the current rights of Yardville directors, officers and employees to indemnification under the Yardville articles of incorporation or the Yardville bylaws or disclosed agreements of Yardville. The merger agreement also provides that, upon completion of the merger, PNC will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Yardville and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that PNC will maintain for a period of six years after completion of the merger Yardville’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that PNC is not required to incur annual premium expense greater than 150% of Yardville’s current annual directors’ and officers’ liability insurance premium.

Engagement of Hovde Financial

Yardville retained Hovde Financial, Inc. to provide its financial services to Yardville in consideration of certain fees, including completion fees, which are contingent upon the consummation of the merger. See “Opinion of Yardville’s Financial Advisor” beginning on page 26. Kevin J. Ryan, the son of Yardville chief executive officer, Patrick M. Ryan, is a Vice President of Hovde Financial, Inc., but is not an executive officer or equity owner of Hovde Financial, Inc. As an investment banking professional employed by Hovde Financial, Inc., Mr. Ryan receives a base salary and investment banking commissions at rates that are equivalent to those received by other similarly situated investment banking professionals employed by Hovde Financial, Inc. and will receive compensation from Hovde Financial, Inc. which is contingent upon the consummation of the merger.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Annex A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.

Terms of the Merger

Each of the Yardville board of directors and the PNC board of directors has unanimously approved the merger agreement which provides for the merger of Yardville with and into PNC. PNC will be the surviving corporation in the merger. Each share of PNC common or preferred stock issued and outstanding immediately prior to completion of the merger will remain issued and outstanding as one share of common or preferred stock of PNC, as applicable, and each share of Yardville common stock issued and outstanding at the effective time of the merger will be converted into either cash or PNC common stock, as described below. See “—Consideration To Be Received in the Merger.”

The PNC articles of incorporation will be the articles of incorporation, and the PNC bylaws will be the bylaws, of the combined company after completion of the merger. The merger agreement provides that PNC may change the structure of the merger if consented to by Yardville (but Yardville’s consent cannot be unreasonably withheld or delayed). No such change will alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax consequences to Yardville shareholders in the merger or materially impede or delay completion of the merger.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger is approved by Yardville shareholders;

•

we obtain all required governmental and regulatory consents and approvals without a condition or restriction that would have a material adverse effect on PNC or Yardville, measured on a scale relative to Yardville; and

•	all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with the New Jersey Office of the State Treasurer and the Department of State of the Commonwealth of Pennsylvania. However, we may agree to a later time for completion of the merger and specify that time in accordance with New Jersey and Pennsylvania law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. If these conditions are first satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of PNC, then PNC may postpone the closing until the first full week after the end of that quarter. It currently is anticipated that the effective time of the merger will occur in the fourth quarter of 2007, but we cannot guarantee when or if the merger will be completed.

Consideration To Be Received in the Merger

As a result of the merger each Yardville shareholder will have the right, with respect to each share of Yardville common stock held, to elect to receive merger consideration consisting of either cash or shares of PNC common stock, subject to adjustment as described below. The implied value of the merger consideration will fluctuate with the market price of PNC common stock and will be determined based on the average of the closing prices of PNC common stock for the five trading days ending on the day before the date of completion of the merger.

Whether a Yardville shareholder makes a cash election or a stock election, the value of the consideration that such shareholder will receive as of the completion date will be substantially the same based on the average PNC closing price used to calculate the merger consideration. A chart showing the cash and stock merger consideration at various assumed average closing prices of PNC common stock is provided on page 5 of this document.

Yardville shareholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are a Yardville shareholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash, shares of PNC common stock or a mixture of cash and shares of PNC common stock, based on what is available after giving effect to the valid elections made by other shareholders, as well as the adjustment described below.

If you are a Yardville shareholder, you may specify different elections with respect to different shares held by you (for example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election

The merger agreement provides that each Yardville shareholder who makes a valid cash election will have the right to receive, in exchange for each share of Yardville common stock held by such holder, an amount in cash equal to the Per Share Amount (determined as described below), without interest. We sometimes refer to this cash amount as the “cash consideration.” Based on the average of the closing prices of PNC common stock for the five trading days ending August 30, 2007 if the merger had been completed on August 31, 2007, the cash consideration would have been approximately $34.63. The aggregate amount of cash that PNC has agreed to pay to all Yardville shareholders in the merger is fixed at $156,455,236. As a result, even if a Yardville shareholder makes a cash election, that holder may nevertheless receive a mix of cash and stock if Yardville shareholders as a whole elect to receive cash consideration in an aggregate amount greater than such fixed sum.

The “Per Share Amount” is the amount, rounded to the nearest one-tenth of a cent, obtained by adding (A) $14.00 and (B) the product, rounded to the nearest one tenth of a cent, of 0.2923 times the PNC Closing Price.

The “PNC Closing Price” is the average, rounded to the nearest one tenth of a cent, of the closing sale prices of PNC common stock on the NYSE for the five trading days immediately preceding the date of the effective time of the merger.

Stock Election

The merger agreement provides that each Yardville shareholder who makes a valid stock election will have the right to receive, in exchange for each share of Yardville common stock held, a fraction of a share of PNC common stock equal to the Exchange Ratio (determined as described below). We sometimes refer to such fraction of a share of PNC common stock as the “stock consideration.” Based on the average of the closing prices of PNC common stock for the five trading days ended August 30, 2007, if the merger had been completed on August 31, 2007, the stock consideration would have been 0.4907 of a share of PNC common stock. The total number of shares of PNC common stock that will be issued in the merger is fixed, subject to corresponding increases if shares of Yardville common stock are issued upon the exercise of outstanding Yardville stock options or warrants, or as otherwise permitted by the merger agreement, prior to completion of the merger. As a result, even if a Yardville shareholder makes a stock election, that holder may nevertheless receive a prorated mix of cash and stock if Yardville shareholders as a whole elect to receive stock consideration in an aggregate amount greater than such fixed number of shares.

The “Exchange Ratio” is defined in the merger agreement as the quotient, rounded to four decimal places, obtained by dividing the Per Share Amount (determined as described above) by the PNC Closing Price (as described above).

No fractional shares of PNC common stock will be issued to any holder of Yardville common stock upon completion of the merger. For each fractional share that would otherwise be issued, PNC will pay cash in an amount equal to the fraction multiplied by the PNC Closing Price. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares. The cash to be paid in respect of fractional shares is not included in the aggregate cash limit described above under “—Cash Election.”

Non-Election Shares

If you are a Yardville shareholder and you do not make an election to receive cash or PNC common stock in the merger, your elections are not received by the exchange agent by the election deadline, your forms of election are improperly completed and/or are not signed, or you do not send together with your forms of elections your certificates representing shares of Yardville common stock (or a properly completed notice of guaranteed delivery), you will be deemed not to have made an “election.” Shareholders not making an election may be paid in only cash, only PNC common stock or a mix of cash and shares of PNC common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Yardville shareholders using the proration adjustment described below.

Proration

The total number of shares of PNC common stock that will be issued in the merger is approximately 3,356,240 million, based on the number of shares of Yardville common stock outstanding on August 24, 2007, and the cash that will be paid in the merger is fixed at $156,455,236. As a result, if more Yardville shareholders make valid elections to receive either PNC common stock or cash than is available as merger consideration under the merger agreement, those Yardville shareholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election. If the number of shares of Yardville common stock outstanding increases prior to the date of completion of the merger due to the issuance of shares of Yardville common stock upon the exercise of outstanding Yardville stock options or warrants, or as otherwise permitted by the merger agreement, the aggregate number of PNC shares to be issued as consideration in the merger will be increased accordingly. Subject to this potential increase, the total number of shares of PNC common stock that will be issued in the merger is fixed. The cash and stock elections are subject to adjustment to preserve the limitation described above on the stock and cash to be issued and paid in the merger. As a result, if you make an election to receive only cash or only stock, you may nevertheless receive a mix of cash and stock.

Adjustment if Cash Pool is Oversubscribed

Stock may be issued to Yardville shareholders who make cash elections if the available $156,455,236 cash pool is oversubscribed. The total number of shares of Yardville common stock for which valid cash elections are made is referred to as the “Cash Election Number.” The number of shares of Yardville common stock that will be converted into the right to receive cash in the merger, which we refer to as the “Cash Conversion Number,” is equal to the quotient obtained by dividing (1) $156,455,236 by (2) the Per Share Amount. For example, if the Per Share Amount were $35.00, the Cash Conversion Number would be approximately 4,470,150 ($156,455,236 ÷ $35.00), meaning that approximately 4,470,150 shares of Yardville common stock must be converted into the right to receive $35.00 in cash, regardless of whether Yardville shareholders have made cash elections for a greater or lesser number of shares of Yardville common stock.

If the Cash Election Number is greater than the Cash Conversion Number, the cash election is oversubscribed. If the cash election is oversubscribed, then:

•

a Yardville shareholder making a stock election, no election or an invalid election will receive the stock consideration for each share of Yardville common stock as to which it made a stock election, no election or an invalid election; and

•	a Yardville shareholder making a cash election will receive:

•

the cash consideration for a number of shares of Yardville common stock equal to the product obtained by multiplying (1) the number of shares of Yardville common stock for which such shareholder has made a cash election by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number; and

•	the stock consideration for the remaining shares of Yardville common stock for which the shareholder made a cash election.

Example of Oversubscription of Cash Pool

Assuming that:

•	the Cash Conversion Number was 5 million, and

•

the Cash Election Number was 10 million (in other words, only 5 million shares of Yardville common stock can receive the cash consideration, but Yardville shareholders have made cash elections with respect to 10 million shares of Yardville common stock), then a Yardville shareholder making a cash election with respect to 1,000 shares of Yardville common stock would receive the cash consideration with respect to 500 shares of Yardville common stock (1,000 x 5/10) and the stock consideration with respect to the remaining 500 shares of Yardville common stock. Therefore, if the PNC Closing Price was equal to $80.00, the Per Share Amount would be $37.384 ($14.00 + (0.2923 × $80.00)) and that Yardville shareholder would receive 233 (500 x $37.384 ÷ $80.00) shares of PNC common stock and approximately $18,744 in cash (which includes $52.00 in cash for the fractional shares) ((500 x $37.384) + $52.00).

Adjustment if the Cash Pool is Undersubscribed

Cash may be issued to shareholders who make stock elections if the available $156,455,236 cash pool is undersubscribed. If the Cash Election Number is less than the Cash Conversion Number, the cash election is undersubscribed. The amount by which the Cash Election Number is less than the Cash Conversion Number is referred to as the “Shortfall Number.” If the cash election is undersubscribed, then all Yardville shareholders making a cash election will receive the cash consideration for all shares of Yardville common stock as to which they made a cash election. Yardville shareholders making a stock election, Yardville shareholders who make no election and Yardville shareholders who failed to make a valid election will receive cash and/or PNC common stock based in part on whether the Shortfall Number is lesser or greater than the number of non-election shares, as described below.

Scenario 1: Undersubscription of Cash Pool and Shortfall Number is Less than or Equal to Number of Non-Election Shares.

If the Shortfall Number is less than or equal to the number of non-election shares, then:

•	a Yardville shareholder making a stock election will receive the stock consideration for each share of Yardville common stock as to which it made a stock election; and

•	a Yardville shareholder who made no election or who did not make a valid election with respect to any of its shares will receive:

•

the cash consideration with respect to the number of shares of Yardville common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such Yardville shareholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares; and

•	the stock consideration with respect to the remaining non-election shares held by such shareholder.

Example of Scenario 1

Assuming that:

•	the Cash Conversion Number is 5 million,

•

the Cash Election Number is 2 million (in other words, 5 million shares of Yardville common stock must be converted into cash consideration but Yardville shareholders have made a cash election with respect to only 2 million shares of Yardville common stock, so the Shortfall Number is 3 million), and

•	the total number of non-election shares is 4 million,

then a Yardville shareholder that has not made an election with respect to 1,000 shares of Yardville common stock would receive the per share cash consideration with respect to 750 shares of Yardville common stock (1,000 x 3/4) and the per share stock consideration with respect to the remaining 250 shares of Yardville common stock. Therefore, if the PNC Closing Price was equal to $80.00 the Per Share Amount would be $37.384 ($14.00 + (0.2923 × $80.00)) and that Yardville shareholder would receive 116 (250 x $37.384 ÷ $80.00) shares of PNC common stock and approximately $28,104 in cash (which includes $66.00 in cash for the fractional shares) ((750 x $37.384) + $66.00).

Scenario 2: Undersubscription of Cash Pool and Shortfall Number Exceeds Number of Non-Election Shares.

If the Shortfall Number exceeds the number of non-election shares, then:

•

a Yardville shareholder who made no election or who has not made a valid election will receive the cash consideration for each share of Yardville common stock for which it did not make a valid election; and

•	a Yardville shareholder making a stock election will receive:

•

The cash consideration with respect to the number of shares of Yardville common stock equal to the product obtained by multiplying (1) the number of shares of Yardville common stock with respect to which the shareholder made a stock election by (2) a fraction, the numerator of which is equal to the amount by which the Shortfall Number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

•	stock consideration with respect to the remaining shares of Yardville common stock held by such shareholder as to which it made a stock election.

Example of Scenario 2

Assuming that:

•	the Cash Conversion Number is 5 million,

•

the Cash Election Number is 2 million (in other words, 5 million shares of Yardville common stock must be converted into the cash consideration but Yardville shareholders have made a cash election with respect to only 2 million shares of Yardville common stock, so the Shortfall Number is 3 million),

•	the number of non-election shares is 2 million (so the Shortfall Number exceeds the number of non-election shares by 1 million), and

•	the number of stock election shares is 5 million,

then a Yardville shareholder that has made a stock election with respect to 1,000 shares of Yardville common stock would receive the cash consideration with respect to 200 shares of Yardville common stock (1,000 x 1/5)

and the stock consideration with respect to the remaining 800 shares of Yardville common stock. Therefore, if the PNC Closing Price was equal to $80.00, the Per Share Amount would be $37.384 (($14.00 + 0.2923) × $80.00) and that Yardville shareholder would receive 373 (800 x $37.384 ÷ $80.00) shares of PNC common stock, and approximately $7,544 in cash (including $67.20 in cash for the fractional shares) ((200 x $37.384) + $67.20).

Treatment of Yardville Stock Options

Each outstanding option to purchase shares of Yardville common stock granted under any Yardville stock option plan, whether vested or not, will be cancelled in exchange for the right to receive a lump sum cash payment, without interest and less applicable withholding taxes, as soon as practicable following the completion of the merger, equal to the product of (i) the number of shares of Yardville common stock subject to the option and (ii) the excess, if any, of the all cash consideration over the exercise price per share of the option. The all cash consideration will equal the sum of (a) $14.00 and (b) the product of 0.2923 multiplied by the average of the closing sale prices of PNC common stock for the five trading days immediately preceding the date of completion of the merger.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Yardville common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger, the exchange agent will exchange certificates representing shares of Yardville common stock for merger consideration, without interest, to be received in the merger pursuant to the terms of the merger agreement. ComputerShare will be the exchange agent in the merger and will receive your form of election, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Form of Election

The form of election and related transmittal materials are being mailed to Yardville shareholders separately following the mailing of this document. The form of election and related documents will allow you to make cash or stock elections or a combination of both.

Unless otherwise agreed to in advance by PNC and Yardville, the election deadline will be 5:00 p.m., Eastern Time, on October 18, 2007, which is the day prior to the Yardville shareholders’ meeting. PNC and Yardville will issue a press release announcing the date of the election deadline not more than 15 business days before, and at least five business days prior to, the election deadline.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the form of election. Shareholders who hold their shares of Yardville common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Yardville common stock. Shares of Yardville common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election.

To make a valid election, each Yardville shareholder must submit a properly completed form of election, together with stock certificates, so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. A form of election will be properly completed only if accompanied by certificates (or book-entry transfer of uncertificated shares) representing all shares of Yardville common stock covered by the form of election (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as will be described in the form of election). If you are a Yardville shareholder and you cannot deliver your stock certificates to the exchange agent by the election deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the shareholder who submitted those certificates via first-class mail or, in the case of shares of Yardville common stock tendered by book-entry transfer into the exchange agent’s account at the Depository Trust Company, or “DTC,” by crediting to an account maintained by such shareholder with DTC promptly following the termination of the merger or revocation of the election. Yardville shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of Yardville common stock during the interval between the election deadline and the date of completion of the merger.

Shares of Yardville common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to only those persons who were Yardville shareholders at the effective time of the merger and who have not previously submitted a form of election and properly surrendered shares of Yardville common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Yardville common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Yardville common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash instead of fractional shares payable to any Yardville shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until Yardville common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to PNC common stock into which shares of Yardville common stock may have been converted will accrue but will not be paid. PNC will pay to former Yardville shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Yardville stock certificates.

Prior to the effective time of the merger, Yardville and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	regular quarterly cash dividends at a rate of $0.115 per share of Yardville common stock with record dates and payment dates consistent with past practice;

•	dividends paid by any Yardville subsidiary to its parent company consistent with past practice; and

•	the acceptance of shares of Yardville common stock in payment of the exercise of a stock option granted under a Yardville stock option plan.

Yardville and PNC have agreed to coordinate declaration of dividends so that holders of Yardville common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their Yardville common stock and any PNC common stock any holder receives in the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties of Yardville and PNC relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding capitalization of Yardville, true and correct except to a de minimis extent), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect on the ability of the company making the representation to consummate the merger, or on the business, results of operations or financial conditions of the company making the representation. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard effects resulting from (1) changes in general economic conditions affecting banking or bank holding company businesses, to the extent the change does not have a disproportionate adverse affect on such party, (2) changes in generally accepted accounting principles or regulatory accounting requirements generally applicable to banks or savings associations and their holding companies but not uniquely relating to such party, (3) changes in laws, rules or regulations of general applicability to banking or bank holding company businesses, or their interpretations by courts or governmental entities, except as uniquely relating to such party, (4) actions and omissions of a party taken with the prior written consent of the other party or to the extent expressly permitted or required by the specific terms of the merger agreement, (5) engagement by the United States in hostilities or the occurrence of any military attack or terrorist attack on or in the United States, or any of its territories, possessions or diplomatic or consular offices or on any military installation, equipment or personnel of the United States, to the extent that such engagement or occurrence does not have a disproportionate adverse affect on such party, or (6) public disclosure of the merger agreement or the merger. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of PNC and Yardville has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements, internal controls and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	property;

•	environmental liabilities;

•	tax treatment of the merger; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

In addition, Yardville has made other representations and warranties about itself to PNC as to:

•	employee matters, including employee benefit plans;

•	material contracts, exclusivity arrangements, and other certain types of contracts;

•	intellectual property;

•	the inapplicability of state takeover laws;

•	insurance coverage;

•	investment and loan portfolios;

•	brokered deposits

•	absence of related party transactions;

•	absence of registration obligations;

•	risk management instruments;

•	trust accounts;

•	labor matters;

•	unexercised Yardville warrants;

•	dissenters rights; and

•	the receipt of a financial advisor’s opinion.

PNC also has made representations and warranties to Yardville regarding the availability of cash to pay the cash portion of the merger consideration and the authorization and valid issuance of the PNC common stock to pay the stock portion of the merger consideration.

The representations and warranties described above and included in the merger agreement were made by each of PNC and Yardville to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by PNC and Yardville in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between PNC and Yardville rather than to establish matters as facts. The merger agreement is described in, and included as an annex to, this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Yardville, PNC or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 83.

Covenants and Agreements

Each of Yardville and PNC has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of PNC and Yardville agreed to take no action that is intended to or would reasonably be expected to adversely affect or materially delay its respective ability to obtain any necessary regulatory approvals or adversely affect its ability to perform its covenants under the merger agreement.

Yardville has agreed to operate its business only in the ordinary course of business and to use reasonable best efforts to preserve intact its business organization and assets and maintain its rights and franchises. Yardville has also agreed that, with certain exceptions and except with PNC’s prior written consent (which is not to be unreasonably withheld or delayed in certain circumstances), Yardville will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•	change or waive any provision of its certificate of incorporation, charter, or bylaws, except as required by law, or appoint a new director to the board of directors;

•

adjust, split, combine or reclassify any of its capital stock; redeem or acquire any shares of its capital stock or make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “—Conversion of Shares; Exchange of Certificates—Dividends and Distributions”;

•	take specified actions relating to director and employee compensation, benefits, hiring and promotion;

•

undertake extraordinary corporate transactions, such as mergers and acquisitions, or other transactions, such as sales of assets or incurrence or waivers of indebtedness outside the ordinary course of business;

•	take any action that would result in any of the representations and warranties becoming untrue or that would cause the failure of a closing condition, except as required by applicable law;

•

purchase any equity securities, or any other securities outside the ordinary course of business, make material investments, restructure its investment securities portfolio or gap position, change the manner in which its investment securities portfolio is classified or reported, or enter into derivative transactions, with specified exceptions;

•	make any change to its financial accounting methods, except as required by applicable law, generally accepted accounting principles or any bank regulator responsible for regulating Yardville;

•

other than in the ordinary course, and subject to certain other limitations, enter into, renew, amend in any material respect or terminate any contract or agreement or make or renew certain loans or credit facilities;

•

make, change, or revoke any material tax election, adopt or change an annual tax accounting period, change any tax accounting method, file any material amended tax return, enter into any closing agreement with respect to taxes, settle any material tax claim or surrender any material claim for a refund of taxes;

•	file any application to open, relocate or close any, or open, close or relocate any, branch or automated banking facility;

•	make any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate, other than as disclosed in Yardville’s capital budget;

•

settle any material claim other than payments in cash in the ordinary course of business consistent with past practice that do not exceed $100,000 individually or $250,000 in the aggregate, and that do not create negative precedent for other pending or potential claims;

•

enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, and servicing policies, except as required by applicable law or government regulation or policy; or

•	agree to do any of the actions prohibited by the preceding bullets.

Yardville also agrees to take certain actions with respect to the Yardville warrants, and to cooperate with PNC to permit PNC to assume the obligations of Yardville under Yardville’s trust preferred securities.

PNC agrees that, except with Yardville’s prior written consent, PNC will not take any action that would result in any of the conditions to the merger not being satisfied or that would cause any of its representations or warranties to become untrue.

The merger agreement also contains mutual covenants relating to the preparation of this document and the holding of the special meeting of Yardville shareholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. Yardville and PNC have also agreed to use all reasonable best efforts to take all actions needed to obtain necessary governmental and third party consents and to consummate the transactions contemplated by the merger agreement. Notwithstanding the foregoing, PNC is not required to take any action in connection with obtaining the necessary governmental and third party consents that would reasonably be expected to have a material adverse effect on PNC or Yardville, measured relative to Yardville.

Bank Merger

PNC and Yardville have agreed to enter into a merger agreement pursuant to which The Yardville National Bank will merge with and into PNC Bank, National Association. The bank merger is intended to become effective simultaneously with or immediately following the closing of the merger of the parent companies, unless PNC requests the bank merger be delayed to a later time.

Reasonable Best Efforts of Yardville to Obtain the Required Shareholder Vote

Yardville has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder approval of the plan of merger. Yardville will use all reasonable lawful action to obtain such approval. Yardville’s board of directors may withdraw, modify, or qualify its recommendation to approve the plan of merger only in connection with a “Superior Proposal” (as defined below) and only if Yardville’s board of directors determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would be reasonably like to violate its fiduciary obligations under applicable law. Notwithstanding the forgoing, the merger agreement requires Yardville to submit the merger agreement to a shareholder vote even if its board of directors no longer recommends approval of merger agreement, in which event the board may communicate its basis for its lack of a recommendation to shareholders.

Agreement Not to Solicit Other Offers

Yardville also has agreed that it, its subsidiaries and their officers, directors, employees, representatives, agents or affiliates will not, directly or indirectly:

•

initiate, solicit, encourage or facilitate any inquiries or proposals that constitutes, or may reasonably be expected to lead to, an “Acquisition Proposal” (as defined below) or enter into or maintain or continue any discussions or negotiations with respect to such inquires; or

•	enter into any agreement regarding any Acquisition Proposal or authorize or permit any of its officers, directors, employees, subsidiaries or any representative to take any such action.

However, prior to the special meeting, Yardville may consider and participate in discussions and negotiations with respect to an unsolicited Acquisition Proposal if (1) the Yardville board of directors determines in good faith that the Acquisition Proposal, if consummated, is reasonably likely to result in a transaction more favorable to Yardville shareholders, (2) the Yardville board of directors determines in good faith (after consultation with outside legal counsel) that failure to take these actions would be reasonably likely to violate its fiduciary duties, (3) the Acquisition Proposal was not solicited by Yardville (any proposal that satisfies (1) – (3) is a “Superior Proposal”), (4) Yardville has first entered into a confidentiality agreement with the party proposing the Acquisition Proposal on terms comparable to the confidentiality agreement with PNC, and (5) Yardville notifies PNC promptly (but in no event later than 24 hours) after it receives the Acquisition Proposal provides PNC with relevant information regarding the Alternative Proposal or request. Yardville has agreed to promptly provide to PNC any non-public information that is provided to the person making the Acquisition Proposal that was not previously provided to PNC.

Yardville has agreed:

•

to notify PNC within one day after receipt of any Acquisition Proposal or any material change to any Acquisition Proposal, or any request for nonpublic information relating to Yardville or any of its subsidiaries or for access to the properties, books or records of Yardville or any of its subsidiaries by any person or entity that informs the board of directors of Yardville that it is considering making, or has made, an Acquisition Proposal, and to provide PNC with relevant information regarding such inquiry, proposal, modification or amendment;

•	to keep PNC fully informed of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request;

•

to cease any existing discussions or negotiations with any persons with respect to any Alternative Proposal, and to use reasonable best efforts to cause all persons other than PNC who have been furnished with confidential information in connection with an Acquisition Proposal within the 12 months prior to the date of the merger agreement to return or destroy such information;

•

not to release any third party from the confidentiality and standstill provisions of any agreement to which Yardville or its subsidiaries is or may become a party and to take all steps necessary to terminate any approval that may have been given under any such provisions authorizing any person to make an Acquisition Proposal; and

•	not to approve or take any action to render inapplicable to any Acquisition Proposal the New Jersey Shareholders Protection Act or any similar takeover laws.

“Acquisition Proposal” means any proposal or offer as to any of the following (other than the merger) involving Yardville or any of its subsidiaries:

•	any merger, consolidation, share exchange, business combination, or other similar transaction;

•

any sale, lease, share exchange, mortgage, pledge, transfer or other disposition or change in control of the consolidated assets (including the outstanding equity securities of Yardville subsidiaries and securities of the entity surviving any merger or business combination) of Yardville, or any of its subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of Yardville and its subsidiaries, taken as a whole, immediately prior to such transaction;

•

any tender offer or exchange offer, or acquisition from Yardville, pursuant to which any person (or group of persons) (other than PNC or its affiliates) directly or indirectly, acquires or would acquire more than 25% or more of the outstanding shares of capital stock of Yardville or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the merger, or the filing of a registration statement under the Securities Act;

•

any other consolidation, business combination, recapitalization or similar transaction involving Yardville or any of its subsidiaries, other than the transactions contemplated by the merger agreement as a result of which the holders of shares of Yardville immediately prior to such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the completion of the transaction in substantially the same proportion as such holders held the shares of Yardville common stock immediately prior to the completion of the transaction, or

•	any public announcement of a proposal, plan or intention to do, or any agreement to engage in, any of the actions listed in the foregoing bullets.

Expenses and Fees

In general, each of PNC and Yardville will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this document, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by Yardville and PNC.

Employee Matters

PNC has agreed to honor all Yardville compensation and benefit plans in accordance with their terms, subject to any amendments or termination required by the merger agreement or permitted by the terms of the applicable plans. PNC will review all such Yardville compensation and benefit plans to determine whether to maintain, terminate or continue such plans. If any Yardville employee compensation or benefits are changed or terminated by PNC, PNC will provide those Yardville employees who continue to be employed by PNC following the merger with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of PNC.

In addition, PNC has agreed, to the extent any Yardville employee participates in PNC compensation and benefit plans following the merger, to recognize each such employee’s service with Yardville prior to the completion of the merger for purposes of eligibility and vesting requirements (except under defined benefit pension plans), but not for benefit accruals except for vacation and as otherwise specified in the merger agreement. For one year following the merger, Yardville employees who continue to be employed by PNC following the merger will participate in PNC’s Displaced Employee Assistance Plan but will receive cash severance equal to the greater of the benefits payable thereunder or the benefits payable under Yardville’s Change in Control Severance Compensation Plan had it not been terminated. Following the one year anniversary of the merger, such continuing employees will participate in PNC’s Displaced Employee Assistance Plan.

In the event of any termination or consolidation of any Yardville health plan with a PNC health plan, PNC has agreed to make available to Yardville employees who continue to be employed by PNC following the merger and their dependents employer-provided health coverage on the same basis as it provides such coverage to PNC employees, but coverage of such Yardville employees under any Yardville health plan will not terminate prior to the time such Yardville employees and their dependents become eligible to participate in the health plans generally available to PNC employees and their dependents, unless a Yardville employee affirmatively terminates coverage prior to such time. In addition, PNC has agreed to waive any coverage limitations for pre-existing conditions under any PNC health plans, to the extent such limitation would have been waived or satisfied under a corresponding Yardville plan and to give credit for any co-payment and deductibles paid under a corresponding Yardville health plan for purposes of satisfying any applicable deductible and out-of-pocket requirements under any health plan of PNC.

However, PNC has no obligation to continue the employment of any Yardville employee for any period following the merger and may review employee benefits programs from time to time and make such changes as it deems appropriate.

Indemnification and Insurance

The merger agreement requires PNC to maintain in effect for six years after completion of the merger the current rights of Yardville directors, officers and employees to indemnification under the Yardville articles of incorporation or the Yardville bylaws or disclosed agreements of Yardville. The merger agreement also provides that, upon completion of the merger, PNC will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Yardville and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that PNC will maintain for a period of six years after completion of the merger Yardville’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that PNC is not required to incur annual premium expense greater than 150% of Yardville’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval of the merger by Yardville shareholders;

•	the approval of the listing of PNC common stock to be issued in the merger on the NYSE, subject to official notice of issuance;

•

the effectiveness of the registration statement of which this document is a part with respect to the PNC common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

•

the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

Each of PNC’s and Yardville’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by each of PNC and Yardville of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•

the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger (in the case of the conditions to PNC’s obligation to complete the merger, without any conditions or restrictions that would have a material adverse effect on PNC or Yardville, measured on a scale relative to Yardville);

•	the absence of a material adverse effect on the other party; and

•

the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and nonappealable);

•	if the merger has not been completed by March 31, 2008, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement;

•

if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 30 days of notice of the breach; or

•	if the shareholders of Yardville fail to approve the merger at the special meeting.

In addition, PNC may terminate the merger agreement if the Yardville board of directors fails to recommend that Yardville shareholders approve the merger, withdraws, modifies, qualifies, or proposes to withdraw, modify, or qualify in a manner adverse to PNC its recommendation of the merger to shareholders, recommends a competing merger proposal in a manner adverse to PNC, or resolves to do the foregoing. PNC may also terminate the merger agreement if Yardville breaches its obligation to call and hold a shareholder meeting to consider the merger or its obligation to not solicit competing acquisition proposals.

In addition, Yardville may terminate the merger agreement within three business days of the “Determination Date” (as defined below) if its board of directors determines that both of the following conditions have occurred and gives written notice to PNC of such determination:

•

the value of the aggregate consideration to be received by Yardville shareholders is less than 85% of $403,354,213 (the approximate value of the aggregate consideration that would have been received by Yardville shareholders had the merger closed on June 6, 2007); and

•	the five-day average closing price of PNC common stock is such that the price performance of PNC common stock is lower than the price performance of an index of certain peer companies minus 15%.

If Yardville elects to terminate the merger agreement pursuant to this right then PNC shall have 72 hours beginning with receipt of Yardville’s required notice of termination to increase the number of PNC common shares to be received by Yardville shareholders such that the implied value of the merger would be equivalent to the minimum implied value that would have had to exist for the above price-based termination right to have not been triggered. If PNC elects to increase the merger consideration pursuant with the preceding sentence, then the agreement will not terminate.

“Determination Date” means the later of (i) the date on which the last required governmental approval is obtained and (ii) the business day immediately preceding the date of the meeting of Yardville shareholders to approve the merger. However, if the Determination Date would occur more than fifteen days prior to the closing date, then the Determination Date shall be the third business day prior to the closing date.

Effect of Termination. If the merger agreement is terminated, it will become void, and there will be no liability on the part of PNC or Yardville, except that (1) both PNC and Yardville will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Termination Fee

Yardville must pay PNC a termination fee of $14 million if:

•

the merger agreement is terminated by PNC as a result of the PNC termination rights described under “—Termination of the Merger Agreement” above relating to the Yardville shareholder recommendation and Yardville’s compliance with its obligation to hold the shareholder vote and its non-solicit covenants;

•

the agreement is terminated by PNC because of a willful breach by Yardville and Yardville then enters into a definitive agreement relating to a competing takeover proposal before the twelve month anniversary of the termination; or

•

prior to termination a competing takeover proposal is made to Yardville or its shareholders or has been publicly announced, the agreement is then terminated by PNC because the Yardville shareholders do not approve the merger at the shareholder meeting, and Yardville then enters into a definitive agreement relating to a competing takeover proposal before the twelve month anniversary of the termination.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors or by written agreement. However, after any approval of the transactions contemplated by the merger agreement by the Yardville shareholders, there may not be, without further approval of those shareholders, any amendment of the merger agreement that reduces the amount, value or changes the form of consideration to be delivered to Yardville’s shareholders.

At any time prior to the completion of the merger, each of us, by action taken or authorized by our respective board of directors, to the extent legally allowed, may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Resales of PNC Stock by Affiliates

Shares of PNC common stock to be issued to Yardville shareholders in the merger have been registered under the Securities Act, and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Yardville. Any subsequent transfers of shares, however, by any person who is an affiliate of Yardville at the time the merger is submitted for a vote of the Yardville shareholders will, under existing law, require:

•	the further registration under the Securities Act of the PNC stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

An “affiliate” of Yardville is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Yardville. These restrictions are expected to apply to the directors and executive officers of Yardville and the holders of 10% or more of the outstanding Yardville common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

PNC will give stop transfer instructions to the exchange agent with respect to the shares of PNC common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended. PNC is not required to further register the sale of PNC common stock to be issued to affiliates of Yardville.

Yardville has agreed in the merger agreement to use all reasonable best efforts to cause each person who is an affiliate of Yardville for purposes of Rule 145 under the Securities Act to deliver to PNC a written agreement intended to ensure compliance with the Securities Act.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Yardville as of the effective time of the merger will be recorded at their respective fair values and added to those of PNC. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of PNC issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Yardville.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following section describes the anticipated material United States federal income tax consequences to “U.S. holders” (as defined below) of Yardville common stock of the merger. This summary is based upon the provisions of the Code, applicable current and proposed United States Treasury Regulations, judicial authorities and administrative rulings and practice, all as in effect as of the date of this registration statement and all of which are subject to change, possibly on a retroactive basis.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Yardville common stock that is for United States federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or (iv) an estate the income of which is subject to United States federal income tax regardless of its source.

Holders of Yardville common stock who are not U.S. holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment to them under United States and non-United States tax laws.

The United States federal income tax consequence to a partner in an entity treated as a partnership, for United States federal income tax purposes, that holds Yardville common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Yardville common stock should consult their own tax advisors.

This discussion assumes that a U.S. holder holds Yardville common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be relevant to a U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the United States federal income tax laws (for example, insurance companies, dealers or brokers in securities or currencies, traders in securities who elect mark-to-market accounting, tax-exempt organizations, financial institutions, mutual funds, partnerships or other pass-through entities (and persons holding Yardville common stock through a partnership or other pass-through entity), United States expatriates and shareholders subject to alternative minimum tax, U.S. holders who hold Yardville common stock as part of a hedging, “straddle,” conversion or other integrated transaction, a person whose functional currency for United States federal income tax purposes is not the U.S. dollar or U.S. holders who acquired their Yardville common stock through the exercise of employee stock options or other compensation arrangements). In addition, the discussion does not address any aspects of foreign, state, local, estate or gift taxation that may be applicable to a U.S. holder.

Holders of Yardville common stock are strongly urged to consult with their own tax advisors as to the tax consequences of the merger on their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

PNC and Yardville have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to PNC’s obligation to complete the merger that PNC receive an opinion of its counsel, Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Yardville’s obligation to complete the merger that Yardville receive an opinion of its counsel, Pepper Hamilton LLP, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on facts, representations and assumptions set forth in the opinion and representations set forth in certificates to be received from PNC and Yardville. None of the tax opinions given in connection with the merger will be binding on the Internal Revenue Service, and neither PNC nor Yardville intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any those set forth below. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. It is assumed for purposes of the remainder of the discussion in this section that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. As a result of the merger being treated as a reorganization within the meaning of Section 368(a) of the Code, the following material U.S. federal tax consequences will result from the merger:

•

for a U.S. holder who exchanges all of its shares of Yardville common stock solely for shares of PNC common stock in the merger, no gain or loss will be recognized, except with respect to cash received in lieu of a fractional share of PNC common stock (see discussion below under “—Cash Instead of a Fractional Share”);

•

for a U.S. holder who exchanges all of its shares of Yardville common stock solely for cash in the merger, capital gain or loss equal to the difference between the amount of cash received and its tax basis in the Yardville common stock generally will be recognized. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of Yardville common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In some cases, such as if the U.S. holder actually or constructively owns PNC common stock immediately before the merger, and holds it after the merger, the cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Internal Revenue Code, in which case such cash received would be treated as dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder;

•

for a U.S. holder who exchanges its shares of Yardville common stock for a combination of PNC common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) will be recognized, and the gain recognized will be equal to the lesser of:

•	the excess, if any of:

–	the sum of the cash and the fair market value of the PNC common stock the U.S. holder received in the merger, over

–	the tax basis in the shares of Yardville common stock surrendered by the U.S. holder in the merger, or

•	the amount of cash received;

•

any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of Yardville common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In some cases, such as if the U.S. holder actually or constructively owns PNC common stock immediately before the merger, and holds it after the merger, the cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder;

•

for a U.S. holder who acquired different blocks of Yardville common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares;

•

if a U.S. holder has differing bases or holding periods in respect of shares of Yardville common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of PNC common stock received in the merger; and

•	no gain or loss will be recognized by PNC or Yardville in the merger.

Tax Basis and Holding Period

A U.S. holder’s aggregate tax basis in the shares of PNC common stock received in the merger, including any fractional share interests deemed received by the U.S. holder under the treatment described below, will equal its aggregate adjusted tax basis in the Yardville common stock surrendered in the merger, increased by the amount of taxable gain, if any, recognized in the merger (including any portion of the gain that is treated as a dividend but excluding any gain or loss resulting from the deemed receipt and redemption of a fractional share interest described below) and decreased by the amount of cash, if any, received in the merger (excluding any cash received instead of a fractional share interest). The holding period for the shares of PNC common stock received in the merger (including a fractional share interest deemed received and redeemed as described below) will include the holding period for the shares of Yardville common stock surrendered in the merger.

Cash Instead of a Fractional Share

A U.S. holder who receives cash instead of a fractional share of PNC common stock will be treated as having received the fractional share of PNC common stock pursuant to the merger and then as having exchanged the fractional share of PNC common stock for cash in a redemption by PNC. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder’s deemed percentage stock ownership of PNC. While this determination is based on each U.S. holder’s particular facts and circumstances, the Internal Revenue Service has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a shareholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in even a minor reduction in the stock interest of the shareholder. As a result, the deemed redemption of a fractional share of PNC common stock is generally treated as a sale or exchange and not as a dividend, and a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of PNC common stock as set forth above. This capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the fractional share (including the holding period for the share(s) of Yardville common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

A U.S. holder who receives shares of PNC common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

INFORMATION ABOUT THE COMPANIES

The PNC Financial Services Group, Inc.

The PNC Financial Services Group, Inc. is a Pennsylvania corporation, a bank holding company and a financial holding company under U.S. federal law. PNC is one of the largest diversified financial services companies in the United States based on assets, with businesses engaged in retail banking, corporate and institutional banking, asset management and global fund processing services. PNC provides many of its products and services nationally and others in PNC’s primary geographic markets located in Pennsylvania; New Jersey; Washington, DC; Maryland; Virginia; Ohio; Kentucky; and Delaware. PNC also provides certain global fund processing services internationally. PNC stock (NYSE: PNC) is listed on the New York Stock Exchange. As of June 30, 2007, PNC had total consolidated assets of approximately $125.7 billion, total consolidated deposits of approximately $77.2 billion and total consolidated stockholders’ equity of approximately $14.5 billion. The principal executive offices of PNC are located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707, and its telephone number is (412) 762-2000.

Additional information about PNC and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 83.

Yardville National Bancorp

Yardville National Bancorp is a New Jersey corporation and a registered bank holding company under U.S. federal law. Yardville conducts a general commercial and retail banking business through its principal operating subsidiary, The Yardville National Bank, which commenced operations as a commercial bank in 1925. Yardville provides a broad range of lending, deposit and other financial products and services with an emphasis on commercial real estate and commercial and industrial lending to small to mid-sized businesses and individuals. Yardville’s existing and target markets are located in the corridor between New York City and Philadelphia. Yardville stock (NASDAQ: YANB) is listed on The Nasdaq Global Select Market. As of June 30, 2007, Yardville had total consolidated assets of approximately $2.6 billion, total consolidated deposits of approximately $2.0 billion, and total consolidated stockholders’ equity of approximately $189 million. The principal executive offices of Yardville are located at 2465 Kuser Road, Hamilton, New Jersey 08690 and its telephone number is (609) 585-5100.

Additional information about Yardville and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 83.

COMPARISON OF SHAREHOLDERS’ RIGHTS

PNC is incorporated in Pennsylvania and Yardville is incorporated in New Jersey. Your rights as a Yardville shareholder are governed by the New Jersey Business Corporation Act, the Yardville restated certificate of incorporation, as amended and the Yardville by-laws. Upon completion of the merger, if you receive the stock consideration, as a PNC shareholder your rights will be governed by the Pennsylvania Business Corporation Law, the PNC articles of incorporation and the PNC bylaws.

The following is a summary of the material differences between the rights of holders of PNC common stock and the rights of holders of Yardville common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the Pennsylvania Business Corporation Law, the New Jersey Business Corporation Act, the PNC amended and restated articles of incorporation, the Yardville restated certificate of incorporation, as amended, the PNC bylaws and the Yardville by-laws. The PNC amended and restated articles of incorporation, the Yardville restated certificate of incorporation, as amended, the PNC bylaws, and the Yardville by-laws are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information” on page 83.

YARDVILLE	PNC
AUTHORIZED CAPITAL STOCK

Authorized Shares. Yardville is authorized under its restated certificate of incorporation to issue 20,000,000 shares of common stock, without par value, and 1,000,000 shares of preferred stock, without par value.	Authorized Shares. PNC is authorized under its amended and restated articles of incorporation to issue 800,000,000 shares of common stock, par value $5.00 per share, and 20,000,000 shares of preferred stock, par value $1.00 per share.

Preferred Stock. Yardville’s restated certificate of incorporation, authorizes the Board, without further shareholder action, to amend the certificate of incorporation to issue additional classes or series of Preferred Stock. In such an amendment, the Board is expressly authorized to determine the designation preferences, qualifications, privileges, options, relative and special rights, and limitations, if any, relating to the shares of the series. The rights of preferred shareholders may supersede the rights of common shareholders.	Preferred Stock. PNC’s amended and restated articles of incorporation authorize the Board, without further shareholder action, to issue up to 20,000,000 shares of preferred stock, in one or more series, and determine by resolution any designations, preferences, qualifications, privileges, limitations, restrictions, or special or relative rights of additional series. The rights of preferred shareholders may supersede the rights of common shareholders.

VOTING RIGHTS IN AN EXTRAORDINARY TRANSACTION

The New Jersey Business Corporation Act requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote on a matter unless a greater vote is specified in the certificate of incorporation.	Pursuant to Section 1924 of the Pennsylvania Business Corporation Law, a plan of merger or consolidation may be adopted if, among other conditions, it receives the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. No shareholder vote is required for a merger where the articles of incorporation of the surviving corporation are identical to those of the corporation being merged, or for a merger of an 80%-owned subsidiary into the parent.

YARDVILLE	PNC
AMENDMENT TO THE CERTIFICATE/ARTICLES OF INCORPORATION

Generally, under the New Jersey Business Corporation Act, an amendment to Yardville’s restated certificate of incorporation requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote on the matter, unless a greater vote is specified in the certificate of incorporation. Yardville’s restated certificate of incorporation requires the affirmative vote of at least eighty percent (80%) of the shares entitled to vote thereon to amend or repeal the provisions relating to the board of directors, shareholder action and special meetings, and certain business combinations with interested shareholders.	Under the Pennsylvania Business Corporation Law, an amendment to the articles of incorporation can be proposed by adoption of a resolution by the PNC board. An amendment must be submitted to a vote and approved by a majority of the shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval.

AMENDMENT TO THE BYLAWS

Yardville’s by-laws may be altered or repealed and new by-laws may be adopted by shareholders or by the board of directors. Any shareholder action to alter, repeal or adopt new bylaws must be brought before an annual or special meeting of shareholders in accordance with the by-laws, and requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote on the matter. Any by-law altered, repealed or adopted by the shareholders may be reinstated, altered or repealed by the board of directors, unless the shareholder resolution adopting such by-law provides that the by-law shall not be altered or repealed by the board of directors. Yardville’s board of directors may amend, repeal or adopt new by-laws by the affirmative vote of a majority of Yardville’s board of directors at any regular or special meeting of Yardville’s board of directors.	PNC’s bylaws may be altered, amended, added to or repealed by a vote of a majority of the PNC board at any regular meeting of the PNC board or at any special meeting of the PNC board called for that purpose. However, PNC’s charter provides that the authority to make, amend, and repeal bylaws, while vested in the PNC board, is subject to the power of the shareholders to change such action. Moreover, the PNC board may not adopt or change a bylaw on certain subjects committed expressly to the shareholders by Section 1504(b) of the PBCL.

APPRAISAL RIGHTS

Under the New Jersey Business Corporation Act, appraisal rights are available only in connection with specific transactions. However, appraisal rights are not available in the merger context if the shares are (i) listed on a national securities exchange or held of record by at least 1,000 holders on the record date fixed to determine the shareholders entitled to vote upon the merger, or (ii) for which the shareholder will receive (x) cash, (y) shares listed on a national securities exchange or held of record by at least 1,000 holders, or (z) cash and such securities. See the discussion in the “The Merger—Yardville Shareholders Do Not Have Dissenters’ Appraisal Rights in the Merger” on page 45.

Under the PBCL Section 1571, appraisal rights are available only in connection with specific transactions. However, appraisal rights are not available in the merger for shareholders if the shares are (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (ii) held beneficially or of record by more than 2,000 persons.

PNC shareholders have no appraisal rights because PNC common stock is listed on the NYSE and PNC has more than 2,000 shareholders.

YARDVILLE	PNC
SPECIAL MEETINGS OF SHAREHOLDERS

The New Jersey Business Corporation Act provides that a special meeting may be called by the president or the Board, or by such other officers, directors or shareholders as may be provided in the by-laws. The Yardville by-laws provide that special meetings of shareholders may be called only by the Board pursuant to a resolution approved by the majority of the Board or by the Chairman of the Board or the President/Chief Executive Officer.	Special meetings of the shareholders may be called, at any time, only by the board of directors, the chairman of the board, the president or a vice chairman of the board. While the PBCL provides generally that in addition to the foregoing persons, a group of shareholders entitled to cast at least 20% of the votes that all shareholders are entitled to cast at the particular meeting may call a special meeting, this provision does not apply to, among others, corporations, such as PNC, that are registered under the Exchange Act. Since PNC is registered under the Exchange Act, shareholders of PNC are not entitled to call a special meeting. Only business brought before the meeting 1) pursuant to PNC’s notice of such meeting, 2) by the presiding officer or 3) at the direction of a majority of the board, may be conducted at such special meeting of shareholders.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Yardville’s by-laws provide that a shareholder wanting to submit a shareholder proposal at any annual or special meeting must deliver written notice to the Secretary of Yardville, (i) with respect to an annual meeting not less than 45 calendar days prior to the date fixed for the annual meeting or, if no date has then been fixed by the Board, then 60 calendar days in advance of the previous years’ annual meeting and (ii) with respect to a special meeting, the earlier of 30 days before the date on which the shareholder proposes to the Board that it call any special meeting or 5 days after the shareholder learns (or with the exercise of reasonable care should have learned) of the Board’s intention to call a special meeting (but in no event later than 5 days after the notice of meeting is first mailed to shareholders).	A nomination for the election of a director or a proposal for action at an annual meeting may be made by a shareholder only if written notice of such nomination or proposal has been received by the Secretary of PNC not later than 90 days prior to such annual meeting (unless another date is specified in the proxy materials distributed to shareholders), or if the annual meeting is to be held on a date other than the fourth Tuesday in April, the close of business on the tenth day following the first public disclosure of the date of such meeting. Any such nomination for the election of a director or a proposal for action at an annual meeting must conform to the requirements set out in PNC’s bylaws that are applicable to such nominations or proposals.

BOARD OF DIRECTORS Number of Directors

Under the New Jersey Business Corporation Act, a corporation must have a board of directors consisting of at least one director. The board of Yardville currently has 12 directors. The restated certificate of incorporation and by-laws of Yardville provide that the number of directors will not be less than 5 nor more than 25.	The board of directors of PNC has 18 directors. The bylaws of PNC provide that the number of directors will be not less than 5 nor more than 36.

YARDVILLE	PNC
Classification

The New Jersey Business Corporation Act permits classification of a New Jersey corporation’s board of directors if the corporation’s certificate of incorporation so provides. The Yardville Board is classified into three classes. One class of directors is elected at each annual meeting of shareholders to hold office for a term of three years.	Pennsylvania law permits classified boards but PNC has not adopted one.

Removal

Yardville’s restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of the shares entitled to vote for the election of the directors to remove any directors. Directors may be removed with or without cause. The Board may remove any director for cause by a majority vote of the entire Board.	The PBCL provides that any director may be removed by a vote of shareholders entitled to elect directors. Shareholder removal of directors is restricted if the board of directors is classified, if shareholders vote cumulatively when electing directors, or if the bylaws contain provisions addressing shareholder removal of directors, but none of these restrictions apply to PNC. Directors may remove a fellow director if he or she has been judicially declare of unsound mind, has been convicted of an offense punishable by imprisonment for more than one year or has failed to accept the office, or upon any other proper cause that the bylaws may specify. A court may remove a director upon application in a derivative suit in cases of fraudulent or dishonest acts, gross abuse of authority or discretion, or for any other proper cause.

Vacancies

Under the Yardville restated certificate of incorporation, a vacancy on the board of directors shall be filled by vote of a majority of directors remaining in office even though less than a quorum or by a sole remaining director. Vacancies resulting from any increase in the number of directors may be filled by the Board.	Vacancies in the board, including vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum.

Special Meetings of the Board

Special meetings of the Board of Directors may be called by the President/Chief Executive Officer, the Chairman of the Board or by three or more of the directors.	Special meetings of the board of directors may be called by the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, or at the written request of any three directors.

YARDVILLE	PNC
Director Liability and Indemnification

The New Jersey Business Corporation Act permits a New Jersey corporation to indemnify any person who is or was a director, officer, employee or agent of the corporation against his expenses and liabilities in connection with any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal therein and any inquiry or investigation which could lead to such action, suit or proceeding involving the director, officer, employee or agent by reason of his position with the corporation, other than a proceeding by or in the right of the corporation, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

The New Jersey Business Corporation Act requires a corporation to indemnify reasonable expenses for a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his service in that capacity.

Under the New Jersey Business Corporation Act, a corporation may specify in its certificate of incorporation that a director or officer shall not be personally liable, or shall be liable only to the extent therein provided, to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. Act or omission as used in this section of the New Jersey Business Corporation Act means an act or omission which that person knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which he has a material conflict of interest.

The Yardville certificate provides, in accordance with New Jersey law, that the liability of directors and officers to Yardville or its shareholders for money damages shall be limited to the maximum extent that

The PBCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In an action by or in the right of the corporation, indemnification will not be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by 1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; 2) if such a quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or 3) by the shareholders.

To the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of a third-party action, derivative action, or corporate action, he must be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith.

Pennsylvania law permits a corporation to purchase and maintain insurance for a director or officer against any liability asserted against him, and incurred in his capacity as a director or officer or arising out of his position, whether or not the corporation would have the power to indemnify him against such liability under Pennsylvania law.

The PNC bylaws provide that a director shall to the maximum extent permitted by Pennsylvania law, have no personal liability or monetary damages for any

YARDVILLE	PNC

the liability of directors and officers of a New Jersey corporation is permitted to be limited by New Jersey law.

New Jersey law permits a corporation to purchase and maintain insurance for a director, officer, employee or agent of the corporation against any liability asserted against him, and incurred in his capacity as a director or officer or arising out of his position, whether or not the corporation would have the power to indemnify him against such liability under New Jersey law.

action taken, or any failure to take any action as a director. The PNC bylaws also provide for indemnification for current and former directors, officers, employees, or agents serving at the request of the corporation to the fullest extent permitted by Pennsylvania law.

SHAREHOLDER RIGHTS PLAN

While the New Jersey Business Corporation Act authorizes a corporation to adopt a shareholder rights plan, Yardville does not have a shareholder rights plan currently in effect.	While the PBCL authorizes a corporation to adopt a shareholder rights plan, PNC does not have a shareholder rights plan currently in effect.

STATE ANTI-TAKEOVER STATUTES Business Combinations

The New Jersey Business Corporation Act restricts the transactions that a publicly held corporation organized under the laws of New Jersey with its principal executive offices or significant operations located in New Jersey, referred to as a resident domestic corporation, can engage. For example, the New Jersey Business Corporation Act provides that no resident domestic corporation may engage in a “business combination,” as defined in the New Jersey Business corporation Act, with an “interested shareholder” of the corporation for a period of five years following the interested shareholder’s stock acquisition, unless the business combination is approved by the board of directors of the corporation prior to the interested shareholder’s stock acquisition. An interested shareholder is a beneficial owner of ten percent or more of the voting power of a corporation.

In addition, the New Jersey Business Corporation Act provides that no resident domestic corporation may engage, at any time, in any business combination, with any interested shareholders of the corporation other than:

•     a business combination approved by the board of directors of such corporation prior to the interested shareholder’s stock acquisition;

In its bylaws, PNC has expressly opted out of the protection of Subchapter G of Chapter 25 of the PBCL, which would otherwise enable existing shareholders of PNC in certain circumstances to block the voting rights of an acquiring person who makes or proposes to make a control-share acquisition. PNC has also opted out of the protection of Subchapter H of Chapter 25 of the PBCL, which would otherwise enable PNC to recover certain payments made to shareholders who have evidenced an intent to acquire control of PNC. However, PNC remains subject to certain other provisions of Pennsylvania law that may have the effect of discouraging a takeover of PNC. First, persons who through a “control transaction” acquire the right to cast at least 20% of the votes required for an election of directors, become subject to the obligation to pay objecting shareholders fair value for their shares. Second, business combinations with a 20%-plus shareholder are subject to heightened voting and approval requirements. None of these Pennsylvania laws applies to the merger.

YARDVILLE	PNC

•     a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by that interested shareholder at a meeting called for such purpose; or

•     a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by that interested shareholder.

Yardville cannot opt out of the foregoing provisions of the New Jersey Business Corporation Act. None of the foregoing provisions of New Jersey law apply to the merger.

In addition to any affirmative vote required by New Jersey Law, Yardville’s restated certificate of incorporation requires an affirmative vote of eighty percent (80%) of the then outstanding shares of stock entitled to vote generally in the election of directors to approve a business combination with an interested shareholder unless approved by continuing directors or certain fair price requirements are met. A continuing director is defined as any member of the Board who was on the Board on April 29, 1986, and any subsequent member of the Board who is unaffiliated with the interested shareholder and was a member of the Board prior to the time the interested shareholder became an interested shareholder, and any successor of a continuing director who is unaffiliated with the interested shareholder and is recommended to succeed a continuing director by a majority of continuing directors then on the board. The foregoing provision does not apply to the merger.

The New Jersey Business Corporation Act allows, and the Yardville restated certificate of incorporation requires, the directors to look at various factors in considering a proposal or offer to acquire the corporation. Specifically, the New Jersey Business Corporation Act provides that a director of a New Jersey corporation in evaluating a proposal or offer to acquire the corporation may consider any of the following:

•     the effects of any action on the corporation’s shareholders;

•     the effects of the action on the corporation’s employees, suppliers, creditors and customers;

YARDVILLE	PNC

•     the effects of the action on the community in which the corporation operates; and

•     the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.

If, on the basis of the foregoing factors, the board of directors determines that any proposal or offer to acquire the corporation is not in the best interest of the corporation, it may reject such proposal or offer, in which event the board of directors will have no duty to facilitate, remove any barriers to, or refrain from impeding, such proposal or offer.

DUTIES OF DIRECTORS

Under the New Jersey Business Corporation Act, the standard of conduct for directors is governed by statute. The New Jersey Business Corporation Act requires that a director of a New Jersey corporation perform his or her duties in good faith and with that degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions.	Under the PBCL, the standard of conduct for directors is governed by statute. The PBCL requires that a director of a Pennsylvania corporation perform his or her duties: (1) in good faith, (2) in a manner he or she reasonably believes to be in the best interests of the corporation, and (3) with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

COMPARATIVE MARKET PRICES AND DIVIDENDS

PNC common stock is listed on the NYSE and Yardville common stock is listed on The Nasdaq Global Select Market. The following table sets forth the high and low sales prices of shares of PNC common stock and Yardville common stock as reported on the NYSE and Nasdaq, respectively, and the quarterly cash dividends declared per share for the periods indicated.

	PNC Common Stock			Yardville Common Stock
	High	Low	Dividend	High	Low	Dividend
2005
First Quarter	$57.57	$50.30	$0.50	$34.25	$31.01	$0.115
Second Quarter	55.90	49.35	0.50	36.36	32.10	0.115
Third Quarter	58.95	53.80	0.50	37.00	34.55	0.115
Fourth Quarter	65.66	54.73	0.50	38.25	32.25	0.115
2006
First Quarter	71.42	61.78	0.50	38.00	34.55	0.115
Second Quarter	72.00	65.30	0.55	39.19	34.58	0.115
Third Quarter	73.55	68.09	0.55	37.00	33.63	0.115
Fourth Quarter	75.15	67.61	0.55	40.02	35.25	0.115
2007
First Quarter	76.41	68.60	0.55	38.82	34.31	0.115
Second Quarter	76.15	70.31	0.63	37.40	33.80	0.115
Third Quarter (through August 30, 2007)	75.99	64.00	0.63	35.25	30.99	0.115

On June 6, 2007, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of PNC common stock as reported on the NYSE were $72.30 and $71.32, respectively. On August 30, 2007, the last full trading day before the date of this document, the high and low sale prices of shares of PNC common stock as reported on the NYSE were $70.73 and $69.40, respectively.

On June 6, 2007, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Yardville common stock as reported on Nasdaq were $35.80 and $35.49, respectively. On August 30, 2007, the last full trading day before the date of this document, the high and low sale prices of shares of Yardville common stock as reported on Nasdaq were $34.00 and $33.59, respectively.

As of August 30, 2007, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately 49,398 registered holders of PNC common stock and approximately 662 registered holders of Yardville common stock.

PNC shareholders and Yardville shareholders are advised to obtain current market quotations for PNC common stock and Yardville common stock. The market price of PNC common stock and Yardville common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of PNC common stock or Yardville common stock before or after the effective date of the merger.

LEGAL MATTERS

The validity of the PNC common stock to be issued in connection with the merger will be passed upon for PNC by George P. Long, III, Senior Counsel and Corporate Secretary of PNC. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for PNC by Wachtell, Lipton, Rosen & Katz, and for Yardville by Pepper Hamilton LLP.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this document by reference from PNC’s Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance on the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Yardville National Bancorp as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, which is incorporated by reference herein and, upon the authority of said firm as experts in auditing and accounting.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses an opinion that Yardville National Bancorp did not maintain effective internal control over financial reporting at December 31, 2006 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that Yardville’s policies and procedures did not provide for effective updating of risk ratings on seasoned loans and that there was ineffective monitoring and review by credit risk review personnel to identify and resolve discrepancies in risk ratings on seasoned loans as compared to Yardville’s standard risk rating matrix. This deficiency resulted in material misstatements in Yardville’s allowance for loan losses and provision for loan losses in the preliminary 2006 consolidated financial statements and resulted in more than a remote likelihood that a material misstatement of Yardville’s annual or interim consolidated financial statements would not be prevented or detected.

OTHER MATTERS

According to the Yardville bylaws, business to be conducted at a special meeting of shareholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

YARDVILLE 2007 ANNUAL MEETING SHAREHOLDER PROPOSALS

Yardville will hold a 2007 annual meeting of shareholders only if the merger is not completed as contemplated by the merger agreement. If it is determined that the merger will not be completed as contemplated by the merger agreement, Yardville will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting shareholder proposals for such meeting and to have shareholder proposals included in Yardville’s proxy statement.

SHAREHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement is being delivered to multiple shareholders of Yardville sharing an address unless Yardville has previously received contrary instructions from one or more of such shareholders. On written or oral request to the Secretary of Yardville at 2465 Kuser Road, Hamilton, New Jersey 08690, (609) 586-4800, Yardville will deliver promptly a separate copy of this proxy statement to a shareholder at a shared address to which a single copy of the documents was delivered. Shareholders sharing an address who wish, in the future, to receive separate copies or a single copy of Yardville’s proxy statements and annual reports should provide written or oral notice to the Secretary of the Company at the address and telephone number set forth above.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The PNC bylaws provide for indemnification for current and former directors, officers, employees, or agents serving at the request of the corporation to the fullest extent permitted by Pennsylvania law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

PNC has filed with the SEC a registration statement under the Securities Act that registers the distribution to Yardville shareholders of the shares of PNC common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about PNC and PNC stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like PNC and Yardville, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by PNC with the SEC are also available at PNC’s internet website. The address of the site is www.pnc.com. The reports and other information filed by Yardville with the SEC are also available at Yardville’s internet website. The address of the site is www.ynb.com. We have included the web addresses of the SEC, PNC, and Yardville as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows PNC and Yardville to incorporate by reference information in this document. This means that PNC and Yardville can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that PNC and Yardville previously filed with the SEC. They contain important information about the companies and their financial condition.

PNC SEC Filings (SEC File No. 001-09718; CIK No. 0000713676)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Report on Form 10-Q	Quarters ended March 31, 2007 and June 30, 2007

Current Reports on Form 8-K	Filed on January 10, 2007, January 24, 2007, February 2, 2007, February 9, 2007, February 20, 2007, March 6, 2007, March 7, 2007, March 8, 2007, March 28, 2007, March 30, 2007, April 30, 2007, June 13, 2007, June 14, 2007, July 3, 2007, July 25, 2007, August 13, 2007 (other than the portions of those documents not deemed to be filed)

The description of PNC common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

Yardville SEC Filings (SEC File No. 0-26086; CIK No. 0000787849)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2006 (as amended by Form 10-K/A filed on May 10, 2007)

Quarterly Report on Form 10-Q	Quarters ended March 31, 2007 and June 30, 2007 (as amended by Form 10-Q/A filed on August 13, 2007)

Current Reports on Form 8-K	Filed on January 20, 2007, February 1, 2007, February 2, 2007, February 14, 2007, March 16, 2007, March 30, 2007 (two filings), May 2, 2007, May 9, 2007, June 8, 2007, June 11, 2007, June 15, 2007, July 27, 2007, August 23, 2007 (other than the portions of those documents not deemed to be filed)

In addition, PNC and Yardville also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the Yardville special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

PNC has supplied all information contained or incorporated by reference in this document relating to PNC, as well as all pro forma financial information, and Yardville has supplied all information relating to Yardville.

Documents incorporated by reference are available from PNC and Yardville without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

The PNC Financial Services Group, Inc.	Yardville National Bancorp
One PNC Plaza 249 Fifth Avenue Pittsburgh, Pennsylvania 15222-2707 Attention: Shareholder Services Telephone: (800) 982-7652 Email: webqueries@computershare.com	2465 Kuser Road Hamilton, New Jersey 08690 Attention: Howard N. Hall Assistant Treasurer’s Office Telephone: (609) 631-6223

Yardville shareholders requesting documents should do so by October 12, 2007 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from PNC or Yardville, Yardville will mail them to you by first class mail, or another equally prompt means after it receives your request.

Neither PNC nor Yardville has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of PNC and Yardville made to the other in the merger agreement. Representations and warranties made by PNC, Yardville and other applicable parties are also set forth in contracts and other documents (including the merger agreement and option agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Yardville, PNC or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

THE PNC FINANCIAL SERVICES GROUP, INC.

AND

YARDVILLE NATIONAL BANCORP

JUNE 6, 2007

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 6, 2007, is by and between The PNC Financial Services Group, Inc., a Pennsylvania corporation (“Acquirer”), and Yardville National Bancorp, a New Jersey corporation (“Yardville”).

RECITALS

WHEREAS, the Board of Directors of each of Acquirer and Yardville (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and stockholders and (ii) has adopted a resolution approving this Agreement and declaring its advisability; and

WHEREAS, in accordance with the terms of this Agreement, Yardville will merge with and into Acquirer (the “Merger”); and

WHEREAS, as a condition to the willingness of Acquirer to enter into this Agreement, each director and the executive officers of Yardville identified on YARDVILLE DISCLOSURE SCHEDULE 1 has entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with Acquirer (the “Voting Agreement”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of common stock of Yardville owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Voting Agreement; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1. Certain Definitions.

As used in this Agreement, the following terms have the following meanings.

“Acquirer” has the meaning set forth in the preamble to this Agreement.

“Acquirer Average Price” has the meaning set forth in Section 11.1.9.

“Acquirer Bank” means PNC Bank, National Association, a national banking association.

“Acquirer Capitalization Date” has the meaning set forth in Section 5.3.

“Acquirer Closing Price” means the average, rounded to the nearest one tenth of a cent, of the closing sale prices of Acquirer Common Stock on the Stock Exchange as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time.

“Acquirer Common Stock” means the common stock, par value $5.00 per share, of Acquirer.

“ACQUIRER DISCLOSURE SCHEDULE” means a written disclosure schedule delivered by Acquirer to Yardville prior to the execution and delivery hereof specifically referring to the appropriate section of this Agreement.

“Acquirer Fee” has the meaning set forth in Section 11.2.2.

“Acquirer Financial Statements” means the (i) the audited consolidated statements of financial condition (including related notes and schedules) of Acquirer as of December 31, 2006 and 2005 and the consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of Acquirer for each of the three years ended December 31, 2006, 2005 and 2004, as set forth in Acquirer’s Annual Report on Form 10-K for the year ended December 31, 2006, and (ii) the unaudited interim consolidated financial statements of Acquirer as of the end of each calendar quarter following December 31, 2006, and for the periods then ended, as filed by Acquirer in its Securities Documents.

“Acquirer Permitted Encumbrances” has the meaning set forth in Section 5.10.

“Acquirer Preferred Stock” has the meaning set forth in Section 5.3.

“Acquirer Ratio” has the meaning set forth in Section 11.1.9.

“Acquirer Regulatory Agreement” has the meaning set forth in Section 5.12.3.

“Acquirer Regulatory Reports” means the reports of Acquirer and Acquirer Bank and accompanying schedules, as filed with any Bank Regulator, for each calendar quarter beginning with the quarter ended December 31, 2004 through the Closing Date.

“Acquirer Series A Preferred Stock” has the meaning set forth in Section 5.3.1.

“Acquirer Series B Preferred Stock” has the meaning set forth in Section 5.3.1.

“Acquirer Series C Preferred Stock” has the meaning set forth in Section 5.3.1.

“Acquirer Series D Preferred Stock” has the meaning set forth in Section 5.3.1.

“Acquirer Series H Preferred Stock” has the meaning set forth in Section 5.3.1.

“Acquirer Series I Preferred Stock” has the meaning set forth in Section 5.3.1.

“Acquirer Stock Benefit Plans” means those stock benefit plans identified in the Exhibits to Acquirer’s Form 10-K for the year ended December 31, 2006.

“Acquisition Proposal” has the meaning set forth in Section 6.10.

“Affiliate” means any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agency” has the meaning set forth in Section 4.16.6.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Average Index Value” has the meaning set forth in Section 11.1.9.

“Bank Merger” has the meaning set forth in Section 2.6.1.

“Bank Regulator” means any Federal or state banking regulator, including but not limited to the Federal Reserve, the FDIC and the OCC, which regulates the banking subsidiaries of Acquirer or Yardville, or any of their respective holding companies or subsidiaries, as the case may be.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Cash Component” shall mean $156,455,236.

“Cash Consideration” has the meaning set forth in Section 3.1.3.

“Cash Conversion Number” has the meaning set forth in Section 3.1.6(a).

“Cash Election” has the meaning set forth in Section 3.1.3.

“Cash Election Number” has the meaning set forth in Section 3.1.6(b)(i).

“Cash Election Shares” has the meaning set forth in Section 3.1.3.

“Certificate” means each certificate evidencing shares of Yardville Common Stock.

“Claim” has the meaning set forth in Section 7.9.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing” has the meaning set forth in Section 2.2.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” has the meaning set forth in the Recitals to this Agreement.

“Confidentiality Agreement” means the confidentiality agreement referred to in Section 12.1.

“Continuing Employees” has the meaning set forth in Section 7.8.2.

“CRA” has the meaning set forth in Section 4.12.3.

“DPC Common Shares” has the meaning set forth in Section 3.1.2.

“Defined Benefit Plan” means a defined benefit plan within the meaning of Section 3(35) of ERISA.

“Determination Date” has the meaning set forth in Section 11.1.9.

“Determination Date Value” has the meaning set forth in Section 11.1.9.

“Effective Time” has the meaning set forth in Section 2.2.

“Election Deadline” has the meaning set forth in Section 3.2.1(d).

“Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq.; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA Affiliate Plan” means any bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans, fringe benefit plans, employment, severance and change in control agreements and all other material benefit practices, policies and arrangements maintained by an ERISA Affiliate in which any employee or former employee, consultant or former consultant or director or former director of any ERISA Affiliate participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits.

“ERISA Affiliate” means, with respect to any Person, (i) a member of any “controlled group” (as defined in Section 414(b) of the Code) of which such Person is a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with such Person, or (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which such Person is a member.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means such bank or trust company or other agent designated by Acquirer, and reasonably acceptable to Yardville, which shall act as agent for Acquirer in connection with the exchange procedures for converting shares of Yardville Common Stock evidenced by Certificates into the Merger Consideration.

“Exchange Agent Agreement” has the meaning set forth in Section 3.2.1.

“Exchange Fund” has the meaning set forth in Section 3.2.2.

“Exchange Ratio” shall mean the quotient, rounded to the nearest one ten thousandth, of (A) the Per Share Amount divided by (B) the Acquirer Closing Price.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“FHLB” means the Federal Home Loan Bank.

“Final Price” has the meaning set forth in Section 11.1.9.

“Form of Election” has the meaning set forth in Section 3.2.1(b).

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Entity” means any Federal or state court, administrative agency or commission or self-regulatory authority or other governmental authority or instrumentality.

“Holder” has the meaning set forth in Section 3.2.1.

“Indemnified Liabilities” has the meaning set forth in Section 7.9.2.

“Indemnified Party” has the meaning set forth in Section 7.9.2.

“Index Group” has the meaning set forth in Section 11.1.9.

“Index Ratio” has the meaning set forth in Section 11.1.9.

“Initial Index Price” has the meaning set forth in Section 11.1.9.

“Initial Value” has the meaning set forth in Section 11.1.9.

“Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (i) with respect to Yardville, with respect to the matter in question, that any of Yardville’s Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, and Chief Legal Officer has actual knowledge of such matter and (ii) with respect to Acquirer, with respect to the matter in question, that any of Acquirer’s Chief Executive Officer, Chief Financial Officer and General Counsel has actual knowledge of such matter.

“Letter of Transmittal” has the meaning set forth in Section 3.2.3(a).

“Loan Property” has the meaning set forth in Section 4.15.2.

“Loans” has the meaning set forth in Section 4.16.4.

“Material Adverse Effect” means, with respect to Acquirer, Yardville or the Surviving Corporation, respectively, any effect that is material and adverse to (i) the financial condition, results of operations or business of such party and its Subsidiaries taken as a whole; provided that, with respect to this clause (i), “Material Adverse Effect” shall not be deemed to include the impact of any of the following: (a) changes, after the date hereof, in laws, rules or regulations or interpretations thereof by courts or Governmental Entities of general applicability to banking or bank holding company businesses, but not uniquely relating to such party,

(b) changes, after the date hereof, in general economic conditions, including changes in prevailing interest rates, affecting banking or bank holding company businesses generally except to the extent that such changes have a disproportionate adverse effect on such party (c) changes in GAAP or regulatory accounting principles after the date hereof generally applicable to banks or savings institutions and their holding companies, but not uniquely relating to such party, (d) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party or to the extent expressly permitted or required by the specific terms of this Agreement, (e) the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence, after the date hereof, of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, except to the extent that such engagement or occurrence has a disproportionate adverse effect on such party, and (f) the announcement of this Agreement and of the transactions contemplated by this Agreement, or (ii) the ability of such party to timely consummate the transactions contemplated by this Agreement.

“Materially Burdensome Regulatory Condition” has the meaning set forth in Section 8.3.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

“Maximum Amount” has the meaning set forth in Section 7.9.1.

“Merger Consideration” has the meaning set forth in Section 3.1.3.

“Merger Registration Statement” means the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering shares of Acquirer Common Stock to be offered to holders of Yardville Common Stock in connection with the Merger.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“NASDAQ” means The NASDAQ Stock Market, LLC.

“NJBCA” means the New Jersey Business Corporation Act, as amended.

“Non-Election Shares” has the meaning set forth in Section 3.1.3.

“OCC” means the Office of the Comptroller of the Currency.

“Operative Documents” has the meaning set forth in Section 8.5.2.

“Participation Facility” has the meaning set forth in Section 4.15.2.

“PBCL” means the Business Corporation Law of the Commonwealth of Pennsylvania, as amended.

“Pension Plan” has the meaning set forth in Section 4.13.2.

“Per Share Amount” shall mean the sum, rounded to the nearest one-tenth of a cent, of (A) $14.00 plus (B) the product, rounded to the nearest one tenth of a cent, of 0.2923 (the “Share Ratio”) times the Acquirer Closing Price.

“Person” means any individual, corporation, partnership, joint venture, organization, association, trust, other entity or “group” (as that term is defined under the Exchange Act).

“Pre-Closing” has the meaning set forth in Section 10.1.

“Proxy Statement-Prospectus” has the meaning set forth in Section 8.2.1.

“Regulatory Approvals” means the approvals of all Bank Regulators that are necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement and the Bank Merger.

“Rights” means warrants, options, calls, rights, subscriptions, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of, or make any payment based on, any of its capital stock, preferred stock, Voting Debt or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Documents” means all reports, offering circulars, proxy statements, registration statements and all similar documents filed, required to be filed or furnished, pursuant to the Securities Laws.

“Securities Laws” means the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and, with respect to each of the foregoing, the rules and regulations of the SEC promulgated thereunder.

“Shortfall Number” has the meaning set forth in Section 3.1.6(b)(ii).

“Stock Consideration” shall have the meaning set forth in Section 3.1.3.

“Stock Election” has the meaning set forth in Section 3.1.3.

“Stock Election Shares” has the meaning set forth in Section 3.1.3.

“Stock Exchange” means New York Stock Exchange.

“Subsidiary” means any entity, of which 50% or more of its economic ownership interests are owned either directly or indirectly by Acquirer or Yardville, as applicable.

“Superior Proposal” has the meaning set forth in Section 6.10.

“Surviving Corporation” has the meaning set forth in Section 2.1.1.

“Takeover Laws” shall have the meaning set forth in Section 4.20.1.

“Tax” means (i) all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

“Tax Return” means any return, report or declaration, including information returns, filed or required to be filed with respect to Taxes (including any amended return).

“Termination Date” means March 31, 2008.

“Treasury Stock” has the meaning set forth in Section 4.3.1.

“Trust Account Common Shares” has the meaning set forth in Section 3.1.2.

“USA Patriot Act” has the meaning set forth in Section 4.12.1.

“Voting Agreement” has the meaning set forth in the Recitals to this Agreement.

“Voting Debt” means any bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote.

“Yardville” has the meaning set forth in the preamble to this Agreement, with its principal executive offices located at 2465 Kuser Road, Hamilton, New Jersey 08690.

“Yardville Bank” means The Yardville National Bank, a wholly owned national bank subsidiary of Yardville that is chartered under the laws of the United States of America, with its principal executive offices at 2465 Kuser Road, Hamilton, New Jersey 08690.

“Yardville Common Stock” means the common stock, no par value, of Yardville.

“Yardville Compensation and Benefit Plans” has the meaning set forth in Section 4.13.1.

“YARDVILLE DISCLOSURE SCHEDULE” means a written disclosure schedule delivered by Yardville to Acquirer prior to the execution and delivery hereof specifically referring to the appropriate section of this Agreement.

“Yardville Financial Statements” means (i) the audited consolidated statements of financial condition (including related notes and schedules, if any) of Yardville as of December 31, 2006 and 2005 and the consolidated statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) of Yardville for each of the three years ended December 31, 2006, 2005 and 2004, as set forth in Yardville’s Annual Report on Form 10-K for the year ended December 31, 2006, and (ii) the unaudited interim consolidated financial statements of Yardville as of the end of each calendar quarter following December 31, 2006, and for the periods then ended, as filed by Yardville in its Securities Documents.

“Yardville Insiders” has the meaning set forth in Section 7.12.

“Yardville Option” means an option to purchase shares of Yardville Common Stock granted pursuant to a Yardville Option Plan and as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.3.1.

“Yardville Option Plans” means the 1988 Stock Option Plan, the 1997 Stock Option Plan, the Yardville National Bancorp 2003 Stock Option Plan for Non-Employee Directors and the 2005 Equity Incentive Plan, and any amendments thereto.

“Yardville Permitted Encumbrances” has the meaning set forth in Section 4.10.1.

“Yardville Preferred Stock” has the meaning set forth in Section 4.3.1.

“Yardville Regulatory Agreement” has the meaning set forth in Section 4.12.3.

“Yardville Regulatory Reports” means the reports of Yardville and Yardville Bank and accompanying schedules, as filed with any Bank Regulator, for each calendar quarter beginning with the quarter ended December 31, 2004 through the Closing Date.

“Yardville Section 16 Information” has the meaning set forth in Section 7.12.

“Yardville Stockholders Meeting” has the meaning set forth in Section 8.1.1.

“Yardville Trust” means each of the following statutory business trust subsidiaries of Yardville: Yardville Capital Trust, Yardville Capital Trust II, Yardville Capital Trust III, Yardville Capital Trust IV, Yardville Capital Trust V, and Yardville Capital Trust VI, collectively the “Yardville Trusts.”

“Yardville Trust Preferred Securities” means the trust preferred securities issued by the Yardville Trusts and the related subordinated debentures issued by Yardville.

“Yardville Warrants” has the meaning set forth in Section 4.3.1.

Other capitalized terms used herein are defined elsewhere in this Agreement.

ARTICLE 2

THE MERGER

Section 2.1. Merger.

2.1.1. Subject to the terms and conditions of this Agreement, in accordance with the PBCL and NJBCA, at the Effective Time: (a) Yardville shall merge with and into Acquirer, with Acquirer as the resulting or surviving corporation (the “Surviving Corporation”), and (b) the separate corporate existence of Yardville shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Yardville shall be vested in and assumed by Acquirer in accordance with Section 10-6 of the NJBCA.

2.1.2. Acquirer may at any time change the method of effecting the combination (including by providing for the merger of Yardville and a wholly owned subsidiary of Acquirer) if and to the extent requested by Acquirer and consented to by Yardville (such consent not to be unreasonably withheld or delayed); provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of Yardville’s stockholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

Section 2.2. Effective Time.

The Closing shall occur no later than five (5) business days following the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to satisfaction thereof); or at such other date or time upon which Acquirer and Yardville mutually agree (the “Closing”). If the conditions set forth in Article IX are first satisfied or waived during the two weeks immediately prior to the end of a fiscal quarter of Acquirer, then Acquirer may postpone the Closing until the first full week after the end of that fiscal quarter. The Merger shall be effected by the filing of a Certificate of Merger with the Department of State of the Commonwealth of Pennsylvania and by the filing of a Certificate of Merger with the New Jersey Office of the State Treasurer, on the day of the Closing (the “Closing Date”). The “Effective Time” means the later of the date and time specified in the Certificate of Merger to be filed with the Department of State of the Commonwealth of Pennsylvania and in the Certificate of Merger to be filed with the New Jersey Office of the State Treasurer.

Section 2.3. Certificate of Incorporation and Bylaws.

The Certificate of Incorporation and Bylaws of Acquirer as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

Section 2.4. Directors and Officers of Surviving Corporation.

The directors of Acquirer immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of Acquirer immediately prior to the Effective Time shall be the officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

Section 2.5. Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects as set forth in the PBCL and the NJBCA.

Section 2.6. Bank Merger.

2.6.1. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Yardville Bank and Acquirer Bank shall enter into an agreement, pursuant to which Yardville Bank will merge with and into Acquirer Bank (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.6.2. Notwithstanding Section 2.6.1, if Acquirer requests in writing that the Bank Merger be delayed so that it would not become effective simultaneously with or immediately following the Effective Time, Yardville shall agree to such delay and cooperate to permit a merger of Yardville Bank and Acquirer Bank at such later time, and any provisions of this Agreement inconsistent with such timing shall be deemed amended as appropriate to reflect such timing.

Section 2.7. Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

Section 2.8. Additional Actions.

If, at any time after the Effective Time, Acquirer shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to: (i) vest, perfect or confirm, of record or otherwise, in Acquirer its right, title or interest in, to or under any of the rights, properties or assets of Yardville or its Subsidiaries; or (ii) otherwise carry out the purposes of or the transactions contemplated by this Agreement (including any merger between a Subsidiary of Acquirer, on the one hand, and a Subsidiary of Yardville, on the other), Yardville and its officers and directors shall be deemed to have granted to Acquirer an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Acquirer its right, title or interest in, to or under any of the rights, properties or assets of Yardville, or (b) otherwise carry out the purposes of or the transactions contemplated by this Agreement, and the officers and directors of Acquirer are authorized in the name of Yardville or otherwise to take any and all such action.

ARTICLE 3

CONVERSION OF SHARES; DELIVERY OF MERGER CONSIDERATION

Section 3.1. Conversion of Yardville Common Stock; Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Yardville or the holder of any of the following securities:

3.1.1. Each share of Acquirer Common Stock and each share of Acquirer Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

3.1.2. All shares of Yardville Common Stock issued and outstanding immediately prior to the Effective Time that are owned by Yardville or Acquirer (other than shares of Yardville Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Yardville Common Stock held, directly or indirectly, by Yardville or Acquirer in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of Acquirer or other consideration shall be delivered in exchange therefor.

3.1.3. Subject to Sections 3.1.5 and 3.1.6, each share of Yardville Common Stock, except for shares of Yardville Common Stock owned by Yardville or Acquirer (other than Trust Account Common Shares and DPC Common Shares), shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 3.2, into the right to receive the following, without interest:

(a) for each share of Yardville Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Section 3.2 (a “Cash Election”), the right to receive in cash from Acquirer an amount (the “Cash Consideration”) equal to the Per Share Amount (collectively, the “Cash Election Shares”);

(b) for each share of Yardville Common Stock with respect to which an election to receive Acquirer Common Stock has been effectively made and not revoked or deemed revoked pursuant to Section 3.2 (a “Stock Election”), the right to receive from Acquirer the fraction of a share of Acquirer Common Stock (the “Stock Consideration”) as is equal to the Exchange Ratio (collectively, the “Stock Election Shares”); and

(c) for each share of Yardville Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Section 3.2 (collectively, the “Non-Election Shares”), the right to receive from Acquirer such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 3.1.6(b).

The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

3.1.4. All of the shares of Yardville Common Stock converted into the right to receive the Merger Consideration pursuant to this Article 3 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each Certificate shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Yardville Common Stock represented by such Certificate have been converted pursuant to this Section 3.1 and Section 3.2.3(f), as well as any dividends to which holders of Yardville Common Stock become entitled in accordance with Section 3.2.3(c).

3.1.5. If, between the date of this Agreement and the Effective Time, the outstanding shares of Acquirer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Share Ratio.

3.1.6. Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Yardville Common Stock to be converted into Cash Consideration pursuant to Section 3.1.3 (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (x) the Cash Component by (y) the Per Share Amount. All other shares of Yardville Common Stock shall be converted into Stock Consideration (other than shares of Yardville Common Stock to be cancelled as provided in Section 3.1.2).

(b) Within five business days after the Effective Time, Acquirer shall cause the Exchange Agent to effect the allocation among holders of Yardville Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Yardville Common Stock with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 3.1.6(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 3.1.6(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 3.1.6 (a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

Section 3.2. Procedures for Exchange of Yardville Common Stock.

3.2.1. Election Procedures. Each holder of record of shares of Yardville Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article 3, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 3.2.1 (herein called an “Election”) (i) the number of shares of Yardville Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Yardville Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Acquirer shall prepare a form reasonably acceptable to Yardville (the “Form of Election”) which shall be mailed to each holder of record of Certificate(s) so as to permit such holders to exercise their right to make an Election prior to the Election Deadline.

(c) Acquirer shall make the Form of Election initially available not less than twenty (20) business days prior to the anticipated Election Deadline and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder of Yardville who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the person authorized to receive Elections and to act as Exchange Agent, pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Yardville stockholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Yardville Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Acquirer, in its sole discretion. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the day prior to the Yardville Stockholders’ Meeting. Yardville and Acquirer shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(e) Any Yardville stockholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Acquirer shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Yardville Common Stock (neither Acquirer nor Yardville nor the Exchange Agent being under any duty to notify any stockholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Yardville Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Yardville stockholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Acquirer or Yardville that this Agreement has been terminated in accordance with Article 11.

(g) Subject to the terms of the Exchange Agent Agreement, Acquirer, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Yardville stockholder with the Election procedures set forth herein, (ii) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 3.1.3, (iii) the issuance and delivery of certificates representing the whole number of shares of Acquirer Common Stock into which shares of Yardville Common Stock are converted in the Merger and (iv) the method of payment of cash for shares of Yardville Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Acquirer Common Stock.

3.2.2. Deposit of Merger Consideration. At or prior to the Effective Time, Acquirer shall deposit, or shall cause to be deposited, with the Exchange Agent (i) certificates representing the number of shares of Acquirer Common Stock sufficient to deliver, and Acquirer shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 3.2.3(f)) (collectively, the “Exchange Fund”) and Acquirer shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

3.2.3. Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Yardville Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1 and any cash in lieu of fractional shares of Acquirer Common Stock to be issued or paid in consideration therefor who did not properly complete and submit an Election Form (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificates) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Acquirer Common Stock to be issued or paid in consideration therefor in accordance with Section 3.2.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 3.2.3(c).

(b) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Form of Election or a properly completed Letter of Transmittal, a holder of Yardville Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (with the aggregate Cash Consideration paid to each such holder rounded to the nearest whole cent) and any cash in lieu of fractional shares of Acquirer Common Stock to be issued or paid in consideration therefor in respect of the shares of Yardville Common Stock represented by its Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of Acquirer Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Section 3.2.

(c) No dividends or other distributions with respect to Acquirer Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquirer Common Stock represented thereby, in each case until the surrender of such Certificate in accordance with this Section 3.2. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Section 3.2, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Acquirer Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Acquirer Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Acquirer Common Stock issuable with respect to such Certificate.

(d) In the event of a transfer of ownership of a Certificate representing Yardville Common Stock that is not registered in the stock transfer records of Yardville, the proper amount of cash and/or shares of Acquirer Common Stock shall be paid or issued in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Yardville Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of Acquirer that the Tax has been paid or is not applicable.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Yardville of the shares of Yardville Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Yardville Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Acquirer Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Section 3.2.

(f) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Acquirer Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Acquirer Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Acquirer. In lieu of the issuance of any such fractional share, Acquirer shall pay to each former stockholder of Yardville who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Acquirer Closing Price by (ii) the fraction of a share (after taking into account all shares of Yardville Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Acquirer Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 3.1.

(g) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Yardville as of the first anniversary of the Effective Time may, to the extent permitted by applicable law, be paid to Acquirer. In such event, any former stockholders of Yardville who have not theretofore complied with this Section 3.2 shall thereafter look only to Acquirer with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Acquirer Common Stock deliverable in respect of each share of Yardville Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Acquirer, Yardville, the Exchange Agent or any other Person shall be liable to any former holder of shares of Yardville Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Acquirer or the Exchange Agent, the posting by such Person of a bond in such amount as Acquirer may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

3.2.4. Withholding Rights. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Acquirer) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of fractional shares of Acquirer Common Stock otherwise payable pursuant to this Agreement to any holder of Yardville Common Stock such amounts as the Exchange Agent or Acquirer, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Acquirer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Yardville Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Acquirer, as the case may be.

Section 3.3. Treatment of Yardville Options.

As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Yardville Option, regardless of whether or not vested, that is outstanding immediately prior to the Effective Time shall be cancelled and shall only entitle the holder thereof the right to receive, as soon as reasonably practicable following the Effective Time, a lump sum cash payment, without interest, equal to the product of (x) the number of shares subject to such Yardville Option and (y) the excess, if any, of (i) the Per Share Amount over (ii) the exercise price per share of such Yardville Option; provided, however, that Acquirer shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax law. Prior to the Effective Time, Yardville shall take all actions necessary or advisable in order to effectuate the foregoing provisions of this Section 3.3.

Section 3.4. Reservation of Shares.

Acquirer shall reserve for issuance a sufficient number of shares of the Acquirer Common Stock for the purpose of issuing shares of Acquirer Common Stock to the Yardville stockholders in accordance with this Article 3.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF YARDVILLE

Yardville makes the following representations and warranties to Acquirer, subject to the standard set forth in Section 4.1 and except as set forth in the YARDVILLE DISCLOSURE SCHEDULE delivered by Yardville to Acquirer prior to the execution and delivery hereof. Yardville has made a good faith effort to ensure that the disclosure on each schedule of the YARDVILLE DISCLOSURE SCHEDULE corresponds to the section referenced herein. However, for purposes of the YARDVILLE DISCLOSURE SCHEDULE, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.

Section 4.1. Standard.

No representation or warranty of Yardville contained in this Article 4 shall be deemed untrue or incorrect, and Yardville shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article 4, has had or is reasonably likely to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in (A) Sections 4.2 (other than the last sentence of Section 4.2.1), 4.3 (other than 4.3.1), 4.4, 4.5, 4.9.1,

4.13.5, 4.13.8, 4.13.9, 4.13.10, 4.14, 4.20 and 4.23, which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained, (B) Section 4.3.1, which shall be deemed untrue, incorrect and breached if not true and correct except to a de minimus extent and (C) Section 4.8.1, which shall be deemed untrue, incorrect and breached if not true and correct in all respects.

Section 4.2. Organization.

4.2.1. Yardville is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey, and is duly registered as a bank holding company under the BHCA. Yardville has full corporate power and authority to own or lease all of its properties or assets and to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.2.2. Yardville Bank is a national bank duly organized and validly existing under the laws of the United States of America. The deposits of Yardville Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Yardville Bank when due. Yardville Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

4.2.3. YARDVILLE DISCLOSURE SCHEDULE 4.2.3 sets forth each direct and indirect Yardville Subsidiary. Each Yardville Subsidiary is a corporation, limited liability company or trust duly organized, validly existing and in good standing (except for Yardville Bank, for which no good standing representation is made) under the laws of its jurisdiction of incorporation or organization and is duly qualified to do business in each jurisdiction where the property owned, leased or operated, or the business conducted, by such Yardville Subsidiary requires such qualification. Each Yardville Subsidiary has the requisite corporate power and authority to own or lease its properties and assets and to carry on its businesses as it is now being conducted.

4.2.4. The respective minute books of Yardville and each Yardville Subsidiary were previously made available to Acquirer, and such minute books accurately record, in all material respects, all corporate actions of their respective stockholders and boards of directors (including committees).

4.2.5. Prior to the date of this Agreement, Yardville has made available to Acquirer true and correct copies of the certificate of incorporation or charter and bylaws of Yardville and each Yardville Subsidiary, as in effect as of the date of this Agreement.

Section 4.3. Capitalization.

4.3.1. The authorized capital stock of Yardville consists of 20,000,000 shares of common stock, no par value per share, of which as of the date hereof 11,175,374 shares are outstanding, duly authorized and validly issued, fully paid, nonassessable and free of preemptive rights, and 1,000,000 shares of preferred stock, no par value (“Yardville Preferred Stock”), of which as of the date hereof, no shares are outstanding. There are 180,594 shares of Yardville Common Stock held by Yardville as treasury stock (“Treasury Stock”). As of the date hereof, no shares of Yardville Common Stock or Yardville Preferred Stock were reserved for issuance except for (x) 1,410,995 shares of Yardville Common Stock reserved for issuance in connection with the Yardville Option Plans, including, as of the date hereof, outstanding Yardville Options to purchase 702,441 shares of Yardville Common Stock and (y) in connection with 15,000 shares of Yardville Common Stock issuable upon settlement of the Yardville Warrants (as defined below) outstanding as of the date hereof. Neither Yardville nor any Yardville Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Yardville Common Stock, or any other security of Yardville or a Yardville Subsidiary or any securities representing the right to vote, purchase or otherwise receive any shares of Yardville Common Stock or any other security of Yardville or any Yardville

Subsidiary, other than shares issuable under the Yardville Option Plans and the Yardville Warrants. As of the date hereof, there are no contractual obligations of Yardville or any Yardville Subsidiary (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Yardville or any equity security of Yardville or any Yardville Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Yardville or any Yardville Subsidiary or (ii) pursuant to which Yardville or any Yardville Subsidiary is or could be required to register shares of Yardville capital stock or other securities under the Securities Act. YARDVILLE DISCLOSURE SCHEDULE 4.3.1 sets forth the name of each holder of Yardville Options, the number of shares each such individual may acquire pursuant to the exercise of such options, the grant dates, and the exercise price relating to the options held. As of the date hereof, Yardville has outstanding 702,441 Yardville Options. YARDVILLE DISCLOSURE SCHEDULE 4.3.1 sets forth the name of each holder of warrants to purchase Yardville Common Stock (the “Yardville Warrants”), the number of shares each such individual may acquire pursuant to the exercise of such Yardville Warrants, the dates of such Yardville Warrants, and the exercise price relating to such Yardville Warrants. As of the date hereof, Yardville has outstanding Yardville Warrants to acquire 15,000 shares of Yardville Common Stock. As of the date hereof, no Voting Debt of Yardville is issued or outstanding. Other than the Yardville Options, no other equity-based awards are outstanding as of the date hereof.

4.3.2. All outstanding shares of capital stock or other ownership interests of each Yardville Subsidiary are owned by Yardville, directly or indirectly, free and clear of any lien, pledge, charge, security interest or similar encumbrance. All of the outstanding shares of capital stock of each Yardville Subsidiary have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights. Except for the Yardville Subsidiaries and as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.3.2, Yardville does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of Yardville Subsidiaries, equity interests held by Yardville Subsidiaries in a fiduciary capacity, and equity interests held in connection with the lending activities of Yardville Subsidiaries, including stock in the FHLB.

Section 4.4. Authority; No Violation.

4.4.1. Yardville has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by Yardville’s stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Yardville and the completion by Yardville of the transactions contemplated hereby, including the Merger, have been duly, validly and unanimously approved by the Board of Directors of Yardville. On or prior to the date hereof, the Board of Directors of Yardville has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Yardville and its stockholders and has directed that the Merger, on the terms and conditions set forth in this Agreement, be submitted to Yardville’s stockholders for consideration at a duly held meeting of such stockholders and no other corporate proceedings on the part of Yardville, except for the approval of the holders of Yardville Common Stock, are necessary to complete the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Yardville, and subject to the due and valid execution and delivery of this Agreement by Acquirer, constitutes the valid and binding obligation of Yardville, enforceable against Yardville in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

4.4.2. The execution and delivery of this Agreement by Yardville, the consummation of the transactions contemplated hereby, and compliance by Yardville with any of the terms or provisions hereof will not: (i) conflict with or result in a breach of any provision of the certificate of incorporation, charter or bylaws of Yardville or any Yardville Subsidiary, including Yardville Bank; or (ii) assuming receipt of Regulatory Approvals and Yardville’s and Acquirer’s compliance with any conditions contained therein, and to the receipt of the approval of the stockholders of Yardville, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Yardville or any Yardville Subsidiary or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Yardville or any Yardville Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Yardville or any Yardville Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults described in clause (ii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on Yardville.

Section 4.5. Consents.

Except for (a) the receipt of the Regulatory Approvals and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Department of State of the Commonwealth of Pennsylvania, (c) the filing of the Certificate of Merger with the State Treasurer of the State of New Jersey, (d) the filing with and/or acceptance by the appropriate Bank Regulator of articles of merger or similar documentation with respect to the Bank Merger, (e) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (f) approval of the listing of Acquirer Common Stock to be issued in the Merger on the Stock Exchange, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquirer Common Stock pursuant to this Agreement, (h) the approval of this Agreement by the requisite vote of the stockholders of Yardville and (i) supplemental indentures with trustees of certain of the Yardville Trusts, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to Yardville’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with the completion of the Merger, the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity or third party are necessary in connection with the execution and delivery of this Agreement by Yardville.

Section 4.6. Financial Statements/Regulatory Reports.

4.6.1. Yardville has previously made available to Acquirer an accurate and complete copy of the Yardville Regulatory Reports. The Yardville Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.6.1, Yardville and each Yardville Subsidiary has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2004 with (i) any Bank Regulator, (ii) the SEC and (iii) each other applicable Governmental Entity, and all other reports and statements required to be filed since December 31, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Bank Regulator or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.

4.6.2. Yardville has previously made available to Acquirer an accurate and complete copy of the Yardville Financial Statements. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.6.2, the Yardville Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto, or in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or any successor form), (ii) have been prepared from, and are in accordance with, the books and records of Yardville and the Yardville

Subsidiaries, (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to year-end adjustments normal in nature and amount), the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of Yardville and the Yardville Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof or as of the respective dates therein set forth, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Yardville and the Yardville Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned or been dismissed as independent public accountants of Yardville as a result of or in connection with any disagreements with Yardville on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.6.3. Neither Yardville nor any Yardville Subsidiary, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Yardville Financial Statements or the footnotes thereto or the Yardville Regulatory Reports which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

Section 4.7. Taxes.

Yardville and the Yardville Subsidiaries that are at least 80 percent owned by Yardville are members of the same affiliated group within the meaning of Code Section 1504(a). Neither Yardville nor any of its Subsidiaries has been a member of a consolidated, combined or unitary group, other than a group of which Yardville is the common parent. Yardville or the respective Yardville Subsidiary has duly filed all federal, state and material local Tax Returns required to be filed by or with respect to Yardville and every Yardville Subsidiary on or prior to the Closing Date, taking into account any extensions (all such Tax Returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local Taxes which have been incurred by or are due or claimed to be due from Yardville and any Yardville Subsidiary by any taxing authority or pursuant to any written Tax sharing agreement on or prior to the Closing Date other than Taxes or other charges which (i) are not delinquent or (ii) are being contested in good faith by appropriate proceedings and have been reserved against in accordance with GAAP in the Yardville Financial Statements. As of the date of this Agreement, Yardville has received no written notice of, and there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any Taxes of Yardville or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where Yardville or any of its Subsidiaries do not file Tax Returns that Yardville or any such Subsidiary is subject to taxation in that jurisdiction. Yardville and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. Yardville and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Yardville and each of its Subsidiaries has timely complied in all material respects with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements. Neither Yardville nor any of its Subsidiaries has, within the past two years, or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e), been a “distributing corporation” or a “controlled corporation” in a distribution intended to be tax-free under Section 355(a) of the Code. Neither Yardville nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

Section 4.8. No Material Adverse Effect.

4.8.1. Yardville and the Yardville Subsidiaries, taken as a whole, have conducted operations in the ordinary course of business consistent with past practice and have not suffered any Material Adverse Effect since December 31, 2006 through the date hereof and no events have occurred or circumstances arisen since that date which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on Yardville.

4.8.2. Since December 31, 2006 through the date hereof, neither Yardville nor any of the Yardville Subsidiaries has (i) except (A) for normal increases for employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice, (B) as required by applicable law or pre-existing contractual obligations, or (C) as set forth on YARDVILLE DISCLOSURE SCHEDULE 4.8.2, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2006, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (in each case, except as required under the terms of agreements or severance plans listed on YARDVILLE DISCLOSURE SCHEDULE 4.13.1, as in effect as of the date hereof ), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any Yardville Options, Yardville Warrants or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice under the Yardville Option Plans (e.g., annual grants and new-hire grants), and other than as publicly disclosed or (iii) except as required by applicable law or GAAP (e.g., SFAS 123(R)), changed any accounting methods, principles or practices of Yardville or any Yardville Subsidiary affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy.

4.8.3. Since December 31, 2006 through the date hereof, there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Yardville’s capital stock, other than regular quarterly cash dividends not in excess of $0.115 per share on Yardville Common Stock.

4.8.4. Since December 31, 2006, there has not been any material change in the investment or risk management or other similar policies of Yardville.

Section 4.9. Material Contracts; Leases; Defaults.

4.9.1. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.9.1, neither Yardville nor any Yardville Subsidiary is a party to or subject to any contract, arrangement, commitment or understanding (whether written or oral): (i) with any past or present officer, director or employee of Yardville or any Yardville Subsidiary pertaining to employment, consulting or severance or any other material arrangement; (ii) providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees of Yardville or any Yardville Subsidiary; (iii) with any labor union relating to employees of Yardville or any Yardville Subsidiary (including any collective bargaining agreement); (iv) which by its terms limits the payment of dividends by Yardville or any Yardville Subsidiary; (v) evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Yardville or any Yardville Subsidiary is an obligor to any Person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or material restrictions (other than prepayment penalties and those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Acquirer or any Acquirer Subsidiary; (vi) with a vendor of products or services, written or oral, that obligates Yardville or any Yardville Subsidiary for the payment of more than $50,000 annually or for the payment of more than $200,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or premium, (vii) that purports to restrict or limit in any way (including any non-compete, exclusive dealing or similar provision) the conduct of business (or the localities in which such business is conducted) or the solicitation of customers by Yardville or any Yardville Subsidiary or, following consummation of the Merger, Acquirer or its Subsidiaries, (viii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Yardville Securities Documents filed prior to the date hereof or (ix) containing a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than Yardville or the Yardville Subsidiaries) that is material to Yardville or the Yardville Subsidiaries.

4.9.2. Each real estate lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of any such lease, is listed in YARDVILLE DISCLOSURE SCHEDULE 4.9.2 identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, neither Yardville nor any Yardville Subsidiary nor, to Yardville’s Knowledge, any other party, is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

4.9.3. True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.9.1 and 4.9.2 have been made available to Acquirer on or before the date hereof, are listed on YARDVILLE DISCLOSURE SCHEDULE 4.9.1 or YARDVILLE DISCLOSURE SCHEDULE 4.9.2 and are in full force and effect and, neither Yardville nor any Yardville Subsidiary has materially breached any provision of, or is in default in any respect under any term of, any such contract, arrangement or instrument. No party to any material contract, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, arrangement or instrument as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement. No plan, contract, employment agreement, termination agreement, or similar agreement or arrangement to which Yardville or any Yardville Subsidiary is a party or under which Yardville or any Yardville Subsidiary may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.9.3, no such agreement, plan, contract, or arrangement (x) provides for acceleration in the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Yardville or any Yardville Subsidiary or upon the occurrence of a subsequent event; or (y) requires Yardville or any Yardville Subsidiary to provide a benefit in the form of Yardville Common Stock or determined by reference to the value of Yardville Common Stock.

4.9.4. Except as disclosed in YARDVILLE DISCLOSURE SCHEDULE 4.9.4 none of the execution of this Agreement, approval of this Agreement by the stockholders of Yardville or consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (A) result in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Yardville or any Yardville Subsidiary under any Yardville Compensation and Benefit Plan, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Yardville Compensation and Benefit Plan, (C) result in the breach or violation of, or a default under, any Yardville Compensation and Benefit Plan, (D) limit or restrict the ability to merge, amend or terminate any Yardville Compensation and Benefit Plan or (E) result in any payment which may be nondeductible for federal income tax purposes pursuant to Section 162(m) or 280G of the Code and the regulations promulgated thereunder.

Section 4.10. Ownership of Property; Insurance Coverage.

4.10.1. Yardville and each Yardville Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by Yardville or each Yardville Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Yardville Regulatory Reports and in the Yardville Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Yardville Subsidiary acting in a fiduciary capacity, (ii) those reflected in the notes to the Yardville Financial Statements, and (iii) statutory liens for amounts not yet delinquent or which are being contested in good faith (collectively “Yardville Permitted Encumbrances”). Yardville and the Yardville Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Yardville and its Subsidiaries in the conduct of their businesses or otherwise reflected in the Yardville Financial Statements to occupy or use all such properties as presently occupied and used by each of them and such right is free and clear of all material encumbrances, liens, mortgages, security interests or pledges of any nature whatsoever, except for Yardville Permitted Encumbrances. Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in all material respects in the notes to the Yardville Financial Statements. There are no pending or, to Yardville’s Knowledge, threatened condemnation proceedings against such leased or owned real property. To Yardville’s Knowledge, Yardville and its Subsidiaries are in compliance with all applicable health and safety related requirements for such owned and leased real property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

4.10.2. Each of Yardville and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Yardville or its Subsidiaries. Such securities are valued on the books of Yardville in accordance with GAAP in all material respects. Yardville and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures which Yardville believes are prudent and reasonable in the context of such businesses. With respect to all agreements pursuant to which Yardville or any Yardville Subsidiary has purchased securities subject to an agreement to resell, if any, Yardville or such Yardville Subsidiary, as the case may be, has a lien or security interest (which to Yardville’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.10.3. Yardville and each Yardville Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither Yardville nor any Yardville Subsidiary has received notice from any current insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in YARDVILLE DISCLOSURE SCHEDULE 4.10.3, there are presently no material claims pending under such policies of insurance and no notices have been given by Yardville or any Yardville Subsidiary under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last three years Yardville and each Yardville Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. YARDVILLE DISCLOSURE SCHEDULE 4.10.3 identifies all material policies of insurance maintained by Yardville and each Yardville Subsidiary (other than those providing for employee or director welfare or similar benefits) as well as the other matters required to be disclosed under this Section.

Section 4.11. Legal Proceedings.

4.11.1. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.11.1, neither Yardville nor any Yardville Subsidiary is a party to any, and there are no pending or, to the best of Yardville’s Knowledge, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental or regulatory investigations, (i) against Yardville or any Yardville Subsidiary involving a claim in excess of $250,000 or requesting equitable relief, (ii) to which Yardville or any Yardville Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of Yardville to perform its obligations under this Agreement.

4.11.2. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.11.2, there is no injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Yardville, any of its Subsidiaries or the assets of Yardville or any of its Subsidiaries.

Section 4.12. Compliance With Applicable Law.

4.12.1. Each of Yardville and each Yardville Subsidiary is, and since December 31, 2004 has been, in compliance in all material respects with all, and are not in default in any material respect under any, applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its customers and employees, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and neither Yardville nor any Yardville Subsidiary has received any written notice to the contrary since December 31, 2004. Since the enactment of the Sarbanes-Oxley Act, Yardville has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ promulgated pursuant to the Sarbanes-Oxley Act.

4.12.2. Each of Yardville and each Yardville Subsidiary has, and since December 31, 2004 has had, all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Yardville, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

4.12.3. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.12.3 and except for normal examinations conducted by a Bank Regulator or Governmental Entity in the ordinary course of the business of Yardville and any Yardville Subsidiary, no Bank Regulator or Governmental Entity has initiated since December 31, 2004 or has pending any proceeding, enforcement action or, to Yardville’s Knowledge, investigation into the business, disclosures or operations of Yardville or any Yardville Subsidiary. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.12.3, (a) since December 31, 2004, no Bank Regulator or Governmental Entity has resolved any proceeding, enforcement action or, to Yardville’s Knowledge, investigation into the business, disclosures or operations of Yardville or any Yardville Subsidiary, and (b) there is no unresolved violation, criticism, comment or exception by any Bank Regulator or Governmental Entity with respect to any report or statement relating to any examinations or inspections of Yardville or any Yardville Subsidiary. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.12.3, since December 31, 2004, neither Yardville nor any Yardville Subsidiary has received any written notification or to Yardville’s Knowledge any other communication from any Bank Regulator (i) asserting that Yardville or any Yardville Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Yardville or any Yardville Subsidiary; or (iii) requiring or threatening to require Yardville or any Yardville Subsidiary, or indicating that Yardville or any Yardville Subsidiary may be required, to enter into a cease and desist order, consent order, agreement or memorandum of understanding or any other agreement or undertaking (formal or informal), restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Yardville or any Yardville Subsidiary or that in any manner relates to its capital adequacy, the payment of dividends, its credit, risk management or compliance policies, its internal controls, its management or its business (or, as applicable, its operations as a financial subsidiary of a national bank under the Gramm-Leach-Bliley Act of 1999) (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Yardville Regulatory Agreement”). Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.12.3, (A) neither Yardville nor any Yardville Subsidiary has consented to or entered into any Yardville Regulatory Agreement that is currently in effect or that was in effect since December 31, 2001 and (B) Yardville Bank is, and to Yardville’s Knowledge there has not been any event or occurrence since December 31, 2004 that could reasonably be expected to result in a determination that Yardville Bank is not, “well capitalized” and “well managed” as a matter of U.S. federal banking law. The most recent regulatory rating given to Yardville Bank as to compliance with the Community Reinvestment Act (“CRA”) is satisfactory or better. Yardville Bank is not aware of any pending or threatened CRA protest relating to its lending practices.

Section 4.13. Employee Benefit Plans.

4.13.1. YARDVILLE DISCLOSURE SCHEDULE 4.13.1 includes a list of all material bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans, fringe benefit plans, employment, severance and change in control agreements and all other material benefit practices, policies and arrangements maintained by Yardville or any Yardville Subsidiary in which any employee or former employee, consultant or former consultant or director or former director of Yardville or any Yardville Subsidiary participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits (the “Yardville Compensation and Benefit Plans”). Neither Yardville nor any of its Subsidiaries has any commitment to create any additional Yardville Compensation and Benefit Plan or to materially modify, change or renew any existing Yardville Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof or to preserve favorable financial accounting treatment. Yardville has made available to Acquirer true and correct copies of the Yardville Compensation and Benefit Plans.

4.13.2. Each Yardville Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, the Health Insurance Portability and Accountability Act and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each Yardville Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, is within the applicable remedial amendment period, or is established pursuant to a prototype plan that relies upon a favorable IRS opinion letter and Yardville is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of Yardville, threatened action, suit or claim relating to any of the Yardville Compensation and Benefit Plans (other than routine claims for benefits). Neither Yardville nor any Yardville Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Yardville

Compensation and Benefit Plan that would reasonably be expected to subject Yardville or any Yardville Subsidiary to an unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

4.13.3. Neither Yardville nor any of its Subsidiaries is currently, or has during the past five (5) years been, a sponsor or party to a Defined Benefit Plan. Neither Yardville, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after January 1, 1998. To the Knowledge of Yardville, there is no pending investigation or enforcement action by any Bank Regulator with respect to any Yardville Compensation and Benefit Plan or any ERISA Affiliate Plan.

4.13.4. All material contributions required to be made under the terms of any Yardville Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which Yardville or any Yardville Subsidiary is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued on the Yardville Financial Statements to the extent required by GAAP. Yardville and its Subsidiaries have expensed and accrued as a liability future benefits (inclusive of amortization of past service costs and liabilities) under each applicable Yardville Compensation and Benefit Plan for financial reporting purposes to the extent required by GAAP.

4.13.5. (a) Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.13.5(a), neither Yardville nor any Yardville Subsidiary has any obligations to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any Yardville Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.

(b) Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.13.5(b), there has been no communication to employees by Yardville or any Yardville Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree death benefits, and Yardville and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree health or life insurance coverage.

4.13.6. Yardville and its Subsidiaries do not maintain any Yardville Compensation and Benefit Plans covering employees who are nonresident aliens.

4.13.7. With respect to each Yardville Compensation and Benefit Plan, if applicable, Yardville has made available to Acquirer copies of the: (A) trust instruments and insurance contracts; (B) two most recent Forms 5500 filed with the IRS; (C) most recent actuarial report and financial statement; (D) most recent summary plan description; (E) most recent determination letter or opinion letter issued by the IRS; (F) any Form 5310 or Form 5330 filed with the IRS within the last two years; and (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

4.13.8. Except as disclosed in YARDVILLE DISCLOSURE SCHEDULE 4.13.8, neither Yardville nor any Yardville Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

4.13.9. Except as disclosed in YARDVILLE DISCLOSURE SCHEDULE 4.13.9, there are no stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the Yardville Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

4.13.10. YARDVILLE DISCLOSURE SCHEDULE 4.13.10 sets forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all employees of Yardville, their title and rate of salary, and their date of hire. YARDVILLE DISCLOSURE SCHEDULE 4.13.10 also sets forth any changes to any Yardville Compensation and Benefit Plan since June 30, 2006.

4.13.11. Prior to the date hereof, the Board of Directors of Yardville has taken all action as is necessary and appropriate to terminate Yardville’s Change in Control Severance Compensation Plan as applied to the Merger and has provided to Acquirer the resolutions pursuant to which such plan has been so terminated.

Section 4.14. Brokers, Finders and Financial Advisors.

Neither Yardville nor any Yardville Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement except for the retention of Hovde Financial LLC and Boenning & Scattergood, Inc. by Yardville and the fee payable pursuant thereto. True and correct copies of the engagement agreements with each of Hovde Financial LLC and Boenning & Scattergood, Inc., setting forth the fee payable to Hovde Financial LLC or Boenning & Scattergood, Inc., as applicable, for its respective services rendered to Yardville in connection with the Merger and transactions contemplated by this Agreement, are attached to YARDVILLE DISCLOSURE SCHEDULE 4.14.

Section 4.15. Environmental Matters.

4.15.1. Except as may be set forth in YARDVILLE DISCLOSURE SCHEDULE 4.15 with respect to Yardville and each Yardville Subsidiary:

(a) Each of Yardville and the Yardville Subsidiaries, the Participation Facilities, and, to Yardville’s Knowledge, the Loan Properties are in substantial compliance with any applicable Environmental Laws;

(b) Yardville has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to Yardville’s Knowledge, no such action is threatened, before any court, governmental agency or other forum against it or any of the Yardville Subsidiaries or any Participation Facility (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by it or any of the Yardville Subsidiaries or any Participation Facility;

(c) Yardville has received no written notice that there is any suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending and, to Yardville’s Knowledge, no such action is threatened, before any court, governmental agency or other forum relating to or against any Loan Property (or Yardville or any of the Yardville Subsidiaries in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on any Loan Property;

(d) To Yardville’s Knowledge, the properties currently owned or operated by Yardville or any Yardville Subsidiary (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than as permitted under applicable Environmental Law;

(e) Neither Yardville nor any Yardville Subsidiary during the past five years has received any written notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

(f) To Yardville’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by Yardville or any of the Yardville Subsidiaries or any Participation Facility, and to Yardville’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by Yardville or any of the Yardville Subsidiaries or any Participation Facility, other than in compliance with applicable Environmental Laws; and

(g) To Yardville’s Knowledge, during the period of (x) Yardville’s or any of the Yardville Subsidiaries’ ownership or operation of any of their respective current properties or (y) Yardville’s or any of the Yardville Subsidiaries’ participation in the management of any Participation Facility, there has been no contamination by or release of Materials of Environmental Concerns in, on, under or affecting such properties that could reasonably be expected to result in material liability to Yardville or a Yardville Subsidiary under the Environmental Laws. To Yardville’s Knowledge, prior to the period of (x) Yardville’s or any of the Yardville Subsidiaries’ ownership or operation of any of their respective current properties or (y) Yardville’s or any of the Yardville Subsidiaries’ participation in the management of any Participation Facility, there was no contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties that could reasonably be expected to result in material liability to Yardville or a Yardville Subsidiary under the Environmental Laws.

4.15.2. “Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property. “Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Section 4.16. Loan Portfolio.

4.16.1. The allowance for loan losses reflected in Yardville’s audited consolidated statement of financial condition at December 31, 2006 was, and the allowance for loan losses shown on the balance sheets in Yardville’s Securities Documents for periods ending after December 31, 2006 are or will be, adequate, as of the respective dates thereof, under GAAP.

4.16.2. YARDVILLE DISCLOSURE SCHEDULE 4.16.2 sets forth a listing, as of the most recently available date, by account, of: (A) all loans (including loan participations) of Yardville Bank or any other Yardville Subsidiary that have been accelerated during the past twelve months and that are contractually past due 90 days or more in the payment of principal and/or interest; (B) all loan commitments or lines of credit of Yardville Bank or any other Yardville Subsidiary that are contractually past due 90 days or more in the payment of principal and/or interest and which have been terminated by Yardville Bank or any other Yardville Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) all loans, lines of credit and loan commitments as to which Yardville Bank or any other Yardville Subsidiary has given written notice of its intent to terminate during the past twelve months and that are contractually past due 90 days or more in the payment of principal and/or interest; (D) with respect to all commercial loans that are contractually past due 90 days or more in the payment of principal and/or interest (including commercial real estate loans), any demand letters from Yardville Bank or any other Yardville Subsidiary to any such borrowers during the past 12 months; (E) each borrower, customer or other party which has notified Yardville Bank or any other Yardville Subsidiary during the past twelve months of, or has asserted against Yardville Bank or any other Yardville Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the knowledge of Yardville Bank, each borrower, customer or other party which has given Yardville Bank or any other Yardville Subsidiary any oral notification of, or orally asserted to or against Yardville Bank or any other Yardville Subsidiary, any such claim; (F) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as “Other Loans Specially

Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith, and (G) all assets classified by Yardville Bank or any Yardville Bank Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.16.3. All loans receivable (including discounts) and accrued interest entered on the books of Yardville and the Yardville Subsidiaries arose out of bona fide arm’s-length transactions, were made or purchased for good and valuable consideration in the ordinary course of Yardville’s or the appropriate Yardville Subsidiary’s respective business, and the notes, agreements or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be, except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.16.3. The loans, discounts and the accrued interest reflected on the books of Yardville and the Yardville Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.16.3, all such loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, owned by Yardville or the appropriate Yardville Subsidiary free and clear of any liens. All such loans originated by Yardville or its Subsidiaries, and all such loans purchased, administered or serviced by Yardville or its Subsidiaries, are administered or serviced, as applicable, in accordance with customary lending standards of Yardville or its Subsidiaries, as applicable (and, in the case of loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules.

4.16.4. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.16.4, (i) the notes and other evidences of indebtedness evidencing the loans described above (the “Loans”), and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are valid, true and genuine, and what they purport to be, and (ii) each Loan, to the extent secured, has been secured by valid liens which have been perfected.

4.16.5. None of the agreements pursuant to which Yardville or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

4.16.6. Each of Yardville and each Yardville Subsidiary, as applicable, is approved by and is in good standing as a seller/servicer by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation to originate and service conventional residential mortgage Loans (each such entity being referred to herein as an “Agency” and, collectively, the “Agencies”).

4.16.7. None of Yardville or any of its Subsidiaries is now nor has it ever been since December 31, 2004 subject to any fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Neither Yardville nor any of its Subsidiaries has received any notice that any Agency proposes to limit or terminate the underwriting authority of Yardville or any of its Subsidiaries or to increase the guarantee fees payable to any such Agency.

4.16.8. Each of Yardville and its Subsidiaries is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation

Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.

Section 4.17. Securities Documents.

Yardville has made available to Acquirer copies of its (i) annual reports on Form 10-K for the years ended December 31, 2006, 2005 and 2004, (ii) quarterly reports on Form 10-Q for the quarters ended subsequent to December 31, 2006, (iii) proxy materials used or for use in connection with its meetings of stockholders held in 2006, 2005 and 2004, (iv) registration statements filed with the SEC since December 31, 2004 and (v) communications mailed by Acquirer to its stockholders since December 31, 2004 and prior to the date of this Agreement. No such report, prospectus, proxy, registration statement or communication, at the time filed or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. Such reports, prospectus, proxy materials and registration statements complied, at the time filed with the SEC (or as amended), in all material respects, with the Securities Laws.

Section 4.18. Related Party Transactions.

Except as described in Yardville’s Annual Report on Form 10-K for the year ended December 31, 2006 (which has previously been provided to Acquirer), or as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.18, neither Yardville nor any Yardville Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Yardville. All such loan transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of Yardville or any Yardville Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Yardville nor any Yardville Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Yardville is inappropriate.

Section 4.19. Deposits.

Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.19, none of the deposits of Yardville or any Yardville Subsidiary is a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

Section 4.20. Anti-takeover Provisions Inapplicable; Required Vote.

4.20.1. (i) The New Jersey Shareholders Protection Act, Section 14A:10A-1 et seq. of the NJBCA, is not applicable to the Merger, (ii) the approval of this Agreement and the Merger by the Board of Directors of Yardville constitutes approval of this Agreement and the Merger and the transactions contemplated hereby for purposes of Article VIII of Yardville’s Restated Certificate of Incorporation, and (iii) no other “moratorium”, “control share”, “fair price”, “super-majority”, “business combination” or other state anti-takeover laws and regulations (collectively, the “Takeover Laws”) are applicable to the Merger, the Bank Merger or the Merger Agreement.

4.20.2. The affirmative vote of a majority of the issued and outstanding shares of Yardville Common Stock is required to approve this Agreement and the Merger under Yardville’s certificate of incorporation and the NJBCA.

Section 4.21. Registration Obligations.

Neither Yardville nor any Yardville Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

Section 4.22. Risk Management Instruments.

All interest rate swaps, caps, floors, collars, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Yardville’s own account, or for the account of one or more of Yardville’s Subsidiaries or their customers (all of which are set forth in YARDVILLE DISCLOSURE SCHEDULE 4.22), were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and in compliance with all applicable laws, rules, regulations and regulatory policies and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Yardville and its Subsidiaries, and with counterparties believed to be financially responsible at the time and able to understand (either alone or in consultation with their advisers) and to bear the risks of such agreement or arrangement; and each of them constitutes the valid and legally binding obligation of Yardville or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Yardville nor any Yardville Subsidiary, nor to the Knowledge of Yardville any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

Section 4.23. Fairness Opinion.

The Board of Directors of Yardville has received written opinions from Hovde Financial, LLC and Boenning & Scattergood, Inc. to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the stockholders of Yardville pursuant to this Agreement is fair to such stockholders from a financial point of view. Such opinions have not been amended or rescinded as of the date of this Agreement. Acquirer shall be promptly advised of any change, amendment or rescission of either such opinion.

Section 4.24. Trust Accounts.

Yardville Bank and each of its subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Yardville Bank nor any other Yardville Subsidiary, and to the Knowledge of Yardville, nor has any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

Section 4.25. Intellectual Property.

Yardville and each Yardville Subsidiary owns or possesses valid and binding licenses or other rights (subject to expirations in accordance with their terms and in each case, free and clear of any liens) to use all Intellectual Property used in and material to their business, each without payment other than renewal or similar fees (which fees, if any, are currently paid as of the date hereof), and neither Yardville nor any Yardville Subsidiary has received any notice of infringement with respect thereto that asserts the rights of others. Yardville and each Yardville Subsidiary have performed, in all material respects, the obligations required to be performed, and are not in default in any material respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To the Knowledge of Yardville, the conduct of the business of Yardville and each Yardville Subsidiary as currently conducted or proposed to be conducted does not, in any respect, infringe upon, dilute, misappropriate or otherwise violate any Intellectual Property owned or controlled by any third party. No Person is otherwise violating any right of Yardville or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Yardville or its Subsidiaries and no Intellectual Property owned and/or licensed by Yardville or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

Section 4.26. Labor Matters.

There are no labor or collective bargaining agreements to which Yardville or any Yardville Subsidiary is a party. To the Knowledge of Yardville, there is no union organizing effort pending or threatened against Yardville or any Yardville Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Yardville, threatened against Yardville or any Yardville Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Yardville, threatened against Yardville or any Yardville Subsidiary (other than routine employee grievances that are not related to union employees). Yardville and each Yardville Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

Section 4.27. Internal Controls.

4.27.1. None of Yardville or Yardville Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) that (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Yardville or the Yardville Subsidiaries or Yardville’s accountants, except as would not reasonably by expected to have a materially adverse effect on Yardville. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.27.1, Yardville (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Yardville, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Yardville by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Yardville’s outside auditors and the audit committee of Yardville’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Yardville’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Yardville’s internal controls over financial reporting. These disclosures were made in writing by management to Yardville’s auditors and audit committee and a copy has previously been made available to Acquirer. As of the date hereof and except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.27.1, there is no reason to believe that Yardville’s outside auditors and Yardville’s chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

4.27.2. Except as set forth in YARDVILLE DISCLOSURE SCHEDULE 4.27.2, since December 31, 2006, (i) through the date hereof, neither Yardville nor any of the Yardville Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Yardville or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Yardville or any of the Yardville Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Yardville or any of the Yardville Subsidiaries, whether or not employed by Yardville or any of the Yardville Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Yardville or any of its officers, directors, employees or agents to the Board of Directors of Yardville or any committee thereof or to any director or officer of Yardville.

Section 4.28. Yardville Warrants.

Any unexercised Yardville Warrant shall automatically expire at the Effective Time, unless exercised by 5:00 p.m. on the business day immediately preceding the Closing Date.

Section 4.29. Yardville Information Supplied.

The information relating to Yardville and any Yardville Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Merger Registration Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations as to information supplied by Yardville specifically for inclusion or incorporation by reference in the Merger Registration Statement.

Section 4.30. No Dissenters Rights.

Pursuant to Section 14A:11-1 of the NJBCA, no stockholder of Yardville shall have the right to dissent from this Agreement and to the transactions contemplated hereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer makes the following representations and warranties to Yardville, subject to the standard set forth in Section 5.1, and except as set forth in the ACQUIRER DISCLOSURE SCHEDULE delivered by Acquirer to Yardville prior to the execution and delivery hereof. Acquirer has made a good faith effort to ensure that the disclosure on each schedule of the ACQUIRER DISCLOSURE SCHEDULE corresponds to the section referenced herein. However, for purposes of the ACQUIRER DISCLOSURE SCHEDULE, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule.

Section 5.1. Standard.

No representation or warranty of Acquirer contained in this Article 5 shall be deemed untrue or incorrect, and Acquirer shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article 5, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in (A) Sections 5.2.1, 5.3 (other than the last sentence of Section 5.2.1 and the second to last sentence of Section 5.3), and 5.4.2(i), which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained and (B) Section 5.9, which shall be deemed untrue, incorrect and breached if not true and correct in all respects.

Section 5.2. Organization.

5.2.1. Acquirer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and is duly registered as a bank holding company under the BHCA. Acquirer has full corporate power and authority to own or lease all of its properties or assets and to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.2.2. Acquirer Bank is a bank duly organized, validly existing and in good standing under the laws of the United States of America. The deposits of Acquirer Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Acquirer Bank when due.

5.2.3. Each Acquirer Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and is duly qualified to do business in each jurisdiction where the property owned, leased or operated, or the business conducted, by such Acquirer Subsidiary requires such qualification. Each Acquirer Subsidiary has the requisite corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

5.2.4. Prior to the date of this Agreement, Acquirer has made available to Yardville true and correct copies of the certificate of incorporation or charter and bylaws of Acquirer.

Section 5.3. Capitalization.

As of May 31, 2007 (the “Acquirer Capitalization Date”), the authorized capital stock of Acquirer consists of 800,000,000 shares of common stock, $5.00 par value, of which as of the Acquirer Capitalization Date, 344,178,399 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 20,000,000 shares of preferred stock, par value $1.00 per share (“Acquirer Preferred Stock”), of which 98,583 shares have been designated as $1.80 Cumulative Convertible Preferred Stock, Series A, (“Acquirer Series A Preferred Stock”) of which 6,680 shares are outstanding, 38,542 shares have been designated as $1.80 Cumulative Convertible Preferred Stock, Series B (“Acquirer Series B Preferred Stock”), of which 1,393 shares are outstanding, 1,433,935 shares have been designated as $1.60 Cumulative Convertible Preferred Stock, Series C (“Acquirer Series C Preferred Stock”), of which 140,612 shares are outstanding, 1,766,140 shares have been designated as $1.80 Cumulative Convertible Preferred Stock, Series D (“Acquirer Series D Preferred Stock”), of which 192,472 shares are outstanding, 338,100 shares have been designated as $2.60 Cumulative Nonvoting Preferred Stock, Series E, of which no shares are outstanding, 6,000,000 shares have been designated as Fixed/Adjustable Rate Noncumulative Preferred Stock, Series F, of which no shares are outstanding, 450,000 shares have been designated as Series G Junior Participating Preferred Share Purchase Rights, of which no shares are outstanding, 7,500 shares have been designated as 7.00% Non-Cumulative Preferred Stock, Series H (“Acquirer Series H Preferred Stock”), of which no shares are outstanding, and 5,000 shares have been designated as Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series I (“Acquirer Series I Preferred Stock”), of which no shares are outstanding. As of the Acquirer Capitalization Date, there are 8,644,368 shares of Acquirer Common Stock held by Acquirer as treasury stock. As of the date hereof, except as disclosed in ACQUIRER DISCLOSURE SCHEDULE 5.8 and except pursuant to (i) this Agreement, (ii) employee and director stock plans of Acquirer or a Subsidiary of Acquirer in effect as of the date of this Agreement, (iii) Acquirer Series A Preferred Stock, Acquirer Series B Preferred Stock, Acquirer Series C Preferred Stock, Acquirer Series D Preferred Stock, Acquirer Series H Preferred Stock and Acquirer Series I Preferred Stock, and (iv) Acquirer’s dividend reinvestment plan and stock repurchase plans entered into by Acquirer from time to time, neither Acquirer nor any Acquirer Subsidiary has or is bound by any Rights of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Acquirer Common Stock, or any other security of Acquirer or any securities representing the right to vote, purchase or otherwise receive any shares of Acquirer Common Stock or any other security of Acquirer. As of the date hereof, no Voting Debt of Acquirer is issued and outstanding.

Section 5.4. Authority; No Violation.

5.4.1. Acquirer has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Acquirer and the completion by Acquirer of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Acquirer, and no other corporate proceedings on the part of Acquirer are necessary to complete the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by Acquirer, and subject to approval by the stockholders of Yardville and receipt of the Regulatory Approvals and due and valid execution and delivery of this Agreement by Yardville, constitutes the valid and binding obligations of Acquirer, enforceable against Acquirer in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

5.4.2. The execution and delivery of this Agreement by Acquirer, the consummation of the transactions contemplated hereby, and compliance by Acquirer with any of the terms or provisions hereof will not: (i) conflict with or result in a breach of any provision of the certificate of incorporation charter or bylaws of Acquirer or Acquirer Bank; (ii) assuming receipt of Regulatory Approvals and Yardville’s and Acquirer’s compliance with any conditions contained therein, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Acquirer or Acquirer Bank or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Acquirer or Acquirer Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which either of them is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under clause (ii) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on Acquirer.

Section 5.5. Consents.

Except for (a) the receipt of the Regulatory Approvals and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Department of State of the Commonwealth of Pennsylvania, (c) the filing of the Certificate of Merger with the State Treasurer of the State of New Jersey, (d) the filing with and/or acceptance by the appropriate Bank Regulator of articles of merger or similar documentation with respect to the Bank Merger, (e) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (f) approval of the listing of Acquirer Common Stock to be issued in the Merger on the Stock Exchange, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquirer Common Stock pursuant to this Agreement, (h) the approval of this Agreement by the requisite vote of the stockholders of Yardville, and (i) supplemental indentures with trustees of certain of the Yardville Trusts, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to Acquirer’s Knowledge, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with the completion of the Merger, the Bank Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity or third party are necessary in connection with the execution and delivery of this Agreement by Acquirer.

Section 5.6. Availability of Funds.

Acquirer has, and at the Effective Time will have, available to it sources of capital and financing sufficient to pay the aggregate Merger Consideration and to pay any other amounts payable pursuant to this Agreement and to consummate the transactions contemplated hereby.

Section 5.7. Financial Statements/Regulatory Reports.

5.7.1. The Acquirer Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements. Acquirer and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2004 with (i) any Bank Regulator, (ii) the SEC and (iii) each other applicable Governmental Entity, and all other reports and statements required to be filed since December 31, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Bank Regulator or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith.

5.7.2. Acquirer has previously made available to Yardville an accurate and complete copy of the Acquirer Financial Statements. The Acquirer Financial Statements (i) have been prepared in accordance with GAAP (except as may be indicated in the notes thereto, or in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or any successor form), (ii) have been prepared from, and are in accordance with, the books and records of Acquirer and the Acquirer Subsidiaries, (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of Acquirer and the Acquirer Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof or as of the respective dates therein set forth, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Acquirer and the Acquirer Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Deloitte & Touche LLP has not resigned or been dismissed as independent public accountants of Acquirer as a result of or in connection with any disagreements with Acquirer on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

5.7.3. At the date of each balance sheet included in the Acquirer Financial Statements or the Acquirer Regulatory Reports neither Acquirer nor any Acquirer Subsidiary, as applicable, had any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Acquirer Financial Statements or in the footnotes thereto or the Acquirer Regulatory Reports which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

Section 5.8. Taxes.

Except as disclosed in ACQUIRER DISCLOSURE SCHEDULE 5.8, Acquirer has duly filed all material federal, state and local Tax Returns required to be filed by or with respect to Acquirer and each Acquirer Subsidiary on or prior to the Closing Date, taking into account any extensions (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local Taxes which have been incurred by or are due or claimed to be due from Acquirer and any Acquirer Subsidiary by any taxing authority or pursuant to any written Tax sharing agreement on or prior to the Closing Date other than Taxes or other charges which: (i) are not delinquent or (ii) are being contested in good faith by appropriate proceedings and have been reserved against in accordance with GAAP in the Acquirer Financial Statements.

Section 5.9. No Material Adverse Effect.

Acquirer and its subsidiaries, taken as a whole, has not suffered any Material Adverse Effect since December 31, 2006 through the date hereof, and no events have occurred or circumstances arisen since that date which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on Acquirer.

Section 5.10. Ownership of Property.

5.10.1. Acquirer and each Acquirer Subsidiary have good and, as to real property, marketable title to all material assets and properties owned by Acquirer or each Acquirer Subsidiary in the conduct of their businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Acquirer Regulatory Reports and in the Acquirer Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except: (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by a Acquirer Subsidiary acting in a fiduciary capacity; (ii) those reflected in the notes to the Acquirer Financial Statements; and (iii) statutory liens for amounts not yet delinquent or which are being contested in good faith (collectively, “Acquirer Permitted Encumbrances”). Acquirer and the Acquirer Subsidiaries, as lessee, have the right under valid and subsisting leases of real and personal properties used by Acquirer and its Subsidiaries in the conduct of their businesses or otherwise reflected in the Acquirer Financial Statements to occupy or use all such properties as presently occupied and used by each of them and such right is free and clear of all material encumbrances, liens, mortgages, security interests or pledges of any nature whatsoever, except for Acquirer Permitted Encumbrances. There are no pending or, to the knowledge of Acquirer, threatened condemnation proceedings against such leased or owned real property. Acquirer and its Subsidiaries are in compliance with all applicable health and safety related requirements for such owned and leased real property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

Section 5.11. Legal Proceedings.

5.11.1. Except as disclosed in ACQUIRER DISCLOSURE SCHEDULE 5.11 as of the date of this Agreement, neither Acquirer nor Acquirer Bank is a party to any, and there are no pending or, to the Knowledge of Acquirer, threatened legal, administrative, arbitration or other material proceedings, claims (whether asserted or unasserted), actions or governmental or regulatory investigations or inquiries of any nature against Acquirer or Acquirer Bank or requesting equitable relief, or to which Acquirer or Acquirer Bank assets are or may be subject.

5.11.2. There is no injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Acquirer, Acquirer Bank or the assets of Acquirer or Acquirer Bank.

Section 5.12. Compliance With Applicable Law.

5.12.1. Except as disclosed in ACQUIRER DISCLOSURE SCHEDULE 5.12.1, each of Acquirer and each Acquirer Subsidiary is in compliance in all material respects with all, and are not in default in any material respect under any, applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its customers and employees, including, without limitation, the Sarbanes-Oxley Act, the USA Patriot Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Acquirer nor any Acquirer Subsidiary has received any written notice of any material violation that is currently outstanding.

5.12.2. Each of Acquirer and each Acquirer Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Government Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Acquirer, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

5.12.3. Except as disclosed in ACQUIRER DISCLOSURE SCHEDULE 5.12.3, and as such disclosure may be otherwise permitted by law and except for normal examinations conducted by a Bank Regulator or Governmental Entity in the ordinary course of the business of Acquirer and any Acquirer Subsidiary, no Bank Regulator or Governmental Entity has initiated since December 31, 2004 or has pending any proceeding, enforcement action or, to Acquirer’s Knowledge, investigation into the business, disclosures or operations of Acquirer or any Acquirer Subsidiary. Except as disclosed in ACQUIRER DISCLOSURE SCHEDULE 5.12.3, and as such disclosure may be otherwise permitted by law, since December 31, 2004, no Bank Regulator or Governmental Entity has resolved any proceeding, enforcement action or, to Acquirer’s Knowledge, investigation into the business, disclosures or operations of Acquirer or any Acquirer Subsidiary, and there is no unresolved violation, criticism, comment or exception by any Bank Regulator or Governmental Entity with respect to any report or statement relating to any examinations or inspections of Acquirer or any Acquirer Subsidiary. Except as disclosed in ACQUIRER DISCLOSURE SCHEDULE 5.12.3, and as such disclosure may be otherwise permitted by law, for the period beginning December 31, 2004, neither Acquirer nor any Acquirer Subsidiary has received any written notification or, to the Knowledge of Acquirer, any other communication from any Bank Regulator (i) asserting that Acquirer or any Acquirer Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Acquirer or any Acquirer Subsidiary; (iii) requiring or threatening to require Acquirer or any Acquirer Subsidiary, or indicating that Acquirer or any Acquirer Subsidiary may be required, to enter into a cease and desist order, consent order, agreement or memorandum of understanding or any other agreement or undertaking (formal or informal) restricting or limiting, or purporting to restrict or limit, in any material respect the operations of Acquirer or any Acquirer Subsidiary or that in any manner relates to its capital adequacy, the payment of dividends, its credit, risk management or compliance policies, its internal controls, its management or its business (or, as applicable, its operations as a financial subsidiary of a national bank under the Gramm-Leach-Bliley Act of 1999) (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Acquirer Regulatory Agreement”). Neither Acquirer nor any Acquirer Subsidiary has consented to or entered into any currently effective Acquirer Regulatory Agreement. Acquirer Bank is and, to the Acquirer’s Knowledge there has not been any event or occurrence since December 31, 2004 that could reasonably be expected to result in a determination that Acquirer Bank is not, “well capitalized” and “well managed” as a matter of U.S. federal banking law. The most recent regulatory rating given to Acquirer Bank as to compliance with the CRA is satisfactory or better.

5.12.4. Acquirer and each Acquirer Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

Section 5.13. Environmental Matters.

5.13.1. Except as disclosed in ACQUIRER DISCLOSURE SCHEDULE 5.13.1, to the Knowledge of Acquirer, neither the conduct nor operation of their business nor any condition of any property currently or previously owned or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Acquirer or any of Acquirer Subsidiary. To the Knowledge of Acquirer, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Acquirer or any Acquirer Subsidiary by reason of any Environmental Laws. Neither Acquirer nor any Acquirer Subsidiary during the past five years has received any written notice from any Person that Acquirer or any Acquirer Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Acquirer or any Acquirer Subsidiary.

5.13.2. There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Acquirer’s Knowledge, threatened, before any court, governmental agency or other forum against Acquirer or any Acquirer Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by any of Acquirer or any Acquirer Subsidiary.

Section 5.14. Securities Documents.

Acquirer has made available to Yardville copies of its: (i) annual reports on Form 10-K for the years ended December 31, 2006, 2005 and 2004; (ii) proxy materials used or for use in connection with its meetings of stockholders held in 2007, 2006 and 2005, (iv) registration statements filed with the SEC since December 31, 2004 and (v) communications mailed by Acquirer to its stockholders since December 31, 2004 and prior to the date of this Agreement. No such report, prospectus, proxy, registration statement or communication, at the time filed or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. Such reports, proxy materials and registration statements complied, at the time filed with the SEC, in all material respects, with the Securities Laws.

Section 5.15. Brokers, Finders and Financial Advisors.

Neither Acquirer nor any Acquirer Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement except for the retention of Citigroup Global Markets Inc. by Acquirer and the fee payable pursuant thereto.

Section 5.16. Acquirer Common Stock.

The shares of Acquirer Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 5.17. Reserved.

Section 5.18. Acquirer Information Supplied.

The information relating to Acquirer and any Acquirer Subsidiary to be contained in the Merger Registration Statement, or in any of the documents filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Merger Registration Statement will comply with the provisions of the Securities Exchange Act and the rules and regulations thereunder and the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Acquirer with respect to statements made or incorporated by reference therein based on information supplied by Yardville specifically for inclusion or incorporation by reference in the Merger Registration Statement.

Section 5.19. Internal Controls.

5.19.1. None of Acquirer or Acquirer Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) that (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its subsidiaries or accountants except as would not reasonably by expected to have a materially adverse effect on Acquirer. Acquirer (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Acquirer, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Acquirer by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Acquirer’s outside auditors and the audit committee of Acquirer’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Acquirer’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquirer’s internal controls over financial reporting. These disclosures were made in writing by management to Acquirer’s auditors and audit committee and a copy has previously been made available to Acquirer. As of the date hereof, there is no reason to believe that Acquirer’s outside auditors and Acquirer’s chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

5.19.2. Since December 31, 2006, (i) through the date hereof, neither Acquirer nor any of the Acquirer Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Acquirer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Acquirer or any of the Acquirer Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Acquirer or any of the Acquirer Subsidiaries, whether or not employed by Acquirer or any of the Acquirer Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Acquirer or any of its officers, directors, employees or agents to the Board of Directors of Acquirer or any committee thereof or to any director or officer of Acquirer.

ARTICLE 6

COVENANTS OF YARDVILLE

Section 6.1. Conduct of Business.

6.1.1. Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of Acquirer, Yardville will, and it will cause each Yardville Subsidiary to: operate its business only in the usual, regular and ordinary course of business; use reasonable best efforts to preserve intact its business organization and assets and maintain its rights and franchises; and not voluntarily take any action which would (i) adversely affect the ability of the parties to obtain any Regulatory Approval or other approvals of Governmental Entities required for consummation of the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) adversely affect its ability to perform its covenants and agreements under this Agreement.

6.1.2. Negative Covenants. Yardville agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, set forth in YARDVILLE DISCLOSURE SCHEDULE 6.1.2, or consented to by Acquirer in writing (which consent shall not be unreasonably withheld or delayed with respect to paragraphs (e), (m), (s), (v), (w), (z) and (aa) below), it will not, and it will cause each Yardville Subsidiary not to:

(a) change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, except as required by law, or appoint a new director to the board directors;

(b) change the number of authorized or issued shares of its capital stock, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the Yardville Option Plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that (i) Yardville may issue shares of Yardville Common Stock upon the valid exercise, in accordance with the information set forth in YARDVILLE DISCLOSURE SCHEDULE 4.3.1, of presently outstanding Yardville Options issued under the Yardville Option Plan, (ii) Yardville may continue to pay its regular quarterly cash dividend of $0.115 per share with payment and record dates consistent with past practice (provided the declaration of the last quarterly dividend by Yardville prior to the Effective Time and the payment thereof shall be coordinated with Acquirer so that holders of Yardville Common Stock do not receive dividends on both Yardville Common Stock and Acquirer Common Stock received in the Merger in respect of such quarter or fail to receive a dividend on at least one of the Yardville Common Stock or Acquirer Common Stock received in the Merger in respect of such quarter), and (iii) any Yardville Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations) consistent with past practice;

(c) enter into, renew, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business consistent with past practice or as set forth in Section 6.1.2(w) (other than any contract or agreement that contains (A) any non-competition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of Yardville or its Subsidiaries or their businesses to solicit customers or the manner in which, or the localities in which, all or any portion of the business of Yardville or its Subsidiaries or, following consummation of the transactions contemplated by this Agreement, Acquirer or its Subsidiaries, is or would be conducted or (B) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Yardville or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business);

(d) make application for the opening, relocation or closing of any, or open or close any, branch or automated banking facility;

(e) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend (including by way of interpretation) any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except: (i) as may be required pursuant to commitments existing on the date hereof and set forth on YARDVILLE DISCLOSURE SCHEDULES 4.9.1 and 4.13.1; or (ii) as to non-executive employees, the payment of bonuses and increases in annual base salaries at times and in amounts not to exceed three percent (3%) in the aggregate or five percent (5%) for any individual in the ordinary course of business consistent with past practice. Neither Yardville nor any Yardville Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $60,000, provided that Yardville or any Yardville Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(f) enter into or, except as may be required by law, modify any Yardville Compensation and Benefit Plan; or make any contributions to any Pension Plan that are not required, provided that any modification to comply with Section 409A of the Code shall be made in consultation with Acquirer;

(g) merge or consolidate Yardville or any Yardville Subsidiary with any other corporation; sell or lease all or any material portion of the assets or business of Yardville or any Yardville Subsidiary; make any acquisition of all or any material portion of the business or assets of any other Person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Yardville, or any Yardville Subsidiary, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender by any Yardville Subsidiary of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(h) (i) sell, transfer, mortgage, encumber or otherwise dispose of any property or asset of Yardville or of any Yardville Subsidiary other than in the ordinary course of business consistent with past practice; (ii) except for transactions with the FHLB, subject any asset of Yardville or of any Yardville Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; or (iii) incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loan or advance or capital contribution to, or investment in, any Person, except in the ordinary course of business consistent with past practice;

(i) take any action which would result in any of the representations and warranties of Yardville set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article 9 hereof not being satisfied, except in each case as may be required by applicable law;

(j) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Bank Regulator responsible for regulating Yardville or any Yardville Subsidiary;

(k) cancel, waive, release, grant or transfer any rights of value under or modify or change in any respect any existing material indebtedness to which Yardville or any Yardville Subsidiary is a party, other than in the ordinary course of business, consistent with past practice;

(l) (A) purchase any equity securities, or purchase any securities other than securities: (i) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service; (ii) with a weighted average life of not more than five years; and (iii) otherwise in the ordinary course of business consistent with past practice or (B) make any other material investment for its own account either by contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(m) except for existing loans and credit facilities and commitments issued prior to the date of this Agreement which have not yet expired set forth on YARDVILLE DISCLOSURE SCHEDULE 6.1.2(m), renew any existing loan or credit facility or make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of (i) $3,000,000 for a commercial real estate loan; (ii) $2,000,000 for a commercial business loan; or (iii) any nonconforming residential loans to be originated for retention in the loan portfolio;

(n) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(o) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(p) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(q) restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, except in consultation (in advance of any restructuring or material change except to the extent not commercially practicable) with Acquirer, or the manner in which the portfolio is classified or reported;

(r) except for the execution and approval of this Agreement, and the consummation of transactions contemplated herein, take any action that would give rise to an acceleration of the right to payment to any individual under any Yardville Compensation and Benefit Plan;

(s) make any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate, other than as disclosed in Yardville’s capital budget (which is attached as YARDVILLE DISCLOSURE SCHEDULE 6.1.2(s));

(t) purchase or otherwise acquire any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies and subject to any other restrictions set forth in this Section;

(u) sell any participation interest in any loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) or OREO properties;

(v) (i) undertake, renew, extend or enter into any lease, contract or other commitment for its account that is not subject to termination on thirty (30) days or less written notice without penalty or premium (other than in the normal course of providing credit to customers as part of its banking business), or containing any financial commitment extending beyond 12 months from the date hereof, or (ii) enter, renew or extend any branch facility lease except in the ordinary course of business consistent with past practice and after consultation with Acquirer;

(w) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any payments, discharges, settlements or compromises in the ordinary course of business consistent with past practice that involve solely money damages in the amount, net of insurance proceeds, not in excess of $100,000 individually or $250,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(x) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Materials of Environmental Concern;

(y) purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(z) prior to making any written or oral communications to the employees of Yardville or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Yardville shall provide Acquirer with a copy or description of the intended communication, Acquirer shall have a reasonable period of time to review and comment on the communication, and Acquirer and Yardville shall cooperate in providing any such mutually agreeable communication;

(aa) issue any broadly distributed communication of a general nature to customers without the prior approval of Acquirer (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby;

(bb) make, change or revoke any material Tax election, change any method of Tax accounting, adopt or change any Taxable year or period, enter into any closing agreement with respect to Taxes, file any material amended Tax Return, settle or compromise any material claim for Taxes or make or surrender any material claim for a refund of Taxes

(cc) make any material investment for its own account, which is not described in another subsection of this Section 6.1.2, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(dd) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity; or

(ee) agree to do any of the foregoing.

Section 6.2. Current Information.

6.2.1. During the period from the date of this Agreement to the Effective Time, Yardville will cause one or more of its representatives to confer with representatives of Acquirer and report the general status of its ongoing operations at such times as Acquirer may reasonably request. Yardville will promptly notify Acquirer of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Yardville or any Yardville Subsidiary.

6.2.2. Yardville Bank and Acquirer Bank shall meet on a regular basis to discuss and plan for the conversion of Yardville Bank’s data processing and related electronic informational systems to those used by Acquirer Bank, which planning shall include, but not be limited to, discussion of the possible termination by Yardville Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Yardville Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Yardville Bank shall not be obligated to take any such action prior to the Effective Time and, unless Yardville Bank otherwise agrees, no conversion shall take place prior to the Effective Time, with the goal of conducting such conversion simultaneously with the consummation of the Bank Merger. In the event that Yardville Bank takes, at the request of Acquirer Bank, any action relative to third parties to facilitate the conversion, Acquirer Bank shall indemnify Yardville Bank for any out-of-pocket costs incurred therewith, including fees, charges and the costs of reversing the conversion process, if for any reason the Merger is not consummated for any reason other than a breach of this Agreement by Yardville, or a termination of this Agreement under Section 11.1.7 or 11.1.8.

6.2.3. Yardville Bank shall provide Acquirer Bank, within fifteen (15) business days of the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due) as of the end of such month and (v) and impaired loans. On a monthly basis, Yardville Bank shall provide Acquirer Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

6.2.4. Yardville shall promptly inform Acquirer upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of Yardville or any Yardville Subsidiary under any labor or employment law.

Section 6.3. Access to Properties and Records.

In order to facilitate the consummation of the Merger and the Bank Merger and the integration of the business and operations of the parties to this Agreement, subject to Section 12.1 hereof, Yardville shall permit Acquirer and its officers, employees, counsel, accountants and other authorized representatives, reasonable access, upon reasonable notice and throughout the period before the Effective Time, to its resources, personnel and properties and those of the Yardville Subsidiaries, and shall disclose and make available to Acquirer and its officers, employees, counsel, accountants and other authorized representatives during normal business hours all of its books, papers and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ (other than minutes that discuss any of the transactions contemplated by this Agreement, any Acquisition Proposal or any other subject matter Yardville reasonably determines should be treated as confidential) and stockholders’ meetings, organizational documents, Bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which Acquirer may have a reasonable interest; provided, however, that Yardville shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other Person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel; provided, further, that the parties shall make appropriate substitute disclosure arrangements. Yardville shall cooperate with Acquirer in preparing for the integration of employees, including by providing access thereto, and transfer and conversion of compensation and employee benefit plans, programs and arrangements, for employees from those of Yardville to those of Acquirer or its appropriate Subsidiary. Yardville shall upon Acquirer’s reasonable request provide Acquirer with access to Yardville’s records and systems for the purpose of allowing Acquirer to obtain account and transaction information in connection with Acquirer’s efforts to complete a migration or integration of such data into its systems and planning for same. Such access shall include, without limitation, computer data linkage to Yardville’s system prior to the Effective Time if Acquirer deems that to be reasonably necessary or appropriate. Yardville hereby consents to Acquirer sharing such information, on a confidential basis and in compliance with the provisions of the Gramm-Leach-Bliley Act and any applicable regulations, with such vendors as Acquirer deems to be necessary or appropriate for the purpose of preparing for and implementing the required systems integration or account migration. Yardville shall provide and shall request its auditors to provide Acquirer with such historical financial information regarding it (and related audit reports and consents)

as Acquirer may reasonably request for securities disclosure purposes. Acquirer shall use commercially reasonable best efforts to minimize any interference with Yardville’s regular business operations during any such access to Yardville’s property, books and records. Yardville and each Yardville Subsidiary shall permit Acquirer, at Acquirer’s expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at any physical location owned or occupied by Yardville or any Yardville Subsidiary.

Section 6.4. Financial and Other Statements.

6.4.1. Promptly upon receipt thereof, Yardville will furnish to Acquirer copies of each annual, interim or special audit of the books of Yardville and the Yardville Subsidiaries made by its independent accountants and copies of all internal control reports submitted to Yardville by such accountants in connection with each annual, interim or special audit of the books of Yardville and the Yardville Subsidiaries made by such accountants.

6.4.2. As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, Yardville will deliver to Acquirer the Securities Documents filed by it with the SEC under the Securities Laws unless the Securities Documents are available on the EDGAR System maintained by the SEC, in which instance, Yardville shall notify Acquirer of the filing on the date thereof. Yardville will furnish to Acquirer copies of all documents, statements and reports as it or any Yardville Subsidiary shall send to its stockholders, the FDIC, the Federal Reserve, the OCC or any other Regulatory Authority, except as legally prohibited thereby. Within twenty-five (25) days after the end of each month, Yardville will deliver to Acquirer a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month prepared in accordance with current financial reporting practices.

6.4.3. With reasonable promptness, Yardville will furnish to Acquirer such additional financial data that Yardville possesses and as Acquirer may reasonably request, including without limitation, loan reports.

Section 6.5. Maintenance of Insurance.

Yardville shall maintain, and shall cause each Yardville Subsidiary to maintain, insurance in such amounts as Yardville deems reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business.

Section 6.6. Disclosure Supplements.

From time to time prior to the Effective Time, Yardville will promptly supplement or amend the YARDVILLE DISCLOSURE SCHEDULES delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such YARDVILLE DISCLOSURE SCHEDULE or which is necessary to correct any information in such YARDVILLE DISCLOSURE SCHEDULE which has been rendered materially inaccurate thereby. No supplement or amendment to such YARDVILLE DISCLOSURE SCHEDULE shall have any effect for the purpose of (i) determining satisfaction of the conditions set forth in Article 9 or (ii) the provisions of Article 11, and shall be for informational purposes only.

Section 6.7. Consents and Approvals of Third Parties.

Yardville shall use all reasonable best efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Yardville shall utilize the services of a professional proxy soliciting firm to provide assistance in obtaining the stockholder vote required to be obtained by it hereunder.

Section 6.8. All Reasonable Best Efforts.

Subject to the terms and conditions herein provided, Yardville agrees to use all reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Section 6.9. Failure to Fulfill Conditions.

In the event that Yardville determines that a condition to its obligation to complete the Merger or the Bank Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Acquirer.

Section 6.10. No Solicitation.

From and after the date hereof until the termination of this Agreement, neither Yardville, nor any Yardville Subsidiary, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, financial advisor, attorney, accountant or other agent or representative retained by Yardville or any of its Subsidiaries), will, directly or indirectly, (i) initiate, solicit, encourage or take any other action that is designed to facilitate (including by way of furnishing non-public information or assistance) any inquiries or the making or implementation of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or (iii) enter into any agreement regarding any Acquisition Proposal or authorize or permit any of its officers, directors, or employees or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other agent or representative retained by any of its Subsidiaries to take any such action. Yardville shall notify Acquirer orally (within one day) and in writing (as promptly as practicable) after receipt of any Acquisition Proposal or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Yardville or any of its Subsidiaries or for access to the properties, books or records of Yardville or any Subsidiary by any Person or entity that informs the Board of Directors of Yardville or any Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Acquirer shall include all of the relevant details relating to such inquiry, proposal, modification or amendment which Yardville or any of its Subsidiaries or any such officer, director, employee, investment banker, financial advisor, attorney, accountant or other agent or representative may receive relating to any of such matters. Yardville shall keep Acquirer fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request. Yardville shall also promptly, and in any event within 24 hours, notify Acquirer, orally and in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal in accordance with the following sentence. Notwithstanding the foregoing, nothing contained in this Section 6.10 shall prohibit the Board of Directors of Yardville from furnishing information to, or entering into discussions or negotiations, with any Person that makes an unsolicited Acquisition Proposal, if, and only to the extent that, (A) the Board of Directors of Yardville determines in good faith that such Acquisition Proposal, if consummated, is reasonably likely to result in a transaction more favorable to Yardville’s stockholders, (B) the Board of Directors of Yardville, after consultation with and after considering the advice of outside legal counsel, determines in good faith that the failure to furnish information to or enter into discussions with such Person would be reasonably likely to violate the Board of Directors of Yardville’s fiduciary duties under New Jersey law; (C) such Acquisition Proposal was not solicited by Yardville and did not otherwise result from a breach of this Section 6.10 by Yardville (such proposal that satisfies (A), (B) and (C) being referred to herein as a “Superior Proposal”); (D) Yardville promptly (but in no event later than 24 hours after receipt) notifies Acquirer in writing of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with Yardville or any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers, and receives from such Person an executed confidentiality agreement on terms substantially similar to, and no less favorable to Yardville than, those contained in the Confidentiality Agreement; and (E) the Yardville Stockholders Meeting has not occurred. Yardville shall promptly provide to Acquirer any non-public information that is provided to the Person making such Acquisition Proposal or its representatives which was not previously provided to Acquirer. For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer as to any of the following (other than the transactions contemplated hereunder) involving Yardville or any of its Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, share exchange, mortgage, pledge, transfer or other disposition or change in control of the consolidated assets (including for this purpose the outstanding equity securities of subsidiaries of Yardville and securities of the entity surviving any merger or business combination including any of Yardville’s Subsidiaries) of Yardville, or any of its Subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of Yardville and its Subsidiaries, taken as a whole, immediately prior to such transaction; (iii) any tender offer or exchange offer, or acquisition from Yardville, pursuant to which any person (or group of persons) (other than Acquirer or its affiliates) directly or indirectly, acquires or would acquire more than 25% or more of the outstanding shares of capital stock of Yardville or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, or the filing of a registration statement under the Securities Act in connection therewith; (iv) or any other consolidation, business combination, recapitalization or similar transaction involving Yardville or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Yardville immediately prior to such transactions do not, in the aggregate, own at least 75% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Yardville Common Stock immediately prior to the consummation thereof, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

6.10.1. Yardville and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Acquirer) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Acquirer who have been furnished confidential information regarding Yardville in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Yardville agrees not to, and to cause its Subsidiaries not to, release any third party from the confidentiality and standstill provisions of any agreement to which Yardville or its Subsidiaries is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal. Neither Yardville nor the Board of Directors of Yardville shall approve or take any action to render inapplicable to any Acquisition Proposal the New Jersey Shareholders Protection Act, Section 14A:10A-1 et seq. of the NJBCA, or any similar Takeover Laws.

6.10.2. Yardville shall ensure that the executive officers, directors, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of Yardville or its Subsidiaries are aware of the restrictions described in this Section 6.10 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.10 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Yardville or its Subsidiaries, at the direction or with the consent of Yardville or its Subsidiaries, shall be deemed to be a breach of this Section 6.10 by Yardville.

6.10.3. Nothing contained in this Section 6.10 shall prohibit Yardville or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

Section 6.11. Reserves and Merger-Related Costs.

Yardville agrees to consult with Acquirer with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). Acquirer and Yardville shall also consult with respect to the character, amount and timing of restructuring charges to be taken by Yardville in connection with the transactions contemplated hereby and shall take such charges as Acquirer shall reasonably request, provided that no such actions need be effected until the conditions set forth in Sections 9.1. and 9.3 have been satisfied and until Acquirer shall have irrevocably certified to Yardville that all conditions set forth in Article 9 to the obligation of Acquirer to consummate the transactions contemplated hereby (other than the delivery of certificates or opinions) have been satisfied or, where legally permissible, waived. No action taken by Yardville in accordance with this Section 6.11 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

Section 6.12. Takeover Laws.

If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated by this Agreement (other than with respect to any Acquisition Proposal), Yardville, in conjunction with Acquirer, and the members of Yardville’s Board of Directors, in conjunction with Acquirer’s Board of Directors, will use reasonable best efforts to grant such approvals and take such actions as are necessary (other than any action requiring the approval of Yardville’s stockholders other than as contemplated by Section 8.1) so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Laws on any of the transactions contemplated by this Agreement.

Section 6.13. Yardville Warrants.

Yardville shall provide the holders of the Yardville Warrants with any notice required by the terms of the Yardville Warrants as a result of the entry into this Agreement or the consummation of the transactions contemplated hereunder.

ARTICLE 7

COVENANTS OF ACQUIRER

Section 7.1. Conduct of Business.

During the period from the date of this Agreement to the Effective Time, except with the written consent of Yardville, Acquirer will not, and will cause Acquirer Bank not to, voluntarily take any action, unless required by applicable law or regulation, that would: (i) adversely affect the ability of the parties to obtain any Regulatory Approval or other approvals of Governmental Entities required for the consummation of the transactions contemplated hereby; (ii) materially adversely affect its ability to perform its covenants and agreements under this Agreement; (iii) result in any of the conditions set forth in Article 9 hereof not being satisfied, or any of its representations or warranties in this Agreement becoming untrue as of any date after the date hereof, subject to opportunity to cure as set forth in Section 11.1.2.

Section 7.2. Current Information.

During the period from the date of this Agreement to the Effective Time, Acquirer will cause one or more of its representatives to confer with representatives of Yardville and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as Yardville may reasonably request. Acquirer will promptly notify Yardville of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Acquirer or any Acquirer Subsidiary.

Section 7.3. Financial and Other Statements.

As soon as reasonably available, but in no event later than the date such documents are filed with the SEC, Acquirer will deliver to Yardville the Securities Documents filed by it with the SEC under the Securities Laws. Acquirer will furnish to Yardville copies of all documents, statements and reports as it or Acquirer Bank file with, or receive from, any Bank Regulatory or other Governmental Entity with respect to the Merger and the Bank Merger.

Section 7.4. Disclosure Supplements.

From time to time prior to the Effective Time, Acquirer will promptly supplement or amend the ACQUIRER DISCLOSURE SCHEDULES delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such ACQUIRER DISCLOSURE SCHEDULE or which is necessary to correct any information in such ACQUIRER DISCLOSURE SCHEDULE which has been rendered materially inaccurate thereby. No supplement or amendment to such ACQUIRER DISCLOSURE SCHEDULE shall have any effect for the purpose of (i) determining satisfaction of the conditions set forth in Article 9 or (ii) the provisions of Article 11, and shall be for informational purposes only.

Section 7.5. Consents and Approvals of Third Parties.

Acquirer shall use all reasonable best efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

Section 7.6. All Reasonable Best Efforts.

Subject to the terms and conditions herein provided, Acquirer agrees to use all reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Section 7.7. Failure to Fulfill Conditions.

In the event that Acquirer determines that a condition to its obligation to complete the Merger or the Bank Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Yardville.

Section 7.8. Employee Benefits.

7.8.1. Subject to Section 4.9.4, Acquirer agrees that it will honor all Yardville Compensation and Benefit Plans in accordance with their terms as in effect immediately before the Effective Time as disclosed in the YARDVILLE DISCLOSURE SCHEDULE, subject to any amendment or termination thereof that may be required by the terms of this Agreement or permitted by the terms of the applicable Yardville Compensation and Benefit Plans. Acquirer will review all Yardville Compensation and Benefit Plans that are generally and uniformly provided to employees to determine whether to maintain, terminate or continue such plans. In the event employee compensation and/or benefits as currently provided by Yardville or any Yardville Subsidiary are changed or terminated by Acquirer, in whole or in part, Acquirer shall provide Continuing Employees (as defined below) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of Acquirer or its applicable Acquirer Subsidiary (as of the date any such compensation or benefit is provided). Continuing Employees who become participants in an Acquirer compensation and benefit plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes except for vacation or as otherwise specifically set forth herein) be given credit for meeting eligibility and vesting requirements (except for vesting requirements applicable to any defined benefit pension plan maintained by the Acquirer or its Affiliates) in such plans for service as an employee of Yardville or any Yardville Subsidiary or any predecessor thereto prior to the Effective Time. For one year following the Effective Time, Continuing Employees shall participate in the Acquirer’s Displaced Employee Assistance Plan as it may be in effect from time to time, provided, however, that the level of cash severance benefits payable thereunder shall equal the greater of the benefits payable under the Displaced Employee Assistance Plan or the benefits which would have been payable under the Yardville Change in Control Severance Compensation Plan had it not been terminated. From and after the one year anniversary of the Effective Time, Continuing Employees shall participate in the Acquirer’s Displaced Employee Assistance Plan as it may be in effect from time to time. This Agreement shall not be construed to limit the ability of Acquirer or Acquirer Bank to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate.

7.8.2. In the event of any termination or consolidation of any Yardville health plan with any Acquirer health plan, Acquirer shall make available to employees of Yardville or any Yardville Subsidiary who are employed by Acquirer or a Acquirer Subsidiary at or after the Effective Time (“Continuing Employees”) and their dependents employer-provided health coverage on the same basis as it provides such coverage to Acquirer employees. Unless a Continuing Employee affirmatively terminates coverage under a Yardville health plan prior to the time that such Continuing Employee becomes eligible to participate in the Acquirer health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Yardville health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits generally available to all employees of Acquirer and Acquirer Bank and their dependents. In the event of a termination or consolidation of any Yardville health plan, terminated Yardville employees and qualified beneficiaries will have the right to continued coverage under group health plans of Acquirer in accordance with Code Section 4980B(f), consistent with the provisions below. In the event of any termination of any Yardville health plan, or consolidation of any Yardville health plan with any Acquirer health plan, any coverage limitation under the Acquirer health plan due to any pre-existing condition shall be waived by the Acquirer health plan to the degree that such condition was covered by the Yardville health plan and such condition would otherwise have been covered by the Acquirer health plan in the absence of such coverage limitation. All Yardville Employees who cease participating in a Yardville health plan and become participants in a comparable Acquirer health plan shall receive credit for any co-payment and deductibles paid under Yardville’s health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the Acquirer health plan, upon substantiation, in a form satisfactory to Acquirer that such co-payment and/or deductible has been satisfied.

7.8.3. This Agreement shall inure exclusively to the benefit of and be binding upon the parties hereto and their respective successors, assigns, executors and legal representatives. Without limiting the generality of Section 12.5, nothing in this Section 7.8, express or implied: (i) is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; (ii) shall require the Acquirer to maintain any specific Yardville Compensation and Benefit Plan or to guarantee employment of any employee for any period of time after the Effective Time; and (iii) shall constitute an amendment to any Yardville Compensation and Benefit Plan or any Acquirer compensation or benefit plan or arrangement.

Section 7.9. Directors and Officers Indemnification and Insurance.

7.9.1. Acquirer shall maintain in effect for six (6) years following the Effective Time, the current directors’ and officers’ liability insurance policies maintained by Yardville (provided, that Acquirer may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to or at the Effective Time; provided, however, that in no event shall Acquirer be required to expend in the aggregate pursuant to this Section 7.9.1 more than 150% of the annual cost currently expended by Yardville with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Acquirer shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, Yardville agrees in order for Acquirer to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

7.9.2. In addition to 7.9.1, from and after the Effective Time, Acquirer shall indemnify and hold harmless each person who is now, or who has been at any time before the date hereof, or who becomes before the Effective Time, an officer or director of Yardville (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Acquirer, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Yardville or a Yardville Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time (the “Indemnified Liabilities”), to the fullest extent permitted under Yardville’s Certificate of Incorporation or Bylaws to the extent permitted by applicable law. Acquirer shall pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or Federal law upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification under this Section 7.9.2. Any Indemnified Party wishing to claim indemnification under this Section 7.9.2 upon learning of any Claim, shall notify Acquirer (but the failure to so notify Acquirer shall not relieve Acquirer from any obligations which it may have under this Section 7.9.2, except to the extent such failure materially prejudices Acquirer) and shall deliver to Acquirer the undertaking referred to in the previous sentence. In the event of any such Claim (whether arising before or after the Effective Time) (1) Acquirer shall have the right to assume the defense thereof (in which event the Indemnified Parties will cooperate in the defense of any such matter) and upon such assumption Acquirer shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof (provided, however, that Acquirer shall not settle, compromise or consent to the entry of any judgment with respect to any Claim brought against such Indemnified Party, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising with respect to such Claim or such Indemnified Party otherwise consents), except that if Acquirer elects not to assume such defense, or legal counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between Acquirer and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and Acquirer shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Acquirer shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties whose reasonable fees and expenses shall be paid promptly as statements are received, (3) Acquirer shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), and (4) no indemnification shall be available to the extent the person seeking indemnification has not acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Yardville or a Yardville Subsidiary or its successor, and with respect to any criminal proceeding, had reasonable cause to believe his conduct was unlawful, such determination to be made by a majority vote of a quorum consisting of the Directors of Acquirer who are not involved in such proceeding.

7.9.3. Acquirer shall pay all expenses (including attorneys’ fees) that may be reasonably incurred by an Indemnified Party in enforcing the indemnity and other obligations of Acquirer under this Section 7.9; provided, however, that Acquirer shall not be required to pay such expenses contemplated and shall be entitled to repayment of any advance payments of such expenses from an Indemnified Party if it is adjudicated or determined that such Indemnified Party is not entitled to indemnity under this Section 7.9.

7.9.4. In the event that either Acquirer or any of its successors or assigns, to the extent not assumed by operation of law, transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquirer shall assume the obligations set forth in this Section 7.9.

7.9.5. The obligations of Acquirer provided under this Section 7.9 are intended to be enforceable against Acquirer directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Acquirer.

Section 7.10. Stock Listing.

Acquirer agrees to list on the Stock Exchange (or such other national securities exchange on which the shares of the Acquirer Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of Acquirer Common Stock to be issued in the Merger.

Section 7.11. Stock Reserve.

Acquirer agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of its common stock to fulfill its obligations under this Agreement.

Section 7.12. Section 16(b) Exemption.

Acquirer and Yardville agree that, in order to most effectively compensate and retain Yardville Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Yardville Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Yardville Common Stock into shares of Acquirer in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 7.12. Assuming that Yardville delivers to Acquirer the Yardville Section 16 Information in a timely fashion prior to the Effective Time, the Board of Directors of Acquirer, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Yardville Insiders (as defined below) of Acquirer Common Stock in exchange for shares of Yardville Common Stock and/or New Options for Yardville Options, pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Yardville Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. “Yardville Section 16 Information” means information accurate in all material respects regarding the Yardville Insiders, the number of shares of Yardville Common Stock held by each such Yardville Insider and expected to be exchanged for Acquirer Common Stock in the Merger. “Yardville Insiders” means those officers and directors of Yardville who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are expected to be subject to Section 16(a) of the Exchange Act with respect to Acquirer Common Stock subsequent to the Effective Time.

ARTICLE 8

REGULATORY AND OTHER MATTERS

Section 8.1. Yardville Stockholders Meeting.

8.1.1. Yardville will promptly take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Yardville Stockholders Meeting”), for the purpose of considering this Agreement and the Merger as soon as practicable after the Merger Registration Statement is declared effective. Subject to the next sentence, the Board of Directors of Yardville has adopted resolutions recommending to the stockholders of Yardville the adoption of this Agreement and shall (i) recommend approval of this Agreement by the Yardville stockholders, (ii) take all reasonable lawful action to solicit approval of this Agreement by the

Yardville stockholders and (iii) not withdraw, modify or change in any manner adverse to Acquirer such favorable recommendation. The Board of Directors of Yardville may withdraw, modify or qualify any such recommendation only in connection with a Superior Proposal and only if the Board of Directors of Yardville determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would be reasonably likely to violate its fiduciary obligations under applicable law. Notwithstanding any such withdrawal, modification, or qualification, this Agreement and such other matters shall be submitted to the stockholders for the purpose of approving the Agreement and such other matters, and nothing contained herein shall be deemed to relieve Yardville of such obligation, provided, however, that if the Board of Directors of Yardville shall have withdrawn, modified or qualified its recommendation, then in submitting this Agreement to stockholders of Yardville, the Board of Directors of Yardville may submit this Agreement to the stockholders of Yardville without recommendation (although the resolutions approving and adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of Yardville may communicate the basis for its lack of a recommendation to the stockholders of Yardville in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

8.1.2. Yardville may postpone or adjourn the Yardville Stockholders Meeting to the extent the parties reasonably believe is necessary to ensure than any supplement or amendment to the Proxy Statement-Prospectus (as defined below) is provided sufficiently in advance of a stockholder vote on this Agreement and the Merger, including, without limitation, in connection with any amendment of the Proxy Statement-Prospectus contemplated by Section 8.2.3.

Section 8.2. Proxy Statement-Prospectus.

8.2.1. For the purposes (x) of registering Acquirer Common Stock to be offered to holders of Yardville Common Stock in connection with the Merger with the SEC under the Securities Act and (y) of holding the Yardville Stockholders Meeting, Acquirer and Yardville shall jointly draft and prepare the Merger Registration Statement, including a proxy statement of Yardville and prospectus of Acquirer satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed to the Yardville stockholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). The parties shall use their reasonable best efforts to file the Merger Registration Statement, including the Proxy Statement-Prospectus, with the SEC within 45 days after the date hereof. Each of Acquirer and Yardville shall use their reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Yardville shall thereafter promptly mail the Proxy Statement-Prospectus to its stockholders. Acquirer shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Yardville shall furnish all information concerning Yardville and the holders of Yardville Common Stock as may be reasonably requested in connection with any such action.

8.2.2. Each party shall provide the other with any information concerning itself that the other may reasonably request in connection with the drafting and preparation of the Proxy Statement-Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other promptly copies of all correspondence between such party or any of their representatives and the SEC. No filing of the Merger Registration Statement, including any amendment thereto shall be made without the parties each having the opportunity to review, comment on and revise the Merger Registration Statement. Each of Acquirer and Yardville agrees to use all reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Yardville Common Stock entitled to vote at the Yardville Stockholders Meeting hereof at the earliest practicable time.

8.2.3. Yardville and Acquirer shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Yardville shall cooperate with Acquirer in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Acquirer shall file an amended Merger Registration Statement with the SEC, and Yardville shall mail an amended Proxy Statement-Prospectus to the Yardville stockholders.

Section 8.3. Regulatory Approvals.

Each of Yardville and Acquirer will cooperate with the other and use all reasonable best efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Bank Regulators and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement. Yardville and Acquirer will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection any application, petition or any other statement or application made by or on behalf of Yardville or Acquirer to any Bank Regulator or other Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Yardville and Acquirer shall have the right to review and approve in advance all characterizations of the information relating to Yardville or Acquirer, as the case may be, and any of their respective Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any Bank Regulator or other Governmental Entity. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Acquirer to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to Yardville and its Subsidiaries, taken as a whole) on Acquirer, Yardville or the Surviving Corporation (a “Materially Burdensome Regulatory Condition”). In addition, Yardville agrees to cooperate and use its reasonable best efforts to assist Acquirer in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties and Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of Yardville and Acquirer following consummation of the Merger.

Section 8.4. Affiliates.

Yardville shall use all reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Yardville to deliver to Acquirer, as soon as practicable after the date of this Agreement, and at least thirty (30) days prior to the date of the Yardville Stockholders Meeting, a written agreement, in the form of Exhibit C hereto.

Section 8.5. Yardville Trust Preferred Securities.

8.5.1. Yardville shall cooperate with Acquirer to permit Acquirer to assume the obligations of Yardville under the Indentures and the Guarantees related to each Yardville Trust and to receive the transfer of the Common Securities related to each Yardville Trust, including by causing Yardville’s counsel to deliver such opinions as the Trustee of each Yardville Trust may reasonably require with respect to the assumption of the Yardville Trust Preferred Securities.

8.5.2. From and after the date hereof and until and including the Closing Date, Yardville shall (i) pay, or accrue, as applicable , and cause the Yardville Trusts to pay, or accrue, as applicable, all amounts due (when and as due) and comply, and cause each Yardville Trust to comply, with all of its obligations under the Indentures and the Guarantees related to the Yardville Trusts, and such other transaction documents (together the “Operative Documents”), and (ii) not enter into any agreement (or amend, alter or agree to amend or alter any Operative Document or other agreement) with the Yardville Trusts.

ARTICLE 9

CLOSING CONDITIONS

Section 9.1. Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of the parties to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, none of which may be waived unless permitted by applicable law:

9.1.1. Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of Yardville.

9.1.2. Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3. Regulatory Approvals. All Regulatory Approvals and other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and, in the case of the obligations of the Acquirer only, no such approval, authorization or consent shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

9.1.4. Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Acquirer Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.1.5. Stock Exchange Listing. The shares of Acquirer Common Stock to be issued in the Merger shall have been authorized for listing on the Stock Exchange, subject to official notice of issuance.

9.1.6. Tax Opinion. On the basis of and customary representations and assumptions, Acquirer shall have received an opinion of counsel to Acquirer, acceptable in form and substance to Acquirer, and Yardville shall have received an opinion of counsel to Yardville, acceptable in form and substance to Yardville, each dated as of the Closing Date and to the effect that for federal income tax purposes, (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (b) each of Acquirer and Yardville will each be a party to such reorganization; and (c) the exchange in the Merger of Acquirer Common Stock and cash for Yardville Common Stock will not give rise to the recognition of any income, gain or loss to Acquirer, Yardville, or the stockholders of Yardville with respect to such exchange except, with respect to the stockholders of the Yardville, to the extent of any cash consideration received and with respect to any cash received in lieu of fractional shares.

Section 9.2. Conditions to the Obligations of Acquirer under this Agreement.

The obligations of Acquirer under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.2.1 through 9.2.3 at or prior to the Closing Date:

9.2.1. Representations and Warranties. Each of the representations and warranties of Yardville set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (except that representations and warranties that by their terms specifically speak as of an earlier date shall be true and correct as of such date), in any case subject to the standard set forth in Section 4.1; and Yardville shall have delivered to Acquirer a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Yardville as of the Effective Time.

9.2.2. Agreements and Covenants. Yardville shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Acquirer shall have received a certificate signed on behalf of Yardville by the Chief Executive Officer and Chief Financial Officer of Yardville to such effect dated as of the Effective Time.

9.2.3. No Material Adverse Effect. From the date hereof until the Closing Date, no event has occurred and is continuing or circumstance arisen and is continuing that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Yardville.

Yardville will furnish Acquirer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as Acquirer may reasonably request.

Section 9.3. Conditions to the Obligations of Yardville under this Agreement.

The obligations of Yardville under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.3 at or prior to the Closing Date:

9.3.1. Representations and Warranties. Each of the representations and warranties of Acquirer set forth in this Agreement shall be true and correct as of the date of this Agreement and upon the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (except that representations and warranties that by their terms speak as of an earlier date shall be true and correct as of such date), in any case subject to the standard set forth in Section 5.1; and Acquirer shall have delivered to Yardville a certificate to such effect signed by the Chief Executive Officer or the Chief Financial Officer of Acquirer as of the Effective Time.

9.3.2. Agreements and Covenants. Acquirer shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Yardville shall have received a certificate signed on behalf of Acquirer by the Chief Executive Officer or Chief Financial Officer to such effect dated as of the Effective Time.

9.3.3. No Material Adverse Effect. From the date hereof until the Closing Date, no event has occurred and is continuing or circumstance arisen and is continuing that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Acquirer.

Acquirer will furnish Yardville with such certificates of their officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as Yardville may reasonably request.

ARTICLE 10

THE CLOSING

Section 10.1. Time and Place.

On the terms and subject to the conditions set forth in this Agreement, the Closing of the transactions contemplated hereby shall take place at the offices of Wachtell, Lipton, Rosen & Katz at 10:00 a.m. local time, or at such other place or time upon which Acquirer and Yardville mutually agree. A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz at 10:00 a.m. local time on the business day prior to the Closing Date.

Section 10.2. Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to Acquirer and Yardville the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article 9 hereof.

ARTICLE 11

TERMINATION, AMENDMENT AND WAIVER

Section 11.1. Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the stockholders of Yardville:

11.1.1. By the mutual written agreement of each of Acquirer and Yardville;

11.1.2. By either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Termination Date or shall not have been cured within thirty (30) days after written notice of such breach by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.2 unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by Yardville) or Section 9.3.1 (in the case of a breach of a representation or warranty by Acquirer);

11.1.3. By either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within thirty (30) days after written notice of such failure by the terminating party to the other party provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 11.1.3 unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.2 (in the case of a breach of covenant by Yardville) or Section 9.3.2 (in the case of a breach of covenant by Acquirer);

11.1.4. At the election of either party if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Acquirer and Yardville; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

11.1.5. By either party if the stockholders of Yardville shall have voted at the Yardville Stockholders Meeting on this Agreement and such vote shall not have been sufficient to approve this Agreement, provided, however, that the right to terminate this Agreement under this Section 11.1.5 shall not be available to Yardville if it failed to comply with its obligations under Section 6.10;

11.1.6. By either party if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become final and nonappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

11.1.7. By Acquirer if Yardville shall have breached Section 6.10 or Section 8.1;

11.1.8. By Acquirer, if the Board of Directors of Yardville shall have (i) failed to recommend in the Proxy Statement-Prospectus the approval of this Agreement or (ii) in a manner adverse to Acquirer, (x) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by such Board of Directors of this Agreement and/or the Merger to Yardville’s stockholders, or (y) recommended any Acquisition Proposal (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof; or

11.1.9. By Yardville, in its sole discretion, if (either before or after the approval of this Agreement by the Yardville stockholders) its Board of Directors so determines at any time during the three business day period commencing with (and including) the Determination Date (as defined below), if, as of the Determination Date, both of the following conditions are satisfied:

(a) the Determination Date Value (as defined below) is less than the product of 0.85 and the Initial Value (as defined below); and

(b) the number obtained by dividing the Acquirer Average Price (as defined below) by $71.84 (such number, the “Acquirer Ratio”) shall be less than the number obtained by dividing the Average Index Value (as defined below) by the Initial Index Price and subtracting 0.15 from such number (such number less 0.15, the “Index Ratio”).

Notwithstanding the foregoing, if Yardville elects to exercise its termination right pursuant to this Section 11.1.9, then during the seventy-two hour period commencing with the receipt by Acquirer of the notice required pursuant to the last paragraph of this Section 11.1, Acquirer shall have the option of increasing the Merger Consideration to be paid to the Yardville stockholders under Section 3.1 by adjusting the Share Ratio to equal the lesser of (i) the number (rounded to the nearest one-ten-thousandth) that would cause the Determination Date Value to be equal to the product of 0.85 and the Initial Value, and (ii) the number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Share Ratio (as then in effect) and the denominator of which is the Acquirer Ratio.

If Acquirer makes an election contemplated by the preceding sentence within such seventy-two hour period, it shall give prompt written notice to Yardville of such election and the revised Share Ratio, whereupon no termination shall have occurred pursuant to this Section 11.1.9 and this Agreement shall remain in effect in accordance with its terms (except as the Share Ratio shall have been so modified), and any references in this Agreement to the Share Ratio shall thereafter be deemed to refer to the Share Ratio as adjusted pursuant to this Section 11.1.9 (together with any additional adjustments pursuant to Section 3.1.5).

As used in this Section 11.1.9, the following terms have the following meanings.

“Acquirer Average Price” means the arithmetic mean of the closing sales prices per share of Acquirer Common Stock on the Stock Exchange as reported by The Wall Street Journal for the five consecutive Stock Exchange trading days ending at the close of trading on the Determination Date.

“Average Index Value” means the sum of the Final Prices for each company comprising the Index Group multiplied by the weight set forth on Exhibit C opposite the name of the applicable company, as they may be adjusted in accordance herewith.

“Determination Date” means the later of (i) the date on which the last required Regulatory Approval is obtained with respect to the Merger, without regard to any requisite waiting period and (ii) the business day immediately preceding the date of the Yardville Stockholders Meeting; provided, however, that if the Determination Date would occur more than fifteen days prior to the Closing Date, the Determination Date shall mean the third business day prior to the Closing Date. For the avoidance of doubt, there shall be only one Determination Date.

“Determination Date Value” means the sum of (i) the Cash Component; plus (ii) the product of (y) the aggregate Stock Consideration, multiplied by (z) the Acquirer Average Price.

“Final Price” means, with respect to any company belonging to the Index Group, the arithmetic average of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the same trading days used in calculating the Acquirer Average Price.

“Index Group” means the twelve financial institution holding companies listed on Exhibit C attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal for the acquisition of any such company or as to which any such company shall have made a proposal to acquire another company in which 20% or more of its outstanding shares would be issued, in each case at any time during the period beginning on the date of this Agreement and ending on the Determination Date. In the event that, at any time during the period beginning on the date of this Agreement and ending on the Determination Date, the common stock of any such company ceases to be publicly traded, a proposal to acquire any such company is announced, or such company announces an acquisition proposal in which 20% or more of such company’s outstanding shares are to be issued, such company will be removed from the Index Group, and the weights (which have been evenly distributed) attributed to the remaining companies will be adjusted so that they remain evenly distributed for purposes of determining the Final Index Price and the Initial Index Price. The twelve financial institution holding companies and the weights attributed to them are listed on Exhibit C.

“Initial Index Price” $49.83.

“Initial Value” shall mean $403,354,213.

The party desiring to terminate this Agreement pursuant to this Section 11.1 shall give written notice of such termination to the other party in accordance with Section 12.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 11.2. Effect of Termination.

11.2.1. In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of this Section 11.2 and Article 12, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

11.2.2. If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(a) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses; provided that costs and expenses of printing and mailing the Proxy Statement-Prospectus and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Yardville and Acquirer.

(b) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(c) As a condition of Acquirer’s willingness, and in order to induce Acquirer, to enter into this Agreement, and to reimburse Acquirer for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Yardville hereby agrees to pay Acquirer, and Acquirer shall be entitled to payment of a fee in an amount equal to $14,000,000 (the “Acquirer Fee”), within two (2) business days following the occurrence of any of the events set forth below:

(i) The entering into a definitive agreement by Yardville relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Yardville before the twelve month anniversary of the occurrence of any of the following: (I) the termination of this Agreement by Acquirer pursuant to Section 11.1.2 or 11.1.3 because of a willful breach by Yardville; or (II) the termination of this Agreement by Acquirer pursuant to Section 11.1.5 if prior to such termination an Acquisition Proposal shall have been publicly announced or shall have become publicly known to Yardville or shall have been communicated directly to the stockholders of Yardville; or

(ii) Acquirer terminates this Agreement pursuant to Section 11.1.7 or 11.1.8.

(d) In no event will Acquirer or Yardville have any claim against the officers or directors of Yardville or Acquirer or any of their respective Subsidiaries if this Agreement is terminated for any reason whatsoever.

(e) Yardville acknowledges that the agreements contained in this Section 11.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Acquirer would not enter into this Agreement; accordingly, if Yardville fails promptly to pay the amount due pursuant to this Section 11.2, and, in order to obtain such payment, Acquirer commences a suit which results in a judgment against Yardville for the fee set forth in this Section 11.2, Yardville shall pay to Acquirer its costs and expenses (including attorneys’ fees and expenses) in connection with such suit.

Section 11.3. Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the stockholders of Yardville), the parties hereto by action taken or authorized by their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the stockholders of Yardville, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to Yardville’s stockholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 12

MISCELLANEOUS

Section 12.1. Confidentiality.

Except as specifically set forth herein, Acquirer and Yardville mutually agree to be bound by the terms of the confidentiality agreement dated May 17, 2007 (the “Confidentiality Agreement”) previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its terms, notwithstanding any termination of this Agreement.

Section 12.2. Public Announcements.

Yardville and Acquirer shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law or any listing agreement with, in the case of Yardville, NASDAQ and, in the case of Acquirer, the Stock Exchange, neither Yardville nor Acquirer shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto (provided that neither party shall unreasonably withhold its consent to such issuance). Yardville and Acquirer have agreed to the text of the joint press release announcing the execution and delivery of this Agreement.

Section 12.3. Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

Section 12.4. Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if sent by facsimile (with confirmation) or delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

If to Yardville, to:	Patrick M. Ryan Chief Executive Officer Yardville National Bancorp 2465 Kuser Road Hamilton, New Jersey 08960 Fax: (609) 584-9711

With required copies to:	Thomas L. Hanley, Esq. Pepper Hamilton LLP 600 Fourteenth Street, N.W. Washington, D.C. 20005 Fax: (202) 220-1665

If to Acquirer, to:	The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, Pennsylvania 15222 Attention: Mergers & Acquisition Department Fax: (412) 762-6238

With required copies to:	Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street, New York, New York 10019 Attention: Edward D. Herlihy Nicholas G. Demmo Fax: (212) 403-2000

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand or sent by facsimile; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.

Section 12.5. Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, and that (except as provided in Section 7.9 of this Agreement) nothing in this Agreement (including the documents and instruments referred to in this Agreement) is intended to and does not confer upon any person other than the parties hereto any rights or remedies under or by reason of this Agreement.

Section 12.6. Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties, written or oral, other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties, both written and oral, with respect to its subject matter.

Section 12.7. Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy of a signature page shall be deemed to be an original signature page.

Section 12.8. Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 12.9. Governing Law.

This Agreement shall be governed by the laws of the State of New Jersey, without giving effect to its principles of conflicts of laws.

Section 12.10. Interpretation.

When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article, Section of or Exhibit to this Agreement unless otherwise indicated. The Recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the preamble to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

Section 12.11. Covenants with Respect to Subsidiaries and Affiliates.

Insofar as any provision of the Agreement shall require a subsidiary or an affiliate of a party to take or omit to take any action, such provision shall be deemed a covenant by Acquirer or Yardville, as the case may be, to cause such action or omission to occur.

Section 12.12. Waiver of Jury Trial.

Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12.12.

Section 12.13. Specific Performance.

The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New Jersey (or, to the extent that subject matter or personal jurisdiction does not exist in any such federal court, then in any New Jersey state court located in Essex County), in addition to any other remedy to which they are entitled at law or in equity.

Acquirer and Yardville have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

Dated: June 6, 2007	The PNC Financial Services Group, Inc.

	By:	/S/ DAVID J. WILLIAMS
	Name: Title:	David J. Williams Senior Vice President

Dated: June 6, 2007	Yardville National Bancorp

	By:	/S/ PATRICK M. RYAN
	Name: Title:	Patrick M. Ryan Chief Executive Officer

EXHIBIT A

FORM OF VOTING AGREEMENT

                    , 2007

Ladies and Gentlemen:

                     (“Acquirer”) and Yardville National Bancorp (“Yardville”) have entered into an Agreement and Plan of Merger dated as of                     , 2007 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, Yardville will merge with and into Acquirer, with Acquirer surviving the merger (the “Merger”). Acquirer has requested, as a condition to its execution and delivery to Yardville of the Merger Agreement, that the undersigned, a stockholder of Yardville, execute and deliver to Acquirer this Letter Agreement.

Each of the undersigned, solely in his/her individual capacity as a stockholder of Yardville, in order to induce Acquirer to execute and deliver to Yardville the Merger Agreement, and intending to be legally bound, hereby irrevocably:

(a) Agrees to be present (in person or by proxy) at all meetings of stockholders of Yardville called to vote for approval of the Merger so that all shares of common stock of Yardville over which the undersigned or a member of the undersigned’s immediate family owns beneficially (as used herein, “beneficial ownership” and derivatives thereof shall have the meaning set forth in Rule 13d-3 adopted by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or of record (the “Covered Shares”) will be counted present thereat for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all such shares in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of Yardville and any other action of Yardville’s stockholders requested in furtherance thereof), it being understood that as to immediate family members, the undersigned will use his/her reasonable efforts to cause the shares to be present and voted as provided above. The term “Covered Shares” shall include any shares of common stock of Yardville acquired beneficially or of record after the date hereof;

(b) Agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of Yardville, to approve or adopt the Merger Agreement;

(c) Agrees to vote against any Acquisition Proposal (as defined in the Merger Agreement);

(d)(i) Hereby revokes any and all previous proxies granted with respect to the Covered Shares and grants to Acquirer a proxy to vote the Covered Shares as indicated in Sections (b) and (c) above (which proxy shall be limited to the matters set forth in Sections (b) and (c)); (ii) intends that such proxy will be irrevocable and coupled with an interest and each of the undersigned will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy; provided that such proxy will expire automatically and without further action by the parties upon termination of this Letter Agreement;

(e) Agrees not to sell, transfer or otherwise dispose of the Covered Shares, or grant any proxy to vote such shares otherwise than in accordance with this Letter Agreement , except for transfers to charities, charitable trusts, or other charitable organizations under Section 501(c)(3) of the IRC, lineal descendants or a spouse of the undersigned, or to a trust or other entity for the benefit of one or more of the foregoing persons, provided that notice of such transfer is provided to Acquirer and the transferee agrees in writing to be bound by the terms of this Letter Agreement;

(f) Represents that the undersigned has the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles;

(g) Agrees that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms and agrees that Acquirer is entitled to an injunction or injunctions to prevent breaches of this Letter Agreement by the undersigned to enforce specifically the terms and provisions hereof, this being in addition to any other available remedy;

(h) Agrees to execute and deliver all such further documents, certificates and instruments and take all such further reasonable action necessary or appropriate;

(i) This Letter Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Neither this Letter Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

(j) Nothing herein shall impose any obligation on the undersigned to take any action nor omit to take action that would prevent the undersigned from discharging his or her fiduciary duties as a member of the Board of Directors or as an officer of Yardville or any of its subsidiaries.

(k) Agrees that this Letter Agreement shall be construed in accordance with and governed by the laws of the State of New Jersey without regard to any applicable principles of conflict of law.

(l) Nothing herein shall be deemed to vest in Acquirer any direct or indirect ownership or incidence of ownership of or with respect to any shares of common stock of Yardville.

The obligations set forth herein shall terminate concurrently with the earlier of (i) any termination of the Merger Agreement by either or both of Acquirer or Yardville pursuant to the terms of the Merger Agreement, or (ii) the completion of the Merger. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

This Letter Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Letter Agreement.

The undersigned intend to be legally bound hereby.

Sincerely,

Name

Title

EXHIBIT B

AFFILIATES AGREEMENT

                    , 2007

Gentlemen:

I have been advised that as of the date hereof I might be considered to be an “affiliate” of Yardville National Bancorp, a New Jersey corporation (“Yardville”), for purposes of paragraphs (c) and (d) of Rule 145 of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

                    (“Acquirer”) and Yardville have entered into an Agreement and Plan of Merger, dated as of                     , 2007 (the “Agreement”). Upon consummation of the merger contemplated by the Agreement (the “Merger”), I may receive shares of common stock of Acquirer (“Acquirer Common Stock”) (i) in exchange for my shares of common stock, no par value per share, of Yardville (“Yardville Common Stock”) or (ii) as a result of the exercise of Rights (as defined in the Agreement). This agreement is hereinafter referred to as the “Letter Agreement.”

I represent and warrant to, and agree with, Acquirer as follows:

1. I have read this Letter Agreement and the Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, pledge, transfer or otherwise dispose of shares of Acquirer Common Stock to be received by me pursuant to the Merger, to the extent I felt necessary, with my counsel or counsel for Yardville.

2. I have been advised that any issuance of shares of Acquirer Common Stock to me pursuant to the Merger will be registered with the SEC. I have also been advised, however, that, because I may be an “affiliate” of Yardville at the time the Merger will be submitted for a vote of the stockholders of Yardville and my disposition of such shares has not been registered under the Securities Act, I must hold such shares indefinitely unless (i) such disposition of such shares is subject to an effective registration statement and to the availability of a prospectus under the Securities Act, (ii) a sale of such shares is made in conformity with the provisions of Rule 145(d) under the Securities Act, (iii) a sale of such shares is made following expiration of the restrictive period set forth in Rule 145(d)(2) or (iv) in an opinion of counsel, in form and substance reasonably satisfactory to Acquirer, I am advised that some other exemption from registration is available with respect to any such proposed disposition of such shares. I understand that Acquirer will be under no obligation to register any disposition of my shares.

3. I understand and agree that stop transfer instructions will be given to the transfer agent of Acquirer with respect to the shares of Acquirer Common Stock I receive pursuant to the Merger and that there will be placed on the certificate representing such shares, or any certificates delivered in substitution therefor, a legend stating in substance:

The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act applies. The shares represented by this certificate may only be transferred in accordance with Rule 145(d) or an effective registration statement or exemption from registration under the Securities Act.

4. Unless a transfer of my shares of the Acquirer Common Stock is a sale made in conformity with the provisions of Rule 145(d), made following expiration of the restrictive period set forth in Rule 145(d) or made pursuant to any effective registration statement under the Securities Act, Acquirer reserves the right to put an appropriate legend on the certificate issued to my transferee.

It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Agreement is terminated in accordance with its terms. It is also understood and agreed that this Letter Agreement shall terminate and be of no further force and effect and the stop transfer instructions set forth above shall be lifted forthwith upon the delivery by the undersigned to Acquirer of a copy of a letter from the staff of the SEC, an opinion of counsel in form and substance reasonably satisfactory to Acquirer, or other evidence reasonably satisfactory to Acquirer, to the effect that a transfer of my shares of Acquirer Common Stock will not violate the Securities Act or any of the rules and regulations of the SEC thereunder. In addition, it is understood and agreed that the legend set forth in Paragraph 3 above shall be removed forthwith from the certificate or certificates representing my shares of Acquirer Common Stock upon expiration of the restrictive period set forth in Rule 145(d)(2), so long as Acquirer is then in compliance with SEC Rule 144(c), or if Acquirer shall have received a copy of a letter from the staff of the SEC, an opinion of counsel in form and substance reasonably satisfactory to Acquirer, or other evidence satisfactory to Acquirer that a transfer of my shares of the Acquirer Common Stock represented by such certificate or certificates will be a sale made in conformity with the provisions of Rule 145(d), or made pursuant to an effective registration statement under the Securities Act.

5. By its acceptance hereof, Acquirer agrees, for a period of two years after the Effective Time that it, as the Surviving Corporation, will (i) file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Exchange Act, so that the public information provisions of Rule 144(c) under the Securities Act are satisfied and the resale provisions of Rules 145(d)(1) and (2) under the Securities Act are therefore available to the undersigned in the event the undersigned desires to transfer any Acquirer Common Stock issued to the undersigned in the Merger, and (ii) otherwise cooperate to the extent reasonably necessary in order that I may legally transfer or sell my shares of Acquirer Common Stock in accordance with the resale provisions of Rules 145(d)(1) and (2) under the Securities Act.

6. I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse’s occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporation or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

7. I further recognize that in the event I become a director or officer of Acquirer upon consummation of the Merger, any sale of Acquirer Common Stock by me may subject me to liability pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended.

8. Execution of this Letter Agreement should not be construed as an admission on my part that I am an “affiliate” of Yardville as described in the first paragraph of this Letter Agreement or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this Letter Agreement.

* * * * *

This Letter Agreement shall be binding on my heirs, legal representative and successors.

Very truly yours,

Name: Title:

Accepted as of the date first above written

By:
Name: Title:

EXHIBIT C

INDEX GROUP MEMBERS AND WEIGHTS

Ticker	Company	Weight
WFC	Wells Fargo & Company	8.33%
WB	Wachovia Corporation	8.33%
STI	Sun Trust Banks, Inc.	8.33%
RF	Regions Financial Corporation	8.33%
CMA	Comerica Inc.	8.33%
BBT	BB&T Corporation	8.33%
NCC	National City Corporation	8.33%
KEY	KeyCorp	8.33%
FITB	Fifth Third Bancorp	8.33%
USB	U.S. Bancorp	8.33%
SOV	Sovereign Bancorp, Inc.	8.33%
MTB	M&T Bank Corporation	8.33%

ANNEX B

June 6, 2007

Board of Directors

Yardville National Bancorp

2465 Kuser Road

Hamilton, New Jersey 08690-3303

Dear Members of the Board:

We understand that Yardville National Bancorp, a New Jersey corporation (“Yardville”), and PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”), are about to enter into an Agreement and Plan of Merger (the “Agreement”), to be dated on or about June 6, 2007, pursuant to which Yardville will merge with and into PNC (the “Merger”). In connection with the Merger and the Agreement, you have requested our opinion as to whether the Merger Consideration (as hereinafter defined) to be received by the stockholders of Yardville pursuant to the Agreement is fair to such stockholders from a financial point of view.

Pursuant to the Agreement, subject to certain adjustments and except as otherwise provided for therein, at the Effective Time, each issued and outstanding share of Yardville Common Stock shall be converted into the right to receive (i) an amount in cash (the “Per Share Amount”) equal to Fourteen Dollars ($14.00) plus the product of (x) 0.2923 and (y) the average of the closing sale prices of Acquirer Common Stock on the Stock Exchange as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time (the “Acquirer Closing Price”), (ii) that number of shares of Acquirer Common Stock equal to a quotient, the numerator of which is the Per Share Amount and the denominator of which is the Acquirer Closing Price, or (iii) a combination of cash and Acquirer Common Stock as set forth in the Agreement (clauses (i), (ii) and (iii) are collectively, the “Merger Consideration”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Agreement. The foregoing summary of the Merger and the Merger Consideration is qualified in its entirety by reference to the Agreement.

Hovde Financial, Inc. (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. We were retained by Yardville to act as its financial advisor in connection with the Agreement and the Merger. We will receive compensation from Yardville in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Additionally, Yardville has agreed to indemnify us for certain liabilities, which may arise out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement and all attachments thereto;

(ii)	reviewed certain historical publicly available business and financial information concerning Yardville and PNC;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning Yardville and PNC;

(iv)	analyzed certain financial projections prepared by the management team of Yardville;

Board of Directors

June 6, 2007

B-2 of 3

(v)	held discussions with members of the senior management teams of Yardville and PNC for the purpose of reviewing the future prospects of Yardville and PNC;

(vi)	reviewed historical market prices and trading volumes of Yardville and PNC;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(viii)	evaluated the pro forma ownership of Acquirer Common Stock by the holders of Yardville Common Stock relative to anticipated contribution of Yardville’s assets, liabilities, equity and earnings to the pro forma combined company;

(ix)	analyzed the impact of the Merger on the pro forma combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions, our experience in other similar transactions, our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Yardville and PNC and in the discussions with the management teams of Yardville and PNC. In that regard, we have assumed that the financial forecasts, including, without limitation, the projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Yardville and PNC and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by the subsidiaries of Yardville and PNC are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Yardville, PNC or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Yardville, PNC or any of their respective subsidiaries, and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as tax-free reorganization under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Yardville, PNC and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on the surviving corporations that would have a material adverse effect on such corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter with Yardville.

Board of Directors

June 6, 2007

B-3 of 3

We are not expressing any opinion herein as to the prices at which shares of Acquirer Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any stockholder of Yardville as to how such stockholder should vote with respect to the Agreement at any meeting of Yardville stockholders.

This letter is solely for the information of the Board of Directors of Yardville and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the stockholders of Yardville in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion that as of the date hereof the Merger Consideration to be received by the stockholders of Yardville pursuant to the Agreement is fair to such stockholders from a financial point of view.

Sincerely,

ANNEX C

June 6, 2007

Board of Directors

Yardville National Bancorp

2465 Kuser Road

Hamilton Square, New Jersey 08690

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of the common stock of Yardville National Bancorp (“Yardville”) of the proposed merger by and between Yardville and PNC Financial Services Group Inc. (“PNC”). The terms of the proposed merger (the “Proposed Merger”) by and between PNC and Yardville are set forth in the Agreement and Plan of Merger, dated as of June 6, 2007, by and between PNC and Yardville (the “Merger Agreement”). Under the terms of the Merger Agreement, upon consummation of the Proposed Merger, each outstanding share of common stock of Yardville (the “Shares”), other than shares owned by Yardville or PNC (other than shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive, at the election of the holder of such Shares, either (i) cash in an amount equal to the Per Share Amount, without interest (the “Cash Consideration”), or (ii) the fraction of a share of common stock, par value $5.00 per share, of PNC (“PNC Common Stock”) as is equal to the Exchange Ratio (the “Stock Consideration,” and together with the Cash Consideration, the “Merger Consideration”), subject to the election and proration procedures set forth in the Merger Agreement. Pursuant to the Merger Agreement, (i) the Per Share Amount means the sum, rounded to the nearest one-tenth of a cent, of (A) $14.00 plus (B) the product, rounded to the nearest one tenth of a cent, of 0.2923 times the average, rounded to the nearest one ten thousandth of a dollar, of the closing sale prices of PNC Common Stock on the New York Stock exchange for the five trading days immediately preceding the day on which the Proposed Merger is effected; and (ii) the Exchange Ratio means the quotient, rounded to the nearest one ten thousandth, of (A) the Per Share Amount divided by (B) the average, rounded to the nearest one ten thousandth of a dollar, of the closing sale prices of PNC Common Stock on the New York Stock Exchange for the five trading days immediately preceding the day on which the Proposed Merger is effected. The terms and conditions of the Proposed Merger are more fully set forth in the Merger Agreement.

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Yardville and PNC or their respective affiliates. In the ordinary course of business, we may also actively trade the securities of Yardville and PNC for our own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We have acted exclusively for the Board of Directors of Yardville in rendering this fairness opinion and will receive a fee from Yardville for our services. Yardville has agreed to indemnify us against certain liabilities arising out of our engagement.

Board of Directors

Yardville National Bancorp

June 6, 2007

In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of Yardville and certain historical publicly available business and financial information concerning PNC, (ii) reviewed certain internal financial analyses and forecasts prepared by the management of Yardville and certain publicly available research analyst reports with respect to the future financial performance of PNC, (iii) reviewed the Merger Agreement, (iv) reviewed and analyzed historical market prices and trading volumes of both the Shares and the PNC Common Stock, (v) reviewed consensus earnings per share estimates for Yardville for the years ending December 31, 2007 and 2008 published by I/B/E/S and reviewed with management of Yardville, (vi) reviewed consensus earnings per share estimates for PNC for the years ending December 31, 2007 and 2008 published by I/B/E/S and reviewed with management of PNC (vii) studied and analyzed the consolidated financial and operating data of Yardville (viii) reviewed the pro forma financial impact of the Proposed Merger on PNC, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by senior management of Yardville and PNC, (ix) considered the financial terms and conditions of the Proposed Merger between Yardville and PNC as compared with the financial terms and conditions of comparable bank, bank holding company and financial holding company mergers and acquisitions, (x) met and/or communicated with certain members of Yardville’s senior management and PNC’s senior management to discuss their respective operations, historical financial statements and future prospects, and (xi) conducted such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by Yardville and PNC, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Yardville and PNC including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning Yardville and PNC nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of Yardville or PNC, nor have any valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of Yardville and PNC, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of the management of Yardville and PNC as to their most likely future performance. We have further relied on the assurances of management of Yardville and PNC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheet of Yardville and PNC are adequate to cover such losses; we have not reviewed individual loans or credit files of Yardville and PNC. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements are not waived. We have assumed that the Proposed Merger will qualify as a tax-free reorganization for federal income tax purposes. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including the cost savings and related expenses expected to result from the Proposed Merger.

Our opinion is based upon the information provided to us by the management of Yardville and PNC, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and

Board of Directors

Yardville National Bancorp

June 6, 2007

accordingly, it speaks to no other period. Our opinion does not address the underlying business decision of Yardville to engage in the Proposed Merger. We are expressing no opinion as to the value of the PNC Common Stock and the Shares when issued to holders of outstanding Shares pursuant to the Merger Agreement or the prices at which the PNC Common stock or the Shares may trade at any time. Our opinion is for the information of Yardville’s Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Yardville in connection with the Proposed Merger. In addition, we express no opinion or recommendation as to how the stockholders of Yardville should vote on the Proposed Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that this opinion may be included in its entirety in any filing made by Yardville in respect to the Proposed Merger with the Securities and Exchange Commission.

Based on the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration offered pursuant to the Merger Agreement, is fair, from a financial point of view, to the holders of the Shares.

Sincerely

BOENNING & SCATTERGOOD, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 1741 of the Pennsylvania Business Corporation Law (“PBCL”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another enterprise. Such indemnity may be against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and if, with respect to any criminal proceeding, the person did not have reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity. Such indemnity may be against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except no indemnification shall be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which the action was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

Section 1743 of the PBCL provides, in general, that a corporation must indemnify any representative of a business corporation who has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 or Section 1742 or in defense of any claim, issue, or matter therein, against expenses (including attorney fees) actually and reasonably incurred therein.

Section 1747 of the PBCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity against any liability asserted against the person in any capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify him against that liability under the provisions of the PBCL.

Article VII, Section 2 of PNC’s bylaws provides for indemnification to the fullest extent authorized by the laws of the Commonwealth of Pennsylvania for any person who was or is a director or officer of PNC, or is serving or shall have served at the request of PNC as a director, officer, employee or agent of another entity. PNC’s bylaws also permit PNC, upon authorization by its board of directors, to purchase and maintain insurance on behalf of any person to the full extent permitted by the laws of the Commonwealth of Pennsylvania.

The foregoing is only a general summary of certain aspects of Pennsylvania law and PNC’s bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Sections 1741, 1742, and 1743 of the PBCL and Article VII, Section 2 of the bylaws of PNC.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits. The following is a list of Exhibits to this Registration Statement

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of June 6, 2007, by and between Yardville National Bancorp and The PNC Financial Services Group, Inc. (included in Part I as Annex A to the document included in this Registration Statement)

3.1	Amended and Restated Articles of Incorporation of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.4 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007

3.2	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.5 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

5.1	Opinion of George P. Long, as to the validity of the shares of PNC common stock

8.1	Opinion of Pepper Hamilton LLP as to tax matters

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters

23.1	Consent of George P. Long (included in Exhibit 5.1 to this Registration Statement)

23.2	Consent of KPMG LLP

23.3	Consent of Deloitte & Touche LLP

23.4	Consent of Pepper Hamilton LLP (included in Exhibit 8.1 to this Registration Statement)

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 to this Registration Statement)

24.1	Powers of Attorney*

99.1	Form of Proxy Card for Special Meeting of Shareholders of Yardville National Bancorp

99.2	Consent of Hovde Financial, Inc.

99.3	Consent of Boenning & Scattergood, Inc.

*	Previously filed.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section I 0(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The PNC Financial Services Group, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pittsburgh, Commonwealth of Pennsylvania, on August 31, 2007.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ JAMES E. ROHR
Name: Title:	James E. Rohr Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on August 31, 2007.

Signature	Title

/S/ JAMES E. ROHR James E. Rohr	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/S/ RICHARD J. JOHNSON Richard J. Johnson	Chief Financial Officer (Principal Financial Officer)

/S/ SAMUEL R. PATTERSON Samuel R. Patterson	Controller (Principal Accounting Officer)

* Richard O. Berndt	Director

* Charles E. Bunch	Director

* Paul W. Chellgren	Director

* Robert N. Clay	Director

* George A. Davidson, Jr.	Director

* Kay Coles James	Director

* Richard B. Kelson	Director

* Bruce C. Lindsay	Director

* Anthony A. Massaro	Director

* Donald J. Shepard	Director

* Lorene K. Steffes	Director

* Dennis F. Strigl	Director

* Stephen G. Thieke	Director

* Thomas J. Usher	Director

* George H. Walls, Jr.	Director

* Helge H. Wehmeier	Director

*By:	/S/ GEORGE P. LONG, III
George P. Long, III Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of June 6, 2007, by and between Yardville National Bancorp and The PNC Financial Services Group, Inc. (included in Part I as Annex A to the document included in this Registration Statement)

3.1	Amended and Restated Articles of Incorporation of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.4 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007

3.2	Amended and Restated Bylaws of Registrant, as in effect on the date hereof, incorporated herein by reference to Exhibit 3.5 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005

5.1	Opinion of George P. Long, as to the validity of the shares of PNC common stock

8.1	Opinion of Pepper Hamilton LLP as to tax matters

8.2	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters

23.1	Consent of George P. Long (included in Exhibit 5.1 to this Registration Statement)

23.2	Consent of KPMG LLP

23.3	Consent of Deloitte & Touche LLP

23.4	Consent of Pepper Hamilton LLP (included in Exhibit 8.1 to this Registration Statement)

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2 to this Registration Statement)

24.1	Powers of Attorney*

99.1	Form of Proxy Card for Special Meeting of Shareholders of Yardville National Bancorp

99.2	Consent of Hovde Financial, Inc.

99.3	Consent of Boenning & Scattergood, Inc.

*	Previously filed.